
05046738

Valley National Bancorp

2004 Annual Report

VALLEY NATIONAL BANCORP IS A REGIONAL BANK HOLDING COMPANY WITH $10.8 BILLION IN ASSETS AS OF DECEMBER 31, 2004.

VALLEY NATIONAL BANK, ITS PRINCIPAL SUBSIDIARY, IS A SUPER COMMUNITY BANK THAT OPERATES 133 BRANCH OFFICES IN 86 COMMUNITIES THROUGHOUT 11 COUNTIES IN NORTHERN NEW JERSEY AND MANHATTAN.



HISTORICAL FINANCIAL DATA

HISTORICAL FINANCIAL DATA (1984–2004)* *(Dollars in millions, except for share data)*

Year End	Total Assets	Net Income	Diluted Earnings Per Share (7)	Return on Average Assets	Return on Average Equity	Dividends Per Share	Stock Splits and Dividends	
2004	**$10,763**	**$154.4**	**$1.56**	**1.51%**	**22.77%**	**$0.89**	**5/04 - 5%**	**Stock Dividend**
2003	9,873	153.4	1.55	1.63	24.21	0.85	5/03 - 5%	Stock Dividend
2002	9,148	154.6 (1)	1.50	1.78	23.59	0.81	5/02 - 5:4	Stock Split
2001	8,590	135.2 (2)	1.26	1.68	19.70	0.75	5/01 - 5%	Stock Dividend
2000	6,426	106.8	1.22	1.72	20.28	0.70	5/00 - 5%	Stock Dividend
1999	6,360	106.3 (3)	1.14	1.75	18.35	0.67	5/99 - 5%	Stock Dividend
1998	5,541	97.3 (4)	1.10	1.82	18.47	0.62	5/98 - 5:4	Stock Split
1997	5,091	85.0	1.00	1.67	18.88	0.52	5/97 - 5%	Stock Dividend
1996	4,687	67.5 (5)	0.88	1.47	17.23	0.48	5/96 - 5%	Stock Dividend
1995	4,586	62.6 (6)	0.80	1.40	16.60	0.46	5/95 - 5%	Stock Dividend
1994	3,744	59.0	0.89	1.60	20.03	0.44	5/94 - 10%	Stock Dividend
1993	3,605	56.4	0.86	1.62	21.42	0.34	4/93 - 5:4	Stock Split
1992	3,357	43.4	0.67	1.36	19.17	0.30	4/92 - 3:2	Stock Split
1991	3,055	31.7	0.49	1.29	15.40	0.29		
1990	2,149	28.6	0.46	1.44	14.54	0.29		
1989	1,975	36.0	0.56	1.92	19.93	0.28		
1988	1,835	34.2	0.52	2.00	20.96	0.25	7/88 - 3:2	Stock Split
1987	1,663	32.1	0.50	2.02	22.95	0.24		
1986	1,615	29.6	0.47	1.99	24.90	0.20	5/86 - 3:2	Stock Split
1985	1,471	24.2	0.38	1.73	23.76	0.16	2/85 - 2:1	Stock Split
1984	1,355	17.5	0.31	1.64	24.84	0.10		

All per share amounts have been adjusted retroactively for stock splits and stock dividends during the periods presented.
(1) Includes a tax benefit of $8.75 million due to the restructuring of a subsidiary into a REIT.
(2) Includes a charge of $7.0 million, net of tax, recorded in connection with the Merchants New York Bancorp, Inc. merger.
(3) Includes a charge of $2.2 million, net of tax, recorded in connection with the Ramapo Financial Corp. merger.
(4) Includes a charge of $3.2 million, net of tax, recorded in connection with the Wayne Bancorp, Inc. merger.
(5) Includes a $3.8 million FDIC SAIF assessment, net of tax.
(6) Includes a charge of $5.4 million, net of tax, recorded in connection with the Lakeland First Financial Group, Inc. merger.
(7) Beginning in 1997, earnings per share is presented on a diluted basis.
*Data for years prior to 2001 exclude Merchants New York Bancorp, Inc.; for years prior to 1999 exclude Ramapo Financial Corp.; for years prior to 1998 exclude Wayne Bancorp, Inc.; for years prior to 1997 exclude Midland Bancorp, Inc.; and for years prior to 1995 exclude Lakeland First Financial Group, Inc.



TO OUR SHAREHOLDERS

2004 marked another successful year for Valley. We increased our earnings per share for the ninth consecutive year. For the year ended December 31, 2004, Valley reported net income of $1.56 per diluted share or $154.4 million, compared to $1.55 per diluted share or $153.4 million for the year ended December 31, 2003. We achieved a return on average shareholders' equity of 22.77 percent, a return on average assets of 1.51 percent and an efficiency ratio of 48.2 percent that ranks as one of the best in the banking industry.



We had a very successful year in commercial lending resulting in our loan portfolio growing approximately 12.3 percent. This increase is partially attributable to our new business development staff whose expense we absorbed starting early in 2004 and from whom we began to see positive results as the year progressed. Overall, deposits increased almost 5 percent for the full year, while our non-interest bearing and low-cost savings deposits showed the greatest growth. Municipal deposits continued to increase throughout the year as our government banking team expanded its footprint.



STRATEGIC GROWTH

In a challenging interest rate, regulatory and competitive environment, Valley earned record net income and earnings per share, expanded its customer service initiatives, announced the acquisition of two commercial banks and most importantly continued to be managed for the long run. Valley expects to open 7 to 10 new branches in 2005, four of which will be located in Manhattan. The first of these new branches is scheduled to open on January 3, 2005 in South Orange, New Jersey.

Valley's announced acquisitions of NorCrown Bank and Shrewsbury Bancorp, anticipated to close during the first quarter of 2005, are both expected to be accretive within one year. These acquisitions will also expand our market presence and increase our franchise value. Since beginning our 24/7 customer service hours and Sunday branch banking initiative in November 2003, Valley has seen an increase in customer lobby traffic, an increase in accounts per household and a significant decrease in deposit account turnover, as evidenced by approximately a 50 percent decrease in checking account closings during 2004.

Enhancing Shareholder Value

On May 17, 2004, the Board of Directors issued a 5 percent stock dividend. This marked the 35th time in the last 36 years that Valley increased its cash dividend. Valley's Board of Directors has never reduced the regular cash dividend in the bank's 77-year history and strongly believes that cash dividends are an important component to shareholder value.

A Vision for the Future

In an increasingly competitive financial marketplace, we believe that Valley's continued profitability and growth is ensured by our ability to adhere to strict lending standards and performance measures, while delivering the highest quality products and customer service in a cost-efficient manner. We continue to seek strategic acquisitions to grow the franchise, as well as opportunities to expand our branch network by opening new offices where we see potential to add value. We also look for opportunities to forge new banking relationships with our personal hands-on approach even as the financial community continues to endure the trend of consolidation through mega-mergers.

On behalf of our directors, the Valley management team and our valued employees, thank you for your continued support.



Gerald H. Lipkin
Chairman of the Board,
President & CEO

Board of Direc[illegible]

Left to Right
1st Row

Richard S. Miller, Esq.
Managing Partner
Williams, Caliri, Miller, Otley & Stern

Gerald H. Lipkin
Chairman of the Board, President & CEO

Mary J. Steele Guilfoile
Chairman, MG Advisors, Inc.

Leonard J. Vorcheimer
Principal, LJV Enterprises

2nd Row

Pamela Bronander
Vice President
KMC Mechanical, Inc.

Barnett Rukin
Chief Executive Officer
SLX Capital Management

Spencer B. Witty
Emeritus

Eric P. Edelstein
Private Investor

Gerald Korde
President
Birch Lumber Co., Inc.

[illegible]lma Falduto
[illegible]sistant Secretary

[illegible], Jr.
[illegible]nvestor




Valley
National
Bancorp
Valley
National
Bancorp

3RD ROW

Robert E. McEntee
Management Consultant

Andrew B. Abramson
President and Chief Executive Officer The Value Group, Inc.

Graham O. Jones, Esq.
Partner, Jones & Jones, Esqs.

H. Dale Hemmerdinger
President, The Hemmerdinger Corporation

Robinson Markel, Esq.
KMZ Rosenman

Peter Southway
Retired

Michael L. LaRusso
Consultant

Walter H. Jones, III, Esq.
Retired



COMMERCIAL LENDING

The Commercial Lending Group played a vital role in Valley's success in 2004. Our business strategy to grow our Commercial Loan, Commercial Mortgage and Business Resource Center products through time-tested lending basics continued to serve us well. As always, Valley remains committed to the New York and New Jersey marketplace and continues to believe that it remains the most vibrant middle market business economy in the entire nation.

Once again, Valley's Commercial Lending Group produced increased loan growth of 14 percent from $2.95 billion to $3.36 billion by aggressively marketing our product lines through carefully targeted marketing campaigns. Our dedicated business development officers and commercial lenders are actively communicating our understanding of local markets and Valley's ability to manage and service the needs of commercial loan customers.

Valley believes that commercial businesses want their relationship managed by local bankers who can provide an exceptional level of convenience, value and extensive knowledge of the communities we serve.

In 2004, our Business Resource Center initiated a 24-hour turnaround on our popular small business E-Z line product for commercial loans and lines of credit customers. This product received an unprecedented welcome from the market in 2004 enabling Valley to increase its number of small business clients 134% over 2003. Our Business Resource Center expects continued growth in 2005 with the recent introduction of our government guaranteed SBA Express loan product. Valley's HealthCare Group and Professionals Group also supported Valley's growth this year by offering market-competitive and innovative products to the medical, legal and accounting communities.


Financed by
Valley National Bank
973-305-4013
L to R – Christopher J. Coiley, First Vice President; Alfred Sorrentino, Jr., Senior Vice President.

The low-interest rate environment in 2004 created a strong demand in commercial real estate. Valley seized this opportunity by supplying real estate professionals with a full range of financing solutions for investment and owner-occupied properties, as well as by continuing our market strategy of communicating Valley's local decision-making capability and customer familiarity.

Valley is a true financial partner in the local community, committed to providing innovative and individualized solutions. Our success in 2004 can be attributed to the skill and dedication of Valley's commercial lending officers who anticipate the ever-changing needs of the business community. In 2005, Valley will continue to earn the loyalty and trust of local businesses that appreciate the personalized attention we consistently deliver.

Center – Robert M. Meyer, Executive Vice President. Front – L to R – John H. Prol, First Senior Vice President; James G. Lawrence, Executive Vice President. Back – L to R – Richard P. Garber, First Senior Vice President; Robert E. Farrell, First Senior Vice President.



CONSUMER LENDING

Residential Real Estate Lending continued to be an engine for growth in 2004 with Mortgage and Home Equity portfolios providing a high volume of home financing opportunities for Valley. Continued low interest rates, strong demand for home ownership and limited land available for development in our trade area combined to increase property values, adding a sense of urgency to home buyers and those refinancing their first mortgages.

Valley's bi-weekly mortgage product offers a very attractive alternative to monthly mortgage payments, providing accelerated cash flows to Valley and dramatically reducing interest expense to the borrower. Our affiliation with Valley National Title Services (VNTS) has allowed us to develop a packaged closing product to remove closing cost uncertainties. Working closely with VNTS, Valley is able to better influence the levels of customer service which otherwise would lie with third-party providers outside our control.

Automobile Lending had its challenges in a year when auto manufacturers' captive financing affiliates continued to offer zero-rate financing and additional incentives. Valley is well positioned to capture indirect business from its auto dealer network as a result of increasing its sales team and signing up a significant number of additional dealer sales points. A change of focus on the financing of previously owned vehicles and the introduction of medium duty truck financing are expected to improve vehicle finance volumes and yields in 2005.



Wesley B. Livesey, Jr., Vice President.

Valley's continued attention to credit quality has produced excellent loan performance, thereby allowing Valley to offer its borrowers the most competitive rates, terms and service.

Our Customer Service Call Center, located in Wayne, New Jersey, completed its first year of service providing 24/7 telephone support for Valley customers. In December 2004, the friendly and knowledgeable Valley representatives in the Call Center responded to 78,633 calls (over 2,500 calls per day). This personalized service is in addition to Valley's Automated Telephone Response System and V-BankWorks (Valley's Internet Banking and Electronic Bill Paying Solution). Valley provides its customers with multiple banking channels to improve access to their account information.

Valley's full range of consumer loans and mortgages is designed to help our customers fulfill their dreams. By providing friendly, personalized customer service and innovative products when and how the customer wants them, we can achieve this goal everyday.

Center – Albert L. Engel, Executive Vice President; L to R – Elizabeth E. De Laney, Senior Vice President; Thomas Sparkes, Senior Vice President.



RETAIL BANKING











Retail Banking's primary goal is to develop personal banking relationships based on respect, trust and loyalty by providing a comprehensive array of products and services in the most friendly and convenient way possible to our customers. In 2004, we continued to enhance our customer service by extending hours at most branch locations, offering Sunday hours at over 45 branches and operating our Customer Service Call Center 24 hours a day, seven days a week.

Valley continued to grow brand awareness throughout its New Jersey and Manhattan marketplace in 2004 by opening new branches in Edgewater, Moonachie, Caldwell, Jersey City and Bound Brook, bringing its total to 133 full-service branch offices at year end. We continue to remodel and update our older branches by implementing our new interior design scheme that emphasizes modern banking services in a customer-friendly environment. Valley also expanded the functionality of its ATM's and on-line banking to include a Spanish language option.

The ongoing threat of identity theft led Valley to develop informational brochures and provide a free new service called Valley Verify℠, a photo and signature verification program designed to simplify and secure our customers' banking transactions.



Karen Hackes, First Vice President & Director of Training, Educational Resources.

Our popular Kids First Savings Club℠ Accounts grew to over 52,000 accounts, and we continued to reach out to students and parents with our Student Rewards Checking Account.

Valley knows that 2005 looks to be an exciting year. Two strategic acquisitions are pending in New Jersey. The acquisition of NorCrown Bank's 16 branch offices will help reinforce Valley's brand identity throughout Essex, Morris and Union counties, while the merger with Shrewsbury State Bank will add 12 branches, expanding Valley's presence south into Monmouth County. Our expansion plans for 2005 also include new New Jersey branch sites in South Orange, River Vale, Hillsborough, Cranford and Woodbridge. Additionally, a new full service branch is being constructed in Chester, New Jersey to replace an existing store front facility in that community. Valley also plans to open four new branches in Manhattan.

With the assistance of the Human Resources Department, we are endeavoring to foster our growth with a professional staff of highly qualified individuals who are trained to deliver friendly, high-quality service in all areas of Valley.

Valley's commitment, regardless of how it expands and grows, is to remain a community bank where quality of service and customer satisfaction are paramount.

Center – Peter Crocitto, Executive Vice President. Front – L to R – Carol B. Diesner, Senior Vice President; Andrea T. Onorato, Senior Vice President. Back – L to R – Bernadette M. Mueller, Senior Vice President; Barbara Mohrbutter, Senior Vice President.



WEALTH MANAGEMENT & INSURANCE SERVICES

Valley's Wealth Management & Insurance Services prospered in 2004 by providing alternative financial solutions to our customers' non-traditional banking needs. Valley's seasoned wealth managers deliver superior asset management, fixed income brokerage, financial planning and trust services with each customer's individual goals serving as our primary focus. Valley's insurance subsidiaries are directed by experts who offer not only general insurance products but title insurance as well.

During 2004, Valley successfully developed a 401K consulting service for its small business clientele. We implemented the service with several clients this past year and are now preparing for an extensive roll-out in 2005. Both Hallmark Capital Management, Inc. and New Century Asset Management, Inc. continue to grow by adding assets and new client relationships.

Glen Rauch Securities, Inc., Valley's fixed income investment subsidiary, continues to respond to the challenges presented by the historically low interest rate environment by creating laddered portfolios of both taxable and tax free bonds for their growing client base.

Valley National Title Services continues to expand its operations through partnering efforts with Valley's Professionals Group and loan departments. Offering title services has created additional value for Valley mortgage customers and law firms while generating greater income opportunities for Valley.


Valley
National
Bank
Wealth Management &
Insurance Services

Jill Holly, Vice President.

Valley's insurance subsidiary, Masters Coverage Corporation, continues to provide commercial and personal insurance services in a highly efficient automated manner, with most transactions virtually paperless. This allows for a more cost-effective way to deliver new and existing products, including insurance coverage that could be difficult for some customers to obtain from other providers.

Valley continues to be focused on its mission of providing high quality alternative financial products and services to its consumer and corporate customers, thereby strengthening the Valley relationship and contributing to Valley's earnings.

Center – Robert J. Mulligan, President, Wealth Management & Insurance Services. Front – L to R – Glen R. Rauch, President, Glen Rauch Securities, Inc.; Michael Daniels, President, Masters Coverage Corporation Back – L to R – Robert C. Kleiber, President & CEO, New Century Asset Management, Inc.; Peter S. Hagerman, President & CEO, Hallmark Capital Management, Inc.



CORPORATE & GOVERNMENT SERVICES

Valley's Corporate & Government Services Department enables commercial, not-for-profit and government banking clients to utilize a comprehensive array of Cash Management products and services to effectively manage cash flow. Product offerings include VNB Connect Plus℠ online treasury workstation, Lockbox and Remittance Processing, Controlled Disbursements, ACH Funds Concentration, Corporate Payment Notification (EDI Translation) and Account Reconcilement Services.

As a full-service government depository, Valley offers public entities a customized suite of specialty services replete with benefits. Our government banking clients conveniently maximize investment income and can disburse funds using Valley's Government Interest Checking Accounts. Valley's broad range of Cash Management, Municipal Leasing, and Public Finance Services, as well as the friendly customer service provided by its Government Banking Relationship Managers, completes the package.

In 2004, Government Services realized record deposit growth as Valley's brand and reputation continued to gain momentum in the public sector. Valley is now one of the larger depositories of public funds in New Jersey.

Business customers will continue to recognize Valley as a leader of innovative services for all segments of the business community. VNB Connect℠, a new online business banking solution expressly designed for Valley's small-to-mid-sized business customers, provides a direct "real-time" link to Valley, with time and cost saving features such as instant Cash Position reports, online Wire Transfer Origination and online Business Bill Payment. In 2005, Valley's comprehensive Cash Management product line will continue to expand with vastly improved escrow account management services through our new product offering, VNB Escrow Plus℠. Easy-to-read account summary and detail statements are standard in this exciting new product, and escrow agents will find record keeping simplified with online access to all escrow master and subordinate accounts.



L to R – John Gresh, Vice President; John Montgomery, Vice President.

VNB Connect Plus℠ users will see online Check Image Retrieval, E-Statements, and "real time" access to balance and statement information added to the product's extensive list of features. These additional features are designed to make online banking even easier and more convenient for Valley's Cash Management customers in 2005.

Center – Lorraine Basey, Vice President. L to R – James A. Fitzgerald, Vice President; Frank T. Cosentino, First Vice President.



COMMUNITY DEVELOPMENT

Total commitment to the communities we serve continued to be a high priority for Valley National Bank during 2004. In addition to providing traditional banking products and services to the citizens and businesses of these communities, Valley continued its long-established and recognized tradition of providing loans, investments and services that are essential for community revitalization, redevelopment and rebuilding.

Valley's 2004 commitment included a $10.2 million construction loan as part of a revitalization plan to build 45 homes to stabilize Newark neighborhoods. By empowering communities where Valley has a presence and where its employees live and work, Valley fulfills its mandate to serve the needs of the entire community including low and moderate-income households, as well as empowering small and minority-owned businesses and women-owned businesses.

We encourage our employees to identify service opportunities and to actively participate both professionally and personally. Whether it is providing community services for low and moderate-income individuals, or promoting affordable housing opportunities, Valley's employees are consistently at the forefront of these initiatives. In 2004, our ongoing efforts in promoting financial literacy have taken us to over 30 different school districts, reaching in excess of 2,300 students, with a lesson on developing good financial habits. Valley employees have also provided financial training to young people who are detainees at a New Jersey detention facility.



Valley volunteers generously donate 'sweat equity' to local organizations like Paterson Habitat for Humanity.

Valley employees generously offer their financial expertise by serving on many boards and committees of nonprofit organizations that provide affordable housing and essential community services. Our employees assisted more than 300 non-profit organizations in 2004.

Valley is also a generous provider of community-relations support for local organizations and neighborhood activities. During 2004, we partnered with over 2,800 organizations and helped strengthen the fiber of our communities while directly benefitting a substantial number of individuals and families.

Center – Garret G. Nieuwenhuis, First Senior Vice President.
L to R – Stephen P. Davey, Senior Vice President; Michael A. Fields, Vice President.



FINANCIAL & INVESTMENT MANAGEMENT

Valley's Financial & Investment Management activities are designed to provide liquidity and an attractive yield to support Valley's financial needs. When acquiring securities, emphasis is placed on current income, cash flow, interest sensitivity and providing support for Valley's local communities.

It is Valley's policy to make investments that reflect a mix of geographic diversification consistent with safe and sound banking practices.

Through sophisticated financial modeling, our investment officers seek fixed income instruments that will provide optimal yields in a multitude of different interest rate scenarios. This ensures that Valley has the cash flow and the financial flexibility to achieve a high-performance portfolio throughout many economic cycles. Within the guidelines listed above, the Financial Investment & Management Department prepares investment strategies on a quarterly basis which are approved by the Investment Committee of the Board of Directors.

Valley's investment portfolio is comprised predominantly of mortgage-backed securities that generate significant cash flow over the course of the year. Cash flows from investments, as well as from loans, provide funds for new interest earning assets and help Valley achieve its asset/liability management goals.


Index of Total Returns
190
170
150
130
110
90
70
Valley
KBW 50
S&P 500
1/00
12/00
12/01

PERFORMANCE GRAPH

Edward J. Lipkus, First Vice President, Controller.

The graph above compares the cumulative total return on a hypothetical $100 investment made on January 1, 2000 in: (a) Valley's common stock; (b) the Standard and Poor's ("S&P") 500 Stock Index; and (c) the Keefe, Bruyette & Woods' KBW50 Bank Index. The graph is calculated assuming that all dividends are reinvested during the relevant periods. The graph shows how a $100 investment would increase or decrease in value over time based on dividends (stock or cash) and increases or decreases in the market price of the stock.

	1/00	12/00	12/01	12/02	12/03	12/04
Valley	100.0	129.70	139.60	144.30	173.40	178.30
KBW 50	100.0	120.10	115.10	107.00	143.40	157.80
S&P 500	100.0	90.90	80.10	62.40	80.30	89.00

Center – Alan D. Eskow, Executive Vice President, Chief Financial Officer. Front – L to R – Ira Robbins, First Vice President; Linda M. Bucey, First Vice President. Back – L to R – Eric W. Gould, First Senior Vice President; Jack M. Blackin, Senior Vice President.



OFFICERS AND DIRECTORS

VALLEY NATIONAL BANCORP

Gerald H. Lipkin
Chairman of the Board,
President & Chief
Executive Officer

Peter Crocitto
Executive Vice President

Alan D. Eskow
Executive Vice President &
Chief Financial Officer

Albert L. Engel
Executive Vice President

James G. Lawrence
Executive Vice President

Robert M. Meyer
Executive Vice President

Jack M. Blackin
Senior Vice President &
Assistant Secretary

Wilma Falduto
Assistant Secretary

BOARD OF DIRECTORS
Andrew B. Abramson
Pamela R. Bronander
Joseph Coccia, Jr.
Eric P. Edelstein
Mary J. Steele Guilfoile
H. Dale Hemmerdinger
Graham O. Jones, Esq.
Walter H. Jones, III, Esq.
Gerald Korde
Michael L. LaRusso
Gerald H. Lipkin
Robinson Markel, Esq.
Robert E. McEntee
Richard S. Miller, Esq.
Barnett Rukin
Peter Southway
Leonard J. Vorcheimer
Spencer B. Witty, Emeritus

VALLEY NATIONAL BANK

OFFICERS

CHAIRMAN OF THE BOARD,
PRESIDENT & CHIEF
EXECUTIVE OFFICER
Gerald H. Lipkin

EXECUTIVE VICE PRESIDENTS
Peter Crocitto
Albert L. Engel
James G. Lawrence
Robert M. Meyer

EXECUTIVE VICE PRESIDENT &
CHIEF FINANCIAL OFFICER
Alan D. Eskow

PRESIDENT, WEALTH MANAGEMENT
& INSURANCE SERVICES
Robert J. Mulligan

FIRST SENIOR VICE PRESIDENTS
Kermit R. Dyke
Robert E. Farrell
Richard P. Garber
Eric W. Gould
Walter M. Horsting
Garret G. Nieuwenhuis
John H. Prol

SENIOR VICE PRESIDENTS
Michael D. Altman
Gerald H. Attanasio
Jack M. Blackin
Rosemarie A. Calabro
Stephen P. Davey
Elizabeth E. De Laney
Carol B. Diesner
Lawrence E. Flack
Wayne Fritsch
Dianne M. Grenz
Peter T. Jackey
Dorothy J. Kahlau
Jeffrey S. Kramer
Leonard S. Levine
Barbara Mohrbutter
Bernadette M. Mueller
John J. Murphy
Kenneth W. Nickel
Andrea T. Onorato
Marianne Potito
Harry A. Rosen
Richard M. Seguine
Sandra L. Seville
Alfred Sorrentino, Jr.
Thomas Sparkes

SENIOR VICE PRESIDENT &
GENERAL COUNSEL
Lucinda P. Long

SENIOR VICE PRESIDENT &
TRUST OFFICER
Peter V. Moehle

FIRST VICE PRESIDENT &
CONTROLLER
Edward J. Lipkus

GLEN RAUCH SECURITIES, INC.
Glen R. Rauch, President

HALLMARK CAPITAL
MANAGEMENT, INC.
Peter S. Hagerman, President &
Chief Executive Officer

MASTERS COVERAGE CORP.
Michael Daniels, President
Saul J. Friedland,
Executive Vice President
Arthur A. Schwartz,
Executive Vice President

MERCHANTS NEW YORK
COMMERCIAL CORP.
Irwin Schwartz, President

NEW CENTURY ASSET
MANAGEMENT, INC.
Robert C. Kleiber, President &
Chief Executive Officer

VALLEY COMMERCIAL
CAPITAL, LLC
Walter M. Horsting, President

VALLEY NATIONAL TITLE
SERVICES INC.
Joseph A. Perconti, President &
Chief Executive Officer



BRANCH LOCATIONS

Sussex
Passaic
Bergen
Warren
Morris
Essex
Hudson
Manhattan
Union
Hunterdon
Somerset
Middlesex
Monmouth
Mercer

Current Locations
New 2005
NorCrown Acquisition (pending)
Shrewsbury Acquisition (pending)

see complete branch listing on inside back cover

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION



VALLEY NATIONAL BANCORP & SUBSIDIARIES
(in thousands, except for share data)

	December 31, 2004	2003
ASSETS		
Cash and due from banks	$ 163,371	$ 218,166
Investment securities held to maturity, fair value of $1,306,074 and $1,252,765 in 2004 and 2003, respectively	1,292,338	1,232,239
Investment securities available for sale	1,883,729	1,805,680
Trading securities	2,514	4,252
Loans held for sale	2,157	5,720
Loans	6,932,158	6,166,689
Less: Allowance for loan losses	(65,699)	(64,650)
Net loans	6,866,459	6,102,039
Premises and equipment, net	161,473	128,606
Accrued interest receivable	46,737	40,445
Bank owned life insurance	170,602	164,404
Other assets	174,011	171,784
TOTAL ASSETS	$ 10,763,391	$ 9,873,335
LIABILITIES		
Deposits:		
Non-interest bearing	$ 1,768,352	$ 1,676,764
Interest bearing:		
Savings	3,591,986	3,283,716
Time	2,158,401	2,202,488
Total deposits	7,518,739	7,162,968
Short-term borrowings	510,291	377,306
Long-term debt	1,890,170	1,547,221
Accrued expenses and other liabilities	136,593	133,051
Total liabilities	10,055,793	9,220,546
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	—	—
Common stock, no par value, authorized 157,042,457 shares; issued 98,883,032 shares in 2004 and 98,912,481 shares in 2003	34,930	33,304
Surplus	437,659	318,599
Retained earnings	232,431	288,313
Unallocated common stock held by employee benefit plan	(88)	(259)
Accumulated other comprehensive income	3,355	20,531
	708,287	660,488
Treasury stock, at cost (27,496 shares in 2004 and 306,490 shares in 2003)	(689)	(7,699)
Total shareholders' equity	707,598	652,789
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,763,391	$ 9,873,335

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's SEC Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME



VALLEY NATIONAL BANCORP & SUBSIDIARIES
(in thousands, except for share data)

	Years ended December 31, 2004	2003	2002
INTEREST INCOME			
Interest and fees on loans	$ 370,921	$ 364,091	$ 368,402
Interest and dividends on investment securities:			
Taxable	134,274	118,816	133,982
Tax-exempt	11,587	10,991	10,093
Dividends	1,848	2,978	3,155
Interest on federal funds sold and other short-term investments	296	622	1,787
Total interest income	518,926	497,498	517,419
INTEREST EXPENSE			
Interest on deposits:			
Savings deposits	23,115	22,871	33,092
Time deposits	46,832	48,095	68,858
Interest on short-term borrowings	5,258	3,754	2,570
Interest on long-term debt	71,402	74,202	68,933
Total interest expense	146,607	148,922	173,453
NET INTEREST INCOME	372,319	348,576	343,966
Provision for loan losses	8,003	7,345	13,644
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	364,316	341,231	330,322
NON-INTEREST INCOME			
Trust and investment services	6,023	5,726	4,493
Insurance premiums	13,982	17,558	6,793
Service charges on deposit accounts	20,242	21,590	19,640
Gains on securities transactions, net	6,475	15,606	7,092
Gains on trading securities, net	2,409	2,836	—
Fees from loan servicing	8,010	9,359	9,457
Gains on sales of loans, net	3,039	12,966	6,934
Bank owned life insurance	6,199	6,188	6,712
Other	17,949	16,368	20,117
Total non-interest income	84,328	108,197	81,238
NON-INTEREST EXPENSE			
Salary expense	99,325	97,197	86,522
Employee benefit expense	24,465	22,162	19,364
Net occupancy expense	22,983	21,782	18,417
Furniture and equipment expense	13,391	12,452	11,189
Amortization of intangible assets	8,964	12,480	11,411
Advertising	7,974	7,409	8,074
Other	42,947	42,796	37,287
Total non-interest expense	220,049	216,278	192,264
INCOME BEFORE INCOME TAXES	228,595	233,150	219,296
Income tax expense	74,197	79,735	64,680
NET INCOME	$ 154,398	$ 153,415	$ 154,616
EARNINGS PER SHARE:			
Basic	$ 1.56	$ 1.55	$ 1.51
Diluted	1.56	1.55	1.50
CASH DIVIDENDS DECLARED PER COMMON SHARE	0.89	0.85	0.81
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:			
Basic	98,671,265	98,695,082	102,672,022
Diluted	99,178,698	99,223,550	103,274,932

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's SEC Form 10-K.



ADVISORY BOARDS

Auto Dealer Advisory Board

P. Russell Bodrato
All Brands Auto Sales, Inc.

Rudolph M. Chiorazzo
South Shore Ford, Inc.

Steven K. Cooper
Jack Trebour Ford Suzuki

Sanford Dorf
D & C Chevrolet Company

Lawrence T. Fette
Fette Imports, Inc.

Kenneth Gensinger
Gensinger Motors

Leonard Haiken
Prestige Imports, Inc.

Lee M. Horner
Wyman Ford, Inc.

Stuart Lasser
Saturn of Denville, Morristown & Livingston

Gerald A. Lustig
Acura of Denville

Samuel A. Magarino
Magarino Ford-Mercury

Eugene C. Meyers
Hawthorne Auto Sales Co.

Fred J. Meyers
Preakness Chevrolet, Inc.

David Nappa
Wayne Auto Sales, Inc.

Dennis C. Oberle
Mahwah Sales & Service, Inc.

David Oostdyk
Royal Pontiac & Oldsmobile, Inc.

Robert X. Robertazzi
Liberty Lincoln-Mercury, Inc.

James A. Salerno
Jim Salerno Pontiac, Buick, GMC

Craig A. Schultz
Schultz Ford, Inc.

Robert A. Senior
Three County Volkswagen Corp.

Peter A. Spina
Wayne Motors, Inc.

Gary M. Tursi
Gearhart Chevrolet, Inc.

Central Regional Advisory Board

George Bean
The George Bean Co.

Milton Brown
Accountant

Melvin Cohen
Handi-Hut, Inc.

Robert D'Alessandro
Welco CGI Gas Tech, LLC

Morris Diamond
The Diamond Agency

Phil Forte
Sandy Hill Building Supply Co.

Stanley Lee Gottlieb
The Diamond Agency

Arthur S. Gurtman
Consultant

Joseph Guttilla
Chopper Express

Mitchell Herman
Service Fabrics, Inc.

Lester F. Herrschaft
Albert A. Stier, Inc.

Charles Infusino
Little Falls Shop-Rite, Inc.

Sanford Kalb
Private Investor

Edna Kanter
Passaic-Clifton Driv-Ur-Self System, Inc.

Jack Kaplowitz
Birch Lumber Company

Carolyn Kessler
Kessler Industries, Inc.

Seymour Kulick
Garden State Lumber

Marc J. Lenner
Lester M. Entin Associates

Donald Lesser
Pine Lesser & Sons

Robert Lieberman
All-Ways Advertising Company

Martin Lucibello
Colonial Concrete

Anthony J. Marino
Century 21 Construction Corp.

Anthony J. Mazzone
Innovation Data Processing, Inc.

John V. McGrane
McGrane Mortgage Company

Frank Misischia
FLM Graphics

Jeffrey Moll
PBI Regional Medical Center

Patrick Mucci, Jr.
Group Advisory, Inc.

George Poydinecz
Developer

Joshua Rabinowitz
The ADI Group

Vincent Riviello
Atlantic Coast Fibers, LLC

Gerd Rohmert
Mayer Textiles Machine Corp.

Eastern Regional Advisory Board

JoAnn Andriola
Book Chevrolet Buick, Inc.

Gary D. Bennett, Esq.
Koch, Koch & Bennett

Gilbert Buchalter
Pharmaceutical Innovations, Inc.

John Coffey, Esq.
Attorney-at-Law

Francis Costenbader, Esq.
Attorney-at-Law

Charles Cumella
Fedco Steel Corporation

Andrew Fiore, Jr.
AWF Leasing Corporation

John E. Garippa, Esq.
Attorney-at-Law

Alan Golub
Modern Electric Co.

Peter A. Goodman
Goodman Sales Co., Inc.

Charles B. Hummel
Hummel Machine & Tool Co.

Robert Kuhl
J. Kuhl Metals, Inc.

Alan Lambiase
River Terminal Development Co.

Joseph LaScala
Bell Mill Construction Co., Inc.

Thomas J. Lazur
National Building Supply Corporation

John J. Martello
John J. Martello Inc.

Thomas Martin
CP Test Services, Inc.

Joseph Melone
San Carlo Restaurant

David Newton
Newrent, Inc.

Joseph Petito
Sunset Deli & Liquors

Licinio Silva
Silva & Silva, Inc.

Maria Silva
European Travel Agency

Pasquale P. Tremonte
Fulton Building Co., Inc.

Richard Tully
Kearny Shop Rite

William Van Ness
Van Ness Plastic Molding Co.

J. Scott Wright
Graphic Management, Inc.

New York Regional Advisory Board

Joseph Abergel
Jomark Textiles, Inc.

Peter Baum
Baum Bros. Imports Inc.

Stanley Blum
Blum & Fink, Inc.

Edward Blumenfeld
Blumenfeld Development Group, Ltd.

Leonard Boxer, Esq.
Stroock Stroock & Lavan, LLP

Arthur Fefferman
AFC Realty Capital, Inc.

Jack Forgash
Tri-Realty Management Corp.

Fredric H. Gould
Gould Investors

Sidney Gould
Bruckner Plumbing & Heating Corporation

Rudolf H. Hertz
Consultant

Robert Israel
Kentshire Galleries, Ltd.

Peter Jakobson, Jr.
Jakobson Properties, LLC

Steven U. Leitner, Esq.
Attorney-at-Law

William Lerner
Imperial Parking Systems, Inc.

Nathan Lubow
Consultant

Sara L. Mayes
Gemini Shippers Group

Alan Mirken
Aaron Publishing Group

Mitchell Nelson, Esq.
Salans

Joel I. Picket
Gotham Organization, Inc.

Mark Rachesky
MHR Management Company

Harvey Ravner
Private Investor

Suresh L. Sani
First Pioneer Properties

Leonard Schlussel
Welbilt Equipment Corporation

Charles I. Silberman
S. Parker Hardware Manufacturing Corp.

Marcia Toledano
990 AvAmericas Associates

John Usdan
Midwood Management Corp.



ADVISORY BOARDS

Thomas D. Farkas
Herbert L. Farkas Company

Gene Feyl
Consultant

Alan Goldstein, Esq.
Nussbaum, Stein, Goldstein & Bronstein

John Grabovitz
Roxbury Enterprises, Inc.

George Hagemeister
Consultant

Jackie Harrison
Center for Humanistic Change

Willard Hedden
Consultant

Joel A. Kobert, Esq.
Courter, Kobert, Laufer & Cohen

Joseph Kubert
Joe Kubert School of Cartoon & Graphic Art, Inc.

William H. McNear
McNear Excavating, Inc.

Kathleen Medore
National Fruit & Essences, Inc.

Ronald Petillo
Petillo Enterprises, Inc.

Roy Solondz
Roxbury Mortgage Co., Inc.

Stella Visaggio
Hackettstown Community Hospital

West Essex Regional Advisory Board

Bernie Adler
Adler Development

Jeffrey Birnberg
J. Birnberg & Associates, LLC

Patrick D'Angola
ARCS Fabricators, Inc.

Joseph J. DeLuccia, Esq.
Attorney-at-Law

James Demetrakis, Esq.
Attorney-at-Law

Kenneth Elkin
KG Specialty Steel, Inc.

Mark Fisch
Continental Properties

Jay Gerish
J. Gerish, Inc.

Donald Gottheimer
D & B Wholesale Cosmetics, Inc.

Frank Kobola
Koburn Investments

Jan Kokes
The Kokes Organization

Sanford Levine
Sanford Levine & Sons Packaging Corp.

Saul Lupin
Smolin, Lupin & Company, PA

Richard Mandelbaum
Mandelbaum & Mandelbaum Investors

Solomon Masters
ERA Masters Realty

Charles Moss, Jr.
Bow-Tie Building Times Square

Steven Nussbaum
PF Pasbjerg Development Co.

Jonathan Perelman
Friedman, LLP

Lawrence Rappaport, Esq.
Attorney-at-Law

Robert Ringley
Ber Plastics, Inc.

Stacey Rudbart
Morgan Stanley Dean Witter

Mort Salkind
Fox Development

Ben Sher
Sher Distributing Co., Inc.

Arnold Speert
William Paterson University

Richard Ullman
National Vision Administrators

Salvatore Valente
Bildisco Manufacturing Co., Inc.

Eric Witmondt
Woodmont Properties, LLC

CRA Advisory Committee

Eric Breit
Nonprofit Finance Fund

Barbara Dunn
Paterson Habitat for Humanity

The Reverend Dr. Elizabeth S. Hall
Homeless Solutions, Inc.

Christopher Kui
Asian Americans for Equality

Beverly M. Riddick
Homes of Montclair Ecumenical Corp (HOMECorp)

Victoria E. Taylor
Martin Luther King, Jr. Senior Center

Georjean W. Trinkle
Northwest New Jersey Community Action Program, Inc. (NORWESCAP)



SHAREHOLDER RELATIONS



Dianne M. Grenz, Senior Vice President, Director of Shareholder & Public Relations

Corporate Address

Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
(973) 305-8800

Annual Meeting

April 6, 2005
2:00 PM

Prime Hotel & Suites
690 Route 46 East
Fairfield, NJ 07004

Form 10-K

Persons may obtain a copy of Valley National Bancorp's 2004 Annual Report or Form 10-K by submitting a request in writing or calling:

Dianne M. Grenz
Senior Vice President
Shareholder & Public Relations Dept.
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
(973) 305-3380

dgrenz@valleynationalbank.com

News Media representatives and others seeking general corporate information should contact Dianne M. Grenz.

Financial Information

Investors, security analysts and others seeking financial information should submit a request in writing to:

Alan D. Eskow
Executive Vice President &
Chief Financial Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

Shareholder Inquiries, Dividend Reinvestment Plan, and Registrar and Transfer Agent

For information regarding shareholder accounts of common stock or Valley's Dividend Reinvestment Plan, please contact the Registrar and Transfer Agent or Valley National Bancorp:

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, New York 10038
Attn: Shareholder Relations Dept.
(800) 937-5449
Dividend Reinvestment Plan
(800) 278-4353

Valley National Bancorp
Attn: Shareholder Relations Dept.
(800) 522-4100, ext. 3380
(973) 305-3380

The 2004 Annual Report and Form 10-K are available on our website at www.valleynationalbank.com

Stock Listing

Valley National Bancorp common stock is traded on the New York Stock Exchange under the symbol VLY.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number 1-11277

VALLEY NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

New Jersey	**22-2477875**
(State or other jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
1455 Valley Road Wayne, NJ	**07470**
(Address of principal executive office)	**(Zip code)**

973-305-8800

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, no par value	New York Stock Exchange
VNB Capital Trust I 7.75% Trust Originated Securities (and the Guarantee by Valley National Bancorp with respect thereto)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registration is an accelerated filer (as defined in Exchange Act Rule 12b-2)

Yes ☑ No ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $2.3 billion on June 30, 2004.

There were 98,877,262 shares of Common Stock outstanding at February 18, 2005.

Documents incorporated by reference:

Certain portions of the Registrant's Definitive Proxy Statement (the "2005 Proxy Statement") for the 2005 Annual Meeting of Shareholders to be held April 6, 2005 will be incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Valley National Bancorp ("Valley") is a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"). At December 31, 2004, Valley had consolidated total assets of $10.8 billion, total deposits of $7.5 billion and total shareholders' equity of $707.6 million. In addition to its principal subsidiary, Valley National Bank ("VNB"), Valley owns 100 percent of the voting shares of VNB Capital Trust I, through which it issued trust preferred securities. VNB Capital Trust I is not a consolidated subsidiary. See Note 12 of the Notes to Consolidated Financial Statements.

VNB is a national banking association chartered in 1927 under the laws of the United States. VNB provides a full range of commercial and retail banking services. At December 31, 2004, VNB maintained 133 branch offices located in northern New Jersey and Manhattan. These services include the following: the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration ("SBA") and other commercial credits; equipment leasing; and personal and corporate trust, as well as pension and fiduciary services. VNB also provides through wholly-owned subsidiaries the services of an all-line insurance agency, a title insurance agency, Securities and Exchange Commission ("SEC") registered investment advisors and a registered securities broker-dealer.

VNB's subsidiaries are all included in the consolidated financial statements of Valley. These subsidiaries include a mortgage servicing company; a title insurance agency; asset management advisors which are SEC registered investment advisors; an all-line insurance agency offering property and casualty, life and health insurance; a subsidiary which holds, maintains and manages investment assets for VNB; a subsidiary which owns and services auto loans; a subsidiary which specializes in asset-based lending; a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft; and a subsidiary which is a registered broker-dealer. VNB's subsidiaries also include a real estate investment trust subsidiary ("REIT") which owns real estate related investments and a REIT subsidiary which owns some of the real estate utilized by VNB and related real estate investments. All subsidiaries mentioned above are wholly-owned by VNB, except Valley owns less than 1 percent of the holding company for the REIT subsidiary which owns some of the real estate utilized by VNB and related real estate investments. Each REIT must have 100 or more shareholders to qualify as a REIT, and therefore, both have issued less than 20 percent of their outstanding non-voting preferred stock to individuals, most of whom are non-senior management VNB employees.

VNB has four business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment management, and corporate and other adjustments. For financial data on the four business segments see Part II, Item 8, "Financial Statements and Supplementary Data—Note 20 of the Notes to Consolidated Financial Statements."

Valley makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available on its website at www.valleynationalbank.com without charge as soon as reasonably practicable after filing or furnishing them to the SEC. Also available on the website are Valley's corporate code of ethics that applies to all of Valley's employees including principal officers and directors, Valley's Audit Committee Charter, Compensation and Human Resources Committee Charter, Nominating and Corporate Governance Committee Charter as well as a copy of Valley's Corporate Governance Guidelines. Additionally, Valley will provide without charge, a copy of its Form 10-K to any shareholder by mail. Requests should be sent to Valley National Bancorp, Attention: Shareholder Relations, 1455 Valley Road, Wayne, NJ 07470.

Competition

The market for banking and bank-related services is highly competitive. Valley and VNB compete with other providers of financial services such as other bank holding companies, commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a growing list of other local, regional and national institutions which offer financial services. Mergers between financial institutions within New Jersey and in neighboring states have added competitive pressure. Competition intensified as a consequence of the Gramm-Leach-Bliley Act (discussed below) and interstate banking laws now in effect. Valley and VNB compete by offering quality products and convenient services at competitive prices. In order to maintain and enhance its competitive position, Valley regularly reviews its products, locations, alternative delivery channels and various acquisition prospects and periodically engages in discussions regarding possible acquisitions.

Employees

At December 31, 2004, VNB and its subsidiaries employed 2,345 full-time equivalent persons. Management considers relations with its employees to be satisfactory.

SUPERVISION AND REGULATION

The banking industry is highly regulated. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on VNB. It is intended only to briefly summarize some material provisions.

Bank Holding Company Regulation

Valley is a bank holding company within the meaning of the Holding Company Act. As a bank holding company, Valley is supervised by the Board of Governors of the Federal Reserve System ("FRB") and is required to file reports with the FRB and provide such additional information as the FRB may require.

The Holding Company Act prohibits Valley, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to subsidiary banks, except that it may, upon application, engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be so closely related to banking "as to be a proper incident thereto." The Holding Company Act requires prior approval by the FRB of the acquisition by Valley of more than five percent of the voting stock of any additional bank. Satisfactory capital ratios and Community Reinvestment Act ratings and anti-money laundering policies are generally prerequisites to obtaining federal regulatory approval to make acquisitions. The policy of the FRB provides that a bank holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support the subsidiary bank in circumstances in which it might not do so absent that policy. Acquisitions through VNB require approval of the office of the Comptroller of the Currency of the United States ("OCC"). The Holding Company Act does not place territorial restrictions on the activities of non-bank subsidiaries of bank holding companies. The Gramm-Leach-Bliley Act, discussed below, allows Valley to expand into insurance, securities, merchant banking activities, and other activities that are financial in nature.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking and Branching Act") enables bank holding companies to acquire banks in states other than its home state, regardless of applicable state law. The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate banks with branches in more than one state. Under the legislation, each state had the opportunity to "opt-out" of this provision. Furthermore, a state may "opt-in" with respect to *de novo* branching, thereby permitting a bank to open new branches in a state in which the bank does not already have a branch. Without *de novo* branching, an out-of-state commercial bank can enter the state only by acquiring an existing bank or branch. The vast majority of states have allowed interstate banking by merger but have not authorized *de novo* branching.

New Jersey enacted legislation to authorize interstate banking and branching and the entry into New Jersey of foreign country banks. New Jersey did not authorize *de novo* branching into the state. However, under federal law, federal savings banks which meet certain conditions may branch *de novo* into a state, regardless of state law.

Regulation of Bank Subsidiary

VNB is subject to the supervision of, and to regular examination by, the OCC. Various laws and the regulations thereunder applicable to Valley and its bank subsidiary impose restrictions and requirements in many areas, including capital requirements, the maintenance of reserves, establishment of new offices, the making of loans and investments, consumer protection, employment practices and entry into new types of business. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, which govern the extent to which a bank subsidiary may finance or otherwise supply funds to its holding company or its holding company's non-bank subsidiaries. Under federal law, no bank subsidiary may, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, its parent or the non-bank subsidiaries of its parent (other than direct subsidiaries of such bank which are not financial subsidiaries) or take their securities as collateral for loans to any borrower. Each bank subsidiary is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

Dividend Limitations

Valley is a legal entity separate and distinct from its subsidiaries. Valley's revenues (on a parent company only basis) result in substantial part from dividends paid to Valley by VNB. Payment of dividends to Valley by its subsidiary bank, without prior regulatory approval, is subject to regulatory limitations. Under the National Bank Act, dividends may be declared only if, after payment thereof, capital would be unimpaired and remaining surplus would equal 100 percent of capital. Moreover, a national bank may declare, in any one year, dividends only in an amount aggregating not more than the sum of its net profits for such year and its retained net profits for the preceding two years. In addition, the bank regulatory agencies have the authority to prohibit a bank subsidiary from paying dividends or otherwise supplying funds to Valley if the supervising agency determines that such payment would constitute an unsafe or unsound banking practice.

Loans to Related Parties

VNB's authority to extend credit to its directors, executive officers and 10 percent stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of the National Bank Act, Sarbanes-Oxley Act and Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of VNB's capital. In addition, extensions of credit in excess of certain limits must be approved by VNB's Board of Directors. Under the Sarbanes-Oxley Act, Valley and its subsidiaries, other than VNB, may not extend or arrange for any personal loans to its directors and executive officers.

Community Reinvestment

Under the Community Reinvestment Act ("CRA"), as implemented by OCC regulations, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a national bank, to assess the association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to make public disclosure of their CRA ratings. VNB received a "satisfactory" CRA rating in its most recent examination.

Recent Legislation

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), added new legal requirements for public companies affecting corporate governance, accounting and corporate reporting.

The Sarbanes-Oxley Act provides for, among other things:

- a prohibition on personal loans made or arranged by the issuer to its directors and executive officers (except for loans made by a bank subject to Regulation O);
- independence requirements for audit committee members;
- independence requirements for company auditors;
- certification of financial statements on Forms 10-K and 10-Q reports by the chief executive officer and the chief financial officer;
- the forfeiture by the chief executive officer and the chief financial officer of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by such officers in the twelve month period following initial publication of any financial statements that later require restatement due to corporate misconduct;
- disclosure of off-balance sheet transactions;
- two-business day filing requirements for insiders filing Form 4s;
- disclosure of a code of ethics for financial officers and filing a Form 8-K for a change in or waiver of such code;
- the reporting of securities violations "up the ladder" by both in-house and outside attorneys;
- restrictions on the use of non-GAAP financial measures in press releases and SEC filings;
- the formation of a public accounting oversight board;
- various increased criminal penalties for violations of securities laws;
- an assertion by management with respect to the effectiveness of internal control over financial reporting; and
- a report by the Company's external auditor on management's assertion and the effectiveness of internal control over financial reporting.

Each of the national stock exchanges, including the New York Stock Exchange (NYSE) where Valley's securities are listed, have implemented new corporate governance listing standards, including rules strengthening director independence requirements for boards, and requiring the adoption of charters for the nominating, corporate governance and audit committees. These rules require Valley to certify to the NYSE that there are no violations of any corporate listing standards. Valley has provided the NYSE with the certification required by NYSE Rule 303A(12). Valley's Chief Executive Officer and Chief Financial Officer have also filed certifications regarding the quality of Valley's public disclosure with the Securities and Exchange Commission.

USA PATRIOT Act

As part of the USA PATRIOT Act, signed into law on October 26, 2001, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Act"). The Act authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the Act expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.

The Department of Treasury issued regulations implementing the due diligence requirements. These regulations require minimum standards to verify customer identity and maintain accurate records, encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, prohibit the anonymous use of "concentration accounts," and requires all covered financial institutions to have in place an anti-money laundering compliance program.

Significantly, the Act amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of any financial institution involved in a proposed merger transaction in combating money laundering activities when reviewing an application under these acts.

Regulatory Relief Law

In late 2000, the American Home Ownership and Economic Act of 2000 instituted a number of regulatory relief provisions applicable to national banks, such as permitting national banks to have classified directors and to merge their business subsidiaries into the bank.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Financial Modernization Act of 1999 ("Modernization Act") became effective in early 2000. The Modernization Act:

- allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than was previously permissible, including insurance underwriting and making merchant banking investments in commercial and financial companies;
- allows insurers and other financial services companies to acquire banks;
- removes various restrictions that previously applied to bank holding company ownership of securities firms and mutual fund advisory companies; and
- establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

If a bank holding company elects to become a financial holding company, it files a certification, effective in 30 days, and thereafter may engage in certain financial activities without further approvals.

The OCC adopted rules to allow national banks to form subsidiaries to engage in financial activities allowed for financial holding companies. Electing national banks must meet the same management and capital standards as financial holding companies but may not engage in insurance underwriting, real estate development or merchant banking. Sections 23A and 23B of the Federal Reserve Act apply to financial subsidiaries and the capital invested by a bank in its financial subsidiaries will be eliminated from the bank's capital in measuring all capital ratios. VNB owns one financial subsidiary—Glen Rauch Securities, Inc. ("Glen Rauch") Valley has not elected to become a financial holding company.

The Modernization Act modified other financial laws, including laws related to financial privacy and community reinvestment.

Additional proposals to change the laws and regulations governing the banking and financial services industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on Valley cannot be determined at this time.

FIRREA

Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the Federal Deposit Insurance Corp ("FDIC") can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled

FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. These provisions have commonly been referred to as FIRREA's "cross guarantee" provisions. Further, under FIRREA, the failure to meet capital guidelines could subject a bank to a variety of enforcement remedies available to federal regulatory authorities.

FIRREA also imposes certain independent appraisal requirements upon a bank's real estate lending activities and further imposes certain loan-to-value restrictions on a bank's real estate lending activities. The bank regulators have promulgated regulations in these areas.

FDICIA

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency has promulgated regulations, specifying the levels at which a financial institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," and to take certain mandatory and discretionary supervisory actions based on the capital level of the institution. To qualify to engage in financial activities under the Modernization Act, all depository institutions must be "well capitalized." The financial holding company of a national bank will be put under directives to raise its capital levels or divest its activities if the depository institution falls from that level.

The OCC's regulations implementing these provisions of FDICIA provide that an institution will be classified as "well capitalized" if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 6.0 percent, (iii) has a Tier 1 leverage ratio of at least 5.0 percent, and (iv) meets certain other requirements. An institution will be classified as "adequately capitalized" if it (i) has a total risk-based capital ratio of at least 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 4.0 percent, (iii) has a Tier 1 leverage ratio of (a) at least 4.0 percent or (b) at least 3.0 percent if the institution was rated 1 in its most recent examination, and (iv) does not meet the definition of "well capitalized." An institution will be classified as "undercapitalized" if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, or (iii) has a Tier 1 leverage ratio of (a) less than 4.0 percent or (b) less than 3.0 percent if the institution was rated 1 in its most recent examination. An institution will be classified as "significantly undercapitalized" if it (i) has a total risk-based capital ratio of less than 6.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 3.0 percent, or (iii) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as "critically undercapitalized" if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination rating. Similar categories apply to bank holding companies.

In addition, significant provisions of FDICIA required federal banking regulators to impose standards in a number of other important areas to assure bank safety and soundness, including internal controls, information systems and internal audit systems, credit underwriting, asset growth, compensation, loan documentation and interest rate exposure.

Item 2. ***Properties***

VNB's corporate headquarters consist of three office buildings located adjacent to each other in Wayne, New Jersey. These headquarters encompass commercial, mortgage and consumer lending, the operations and data processing center, and the executive offices of both Valley and VNB. Two of the three buildings are owned by a subsidiary of VNB and leased to VNB, the other building is leased by VNB from an independent third party.

VNB owns two other office buildings in Wayne, New Jersey, one of which is occupied by those departments and subsidiaries providing trust and investment management services; the other is a newly purchased office building to be utilized for additional office space. It is anticipated that occupancy will begin during the second quarter of 2005. A subsidiary of VNB also owns an office building and a condominium office in Manhattan, which are leased to VNB and which house a portion of its New York lending and operations. In addition, Valley 747 Acquisition LLC, a subsidiary of VNB, owns a building in Chestnut Ridge, NY, primarily occupied by Masters Coverage Corp., also a subsidiary of VNB.

VNB provides banking services at 133 locations of which 62 locations are owned by VNB or a subsidiary of VNB and leased to VNB, and 71 locations are leased from independent third parties.

Item 3. ***Legal Proceedings***

There were no material pending legal proceedings to which Valley or any of its direct or indirect subsidiaries were a party, or to which their property was subject, other than ordinary routine litigations incidental to business and which are not expected to have any material effect on the business or financial condition of Valley.

The anti-money laundering ("AML") and bank secrecy ("BSA") laws have imposed far-reaching and substantial requirements on financial institutions. The Office of the Comptroller of the Currency ("OCC") stated during the third quarter of 2004, that because of the legislative response to the OCC's enforcement action and lapses with respect to Riggs National Bank, the OCC's enforcement policy with respect to AML/BSA compliance will be more forcefully applied.

Valley National Bank's AML/BSA compliance program has been subject to a recent regulatory examination by the OCC, the results of which have not yet been finalized. While Valley believes that its policies and procedures with respect to combating money laundering were effective and that Valley's AML/BSA policies and procedures were reasonably designed to comply with applicable standards, it cannot provide assurance that at some point in the future it will not face a regulatory action resulting from such regulatory examination, adversely affecting its ability to acquire banks and thrifts, or open new branches.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

Item 4A. ***Executive Officers of the Registrant***

Names	Age at December 31, 2004	Executive Officer Since	Office
Gerald H. Lipkin	63	1975	Chairman of the Board, President and Chief Executive Officer of Valley and VNB
Peter Crocitto	47	1991	Executive Vice President of Valley and VNB
Albert L. Engel	56	1998	Executive Vice President of Valley and VNB
Alan D. Eskow	56	1993	Executive Vice President, Chief Financial Officer and Secretary of Valley and VNB
James G. Lawrence	61	2001	Executive Vice President of Valley and VNB
Robert M. Meyer	58	1997	Executive Vice President of Valley and VNB
Kermit R. Dyke	57	2001	First Senior Vice President of VNB
Robert E. Farrell	58	1990	First Senior Vice President of VNB
Richard P. Garber	61	1992	First Senior Vice President of VNB
Eric W. Gould	36	2001	First Senior Vice President of VNB
Walter M. Horsting	47	2003	First Senior Vice President of VNB
Robert J. Mulligan	57	1991	First Senior Vice President of VNB
Garret G. Nieuwenhuis	64	2001	First Senior Vice President of VNB
John H. Prol	67	1992	First Senior Vice President of VNB
Jack M. Blackin	62	1993	Senior Vice President and Assistant Secretary of Valley and VNB
Stephen P. Davey	49	2002	Senior Vice President of VNB
Elizabeth E. De Laney	40	2001	Senior Vice President of VNB

All officers serve at the pleasure of the Board of Directors.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Valley's common stock trades on the New York Stock Exchange ("NYSE") under the symbol VLY. The following table sets forth for each quarter period indicated the high and low sales prices for the common stock of Valley, as reported by the NYSE, and the cash dividends declared per share for each quarter. The amounts shown in the table below have been adjusted for all stock dividends and stock splits.

	Year 2004			Year 2003		
	High	**Low**	**Dividend**	**High**	**Low**	**Dividend**
First Quarter	$28.14	$25.59	$0.214	$25.08	$21.65	$0.204
Second Quarter	27.62	24.13	0.225	26.08	22.49	0.214
Third Quarter	26.26	24.22	0.225	27.63	25.11	0.214
Fourth Quarter	28.46	25.71	0.225	28.56	26.52	0.214

Federal laws and regulations contain restrictions on the ability of Valley and VNB to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, "Business—Dividend Limitations" and Part II, Item 8, "Financial Statements and Supplementary Data—Note 16 of the Notes to Consolidated Financial Statements." In addition, under the terms of the preferred securities issued by VNB Capital Trust I, Valley could not pay dividends on its common stock if it deferred payments on the junior subordinated debentures which provide the cash flow for the payments on the trust preferred securities.

There were 9,184 shareholders of record as of December 31, 2004.

In 2000, Valley issued 83,387 shares of its common stock to the shareholders of Hallmark Capital Management, Inc. ("Hallmark") pursuant to a merger of Hallmark into a subsidiary of Valley. In 2003, 2002 and 2001, Valley issued an additional 48,585, 49,890 and 36,285 shares or $1.3 million, $1.2 million and $728 thousand, respectively, of its common stock pursuant to subsequent earn-out payments. No additional earn-out payments are required pursuant to this merger. All shares reflect the 5 percent stock dividend issued in May 2004 and all prior splits and dividends. These shares were exempt from registration under the Securities Act of 1933 because they were issued in a Private Placement under Section 4(2) of the Act and Regulation D thereunder. These shares have been subsequently registered for resale on Form S-3 under the Securities Act.

Pursuant to an existing contractual agreement, Valley issued 5,250 shares of its common stock with a value of $132,450 on October 22, 2003, to Michael Guilfoile, president of MG Advisors, Inc., for his consulting services in connection with Valley's acquisition of NIA/Lawyers Title Agency, LLC ("NIA/Lawyers") and Glen Rauch. These shares were exempt from registration under the Securities Act of 1933 because they were issued in a Private Placement under Section 4(2) of the Act and Regulation D thereunder.

Unregistered Sales of Equity Securities and Use of Proceeds

Purchases of equity securities by the issuer and affiliated purchasers

ISSUER PURCHASES OF EQUITY SECURITIES (1)

Period	**Total Number of Shares Purchased**	**Average Price Paid Per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans (2)**	**Maximum Number of Shares that May Yet Be Purchased Under the Plans (2)**
10/1/2004 – 10/31/2004	0	0	10,751,485	2,898,515
11/1/2004 – 11/30/2004	0	0	10,751,485	2,898,515
12/1/2004 – 12/31/2004	0	0	10,751,485	2,898,515
Total	0	0	10,751,485	2,898,515

(1) Share data reflects the 5 percent stock dividend issued on May 17, 2004.

(2) Publicly announced on May 14, 2003 to repurchase 2,625,000 shares.
Publicly announced on August 21, 2001 to repurchase 11,025,000 shares.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Valley's Consolidated Financial Statements and the accompanying notes presented elsewhere herein.

	Years ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except for share data)				
Summary of Operations:					
Interest income—tax equivalent basis (1)	$ 525,315	$ 503,621	$ 523,135	$ 559,557	$ 575,003
Interest expense	146,607	148,922	173,453	220,935	252,648
Net interest income—tax equivalent basis (1)	378,708	354,699	349,682	338,622	322,355
Less: tax equivalent adjustment	6,389	6,123	5,716	6,071	6,797
Net interest income	372,319	348,576	343,966	332,551	315,558
Provision for loan losses	8,003	7,345	13,644	15,706	10,755
Net interest income after provision for loan losses	364,316	341,231	330,322	316,845	304,803
Non-interest income	84,328	108,197	81,238	68,476	59,100
Non-interest expense	220,049	216,278	192,264	185,966	171,139
Income before income taxes	228,595	233,150	219,296	199,355	192,764
Income tax expense	74,197	79,735	64,680	64,151	66,027
Net income	$ 154,398	$ 153,415	$ 154,616	$ 135,204	$ 126,737
Per Common Share (2):					
Earnings per share ("EPS"):					
Basic	$ 1.56	$ 1.55	$ 1.51	$ 1.26	$ 1.17
Diluted	1.56	1.55	1.50	1.26	1.16
Dividends declared	0.89	0.85	0.81	0.75	0.70
Book value	7.16	6.62	6.33	6.44	6.10
Weighted average shares outstanding:					
Basic	98,671,265	98,695,082	102,672,022	106,979,406	108,338,441
Diluted	99,178,698	99,223,550	103,274,932	107,547,034	109,196,520
Ratios:					
Return on average assets	1.51%	1.63%	1.78%	1.68%	1.66%
Return on average shareholders' equity	22.77	24.21	23.59	19.70	20.24
Average shareholders' equity to average assets	6.62	6.74	7.56	8.53	8.22
Dividend payout	57.05	54.60	53.80	59.40	60.16
Risk-based capital:					
Tier 1 capital	11.12	11.25	11.42	14.08	11.26
Total capital	11.95	12.15	12.48	15.14	12.33
Leverage capital	8.28	8.35	8.67	10.25	8.48
Financial Condition at Year-End:					
Assets	$10,763,391	$ 9,873,335	$ 9,148,456	$ 8,589,951	$ 7,901,260
Loans, net of allowance	6,868,616	6,107,759	5,698,401	5,268,004	5,127,115
Deposits	7,518,739	7,162,968	6,683,387	6,306,974	6,136,828
Shareholders' equity	707,598	652,789	631,738	678,375	655,982

(1) In this report a number of amounts related to net interest income and net interest margin are presented on a tax equivalent basis using a 35 percent federal tax rate. Valley believes that this presentation provides comparability of net interest income and net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice and SEC rules.

(2) All per share amounts reflect the 5 percent stock dividend issued May 17, 2004, and all prior stock splits and dividends.

Item 7. ***Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations***

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley's results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis the reader is encouraged to review the consolidated financial statements and statistical data presented in this document.

Cautionary Statement Concerning Forward-Looking Statements

This Form 10-K, both in the MD&A and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations. These statements may be identified by an (*) or such forward-looking terminology as "expect," "anticipate," "look," "view," "opportunities," "allow," "continues," "reflects," "believe," "may," "should," "will" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, unanticipated changes in the direction of interest rates, changes in loan, investment and mortgage prepayment assumptions, relationships with major customers, changes in effective income tax rates, higher or lower cash flow levels than anticipated, slowdown in levels of deposit growth, a decline in the economy in New Jersey and New York, a decrease in loan origination volume, as well as a change in legal and regulatory barriers including compliance issues related to AML/BSA compliance, the development of new tax strategies or the disallowance of prior tax strategies, consummation of the acquisitions of NorCrown and Shrewsbury including the receipt of regulatory approval for NorCrown and the ability of Valley to successfully integrate NorCrown and Shrewsbury without the loss of significant loan and deposit business. Valley assumes no obligation for updating any such forward-looking statement at any time.

Critical Accounting Policies and Estimates

The accounting and reporting policies followed by Valley conform, in all material respects, to accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Valley's accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. The most significant accounting policies followed by Valley are presented in Note 1 of the Notes to Consolidated Financial Statements. Valley has identified its policies on the allowance for loan losses and income tax liabilities to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and could be most subject to revision as new information becomes available. Additional information on these policies can be found in Note 1 of the Notes to Consolidated Financial Statements.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the Consolidated Statements of Financial Condition. Note 1 of the Notes to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in this MD&A.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in Valley's consolidated financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact Valley's consolidated financial condition or results of operations.* Notes 1 and 14 of the Notes to Consolidated Financial Statements include additional discussion on the accounting for income taxes.

Executive Summary

In a challenging interest rate, regulatory and competitive environment, Valley earned record earnings per share, expanded customer service initiatives and announced the acquisition of two commercial banks. Net income was $154.4 million or $1.56 per diluted share, return on average assets was 1.51 percent and return on average equity was 22.77 percent for 2004. This compares with net income of $153.4 million or $1.55 per diluted share, return on average assets of 1.63 percent and return on average equity of 24.21 percent in 2003.

The loan portfolio grew year over year by approximately 12.3 percent, deposits increased almost 5 percent while non-interest bearing and low cost savings deposits showed the greatest growth. The positive increases in the balance sheet during the year translated into smaller gains in net interest income than traditionally experienced by Valley due to a lower net interest margin. The margin contracted as a result of compression in interest rates between short-term rates and long-term rates during the second half of 2004. The Federal Reserve began increasing short-term interest rates in the second half of 2004 paving the way for raising the interest rates on loans tied to the prime rate. This was not enough to offset the low level of long-term interest rates earned on the balance of Valley's loans and investments. This flattening of the yield curve is making it more difficult to earn the traditional spreads that Valley is accustomed to earning, in addition to diminishing the positive effect of Valley's interest sensitive balance sheet. However, Valley's balance sheet does continue to remain asset sensitive and Valley anticipates it will react positively, should the yield curve become steeper.*

The announced acquisitions in 2004 of Shrewsbury State Bank and NorCrown Bank, anticipated to close during the late first quarter or second quarter of 2005, respectively, are both expected to be accretive within one year, expand Valley's market presence and accordingly increase Valley's franchise value. Since beginning Valley's 24/7 customer service hours and Sunday branch banking initiative in November 2003, Valley has seen an increase in customer lobby traffic, an increase in accounts per household and a significant decrease in deposit account turnover as evidenced by approximately a 50 percent decrease in checking account closings.

Earnings for 2004 were impacted by the decreases in non-interest income of gains on sales of securities, gains on sales of loans and fee income from service charges and Valley's wealth management and insurance services operations. These decreases were partially offset by the benefit of a lower effective income tax rate and management's control over the increase in operating expenses.

Net Interest Income

Net interest income represents the largest component of Valley's operating income and as a result, is the area that management focuses most of its efforts. Net interest income on a tax equivalent basis increased to $378.7 million for 2004 compared with $354.7 million for 2003. Higher average balances in loans and investments increased interest income during 2004 compared with 2003 and was partly offset by lower average interest rates for these interest earning assets. For 2004, total average interest bearing liabilities increased while total interest expense declined as a result of lower interest rates.

Average loans increased $485.6 million or 8.0 percent, for the twelve months of 2004, while average taxable investments increased $332.3 million or 13.8 percent over the same period in 2003. Interest on loans increased $6.8 million for the twelve months of 2004 compared with the same period in 2003, due to the increased volume of loans. Interest on taxable investments increased $14.3 million for the twelve months in 2004 over the same period in 2003, mainly due to higher average balances and lower amortization expense offset by lower interest rates.

Average interest bearing liabilities for 2004 increased $649.7 million or 9.1 percent from 2003. Average savings deposits increased $319.2 million or 10.2 percent and continue to provide a low cost source of funding. This increase was attributed to the addition of new branches, the growth in municipal deposits, the continued increases in customer activity as well as advertising and promotional efforts. Average time deposits decreased $54.3 million or 2.4 percent from 2003, due to Valley's strategy to fund with lower cost deposits and borrowings. The decline in interest rates on deposits in conjunction with the decline in time deposits caused a net decrease in interest expense on deposits by $1.0 million. Average short-term borrowings increased $52.4 million or 15.0 percent over 2003 balances. Average long-term debt increased $332.5 million, or 23.7 percent and includes mostly Federal Home Loan Bank (FHLB) advances and repurchase agreements. The increase in borrowings is used as an alternative to deposits and is evaluated based upon need, cost and term.

The net interest margin on a tax equivalent basis was 3.94 percent for the twelve months ended December 31, 2004 compared with 4.04 percent for the same period in 2003. The change was mainly attributable to interest rates declining to historic low levels during 2004. Average interest rates on loans and investments declined 28 basis points while average interest rates on interest bearing liabilities declined 20 basis points causing a compression in the net interest margin for Valley and the banking industry. Increased loan and investment volume partially mitigated the negative impact of low interest rates.

During the second half of 2004, the Federal Reserve ("Fed") increased short-term interest rates five times. Valley's prime rate moved in conjunction with each interest rate increase which resulted in higher net interest income during the second half of the year. While this helped the interest on loans which adjust with the prime rate, it also increased Valley's cost of funding. Long-term interest rates did not increase in conjunction with the five federal funds rate increases, in fact it declined from the prior year and therefore, had no positive impact on interest rates for new fixed rate long-term loans and investments. This flattening of the yield curve is making it more difficult to earn the traditional spreads that Valley is accustomed to earning in addition to diminishing the positive effect of Valley's asset sensitive balance sheet position. If short-term interest rates continue an upward movement and long-term rates remain the same, it is anticipated that Valley's cost of deposits and borrowings will increase, negatively affecting net interest income during 2005.* However, Valley's balance sheet does continue to remain asset sensitive and Valley anticipates it will react positively, should the yield curve become steeper.*

The average interest rate for loans decreased 35 basis points to 5.67 percent and the average interest rate for taxable investments decreased 9 basis points to 4.96. Average interest rates on total interest earning assets of $9.6 billion decreased 28 basis points to 5.46 percent. Average interest rates also decreased on total interest bearing liabilities of $7.8 billion by 20 basis points to 1.89 percent from 2.09 percent. The average interest rate for deposits decreased by 8 basis points to 1.24 percent during 2004 compared to 2003.

Valley entered into cash flow hedges on July 28, 2004, which increased net interest income by $1.6 million and the net interest margin by 2 basis points during the year. While the cash flow hedges are expected to have a positive effect on net interest income and the net interest margin during the first half of 2005, Valley anticipates that the interest benefit received will be less than that received in 2004 as a result of increases in the prime rate. This benefit will become negative during the second half of 2005 until it expires in July of 2006, if the prime rate continues to increase.*

The following table reflects the components of net interest income for each of the three years ended December 31, 2004, 2003 and 2002.

ANALYSIS OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2004			2003			2002		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(in thousands)					
Assets									
Interest earning assets									
Loans (1)(2)	$ 6,541,993	$371,071	5.67%	$6,056,439	$364,295	6.02%	$5,489,344	$368,682	6.72%
Taxable investments (3)	2,742,161	136,122	4.96	2,409,851	121,794	5.05	2,285,445	137,137	6.00
Tax-exempt investments (1)(3)	313,673	17,826	5.68	253,002	16,910	6.68	227,267	15,529	6.83
Federal funds sold and other short-term investments	18,343	296	1.61	52,468	622	1.19	108,209	1,787	1.65
Total interest earning assets	9,616,170	$525,315	5.46	8,771,760	$503,621	5.74	8,110,265	$523,135	6.45
Allowance for loan losses	(68,941)			(67,536)			(66,152)		
Cash and due from banks	207,326			200,852			184,973		
Other assets	472,678			444,515			386,209		
Unrealized gain on securities available for sale	15,446			50,142			51,248		
Total assets	$10,242,679			$9,399,733			$8,666,543		
Liabilities and Shareholders' Equity									
Interest bearing liabilities									
Savings deposits	$ 3,452,862	$ 23,115	0.67%	$3,133,705	$ 22,871	0.73%	$2,719,107	$ 33,092	1.22%
Time deposits	2,181,678	46,832	2.15	2,236,018	48,095	2.15	2,361,527	68,858	2.92
Total interest bearing deposits	5,634,540	69,947	1.24	5,369,723	70,966	1.32	5,080,634	101,950	2.01
Short-term borrowings	401,564	5,258	1.31	349,160	3,754	1.08	185,305	2,570	1.39
Long-term debt	1,734,321	71,402	4.12	1,401,800	74,202	5.29	1,210,951	68,933	5.69
Total interest bearing liabilities	7,770,425	146,607	1.89	7,120,683	148,922	2.09	6,476,890	173,453	2.68
Demand deposits	1,739,452			1,577,817			1,446,296		
Other liabilities	54,734			67,489			87,910		
Shareholders' equity	678,068			633,744			655,447		
Total liabilities and shareholders' equity	$10,242,679			$9,399,733			$8,666,543		
Net interest income (tax equivalent basis)		378,708			354,699			349,682	
Tax equivalent adjustment		(6,389)			(6,123)			(5,716)	
Net interest income		$372,319			$348,576			$343,966	
Net interest rate differential			3.57%			3.65%			3.77%
Net interest margin (4)			3.94%			4.04%			4.31%

(1) Interest income is presented on a tax equivalent basis using a 35 percent tax rate.

(2) Loans are stated net of unearned income and include non-accrual loans.

(3) The yield for securities that are classified as available for sale is based on the average historical amortized cost.

(4) Net interest income on a tax equivalent basis as a percentage of total average interest earning assets.

The following table demonstrates the relative impact on net interest income of changes in volume of interest earning assets and interest bearing liabilities and changes in rates earned and paid by Valley on such assets and liabilities.

CHANGE IN NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2004 Compared to 2003 Increase (Decrease)(1)			2003 Compared to 2002 Increase (Decrease)(1)		
	Interest	Volume	Rate	Interest	Volume	Rate
	(in thousands)					
Interest income:						
Loans (2)	$ 6,776	$28,233	$(21,457)	$ (4,387)	$36,110	$(40,497)
Taxable investments	14,328	16,530	(2,202)	(15,343)	7,163	(22,506)
Tax-exempt investments (2)	916	3,681	(2,765)	1,381	1,726	(345)
Federal funds sold and other short-term investments	(326)	(498)	172	(1,165)	(753)	(412)
	21,694	47,946	(26,252)	(19,514)	44,246	(63,760)
Interest expense:						
Savings deposits	244	2,223	(1,979)	(10,221)	4,489	(14,710)
Time deposits	(1,263)	(1,167)	(96)	(20,763)	(3,498)	(17,265)
Short-term borrowings	1,504	613	891	1,184	1,865	(681)
Long-term debt	(2,800)	15,582	(18,382)	5,269	10,337	(5,068)
	(2,315)	17,251	(19,566)	(24,531)	13,193	(37,724)
Net interest income (tax equivalent basis)	$24,009	$30,695	$ (6,686)	$ 5,017	$31,053	$(26,036)

(1) Variances resulting from a combination of changes in volume and rates are allocated to the categories in proportion to the absolute dollar amounts of the change in each category.
(2) Interest income is adjusted to a tax equivalent basis using a 35 percent tax rate.

Non-Interest Income

The following table presents the components of non-interest income for the years ended December 31, 2004, 2003 and 2002.

NON-INTEREST INCOME

	Years ended December 31,		
	2004	2003	2002
	(in thousands)		
Trust and investment services	$ 6,023	$ 5,726	$ 4,493
Insurance premiums	13,982	17,558	6,793
Service charges on deposit accounts	20,242	21,590	19,640
Gains on securities transactions, net	6,475	15,606	7,092
Gains on trading securities, net	2,409	2,836	—
Fees from loan servicing	8,010	9,359	9,457
Gains on sales of loans, net	3,039	12,966	6,934
Bank owned life insurance ("BOLI")	6,199	6,188	6,712
Other	17,949	16,368	20,117
Total non-interest income	$84,328	$108,197	$81,238

Non-interest income represented 14.0 percent and 17.9 percent of total interest income plus non-interest income for 2004 and 2003, respectively. For the twelve months ended December 31, 2004, non-interest income decreased $23.9 million or 22.1 percent, compared with the same period in 2003.

Insurance premiums decreased $3.6 million or 20.4 percent in 2004 as compared with 2003, as a result of an industry wide reduction in mortgage refinancing activity and corresponding lower title insurance premiums.

Service charges on deposit accounts decreased $1.3 million or 6.2 percent in 2004 compared with 2003, mainly due to a lower volume of uncollected funds and overdraft activity. In addition, during 2004 there were several deposit account promotional campaigns held bank-wide to promote deposit growth. Such accounts were often service charge free for the first year.

Gains on securities transactions, net, decreased $9.1 million to $6.5 million for the year ended December 31, 2004 as compared to $15.6 million for the year ended December 31, 2003. The majority of security gains during 2004 were generated from mortgage-backed securities. The decline in securities gains is attributable to reduced sales activity in equity and mortgage-backed securities during 2004 as compared with 2003, when Valley took advantage of the bond market's strength and took gains on amortizable securities which were paying down rapidly. Last year, many of the mortgage-backed securities had substantial unrealized gains, low give-up yields and if not sold, had a strong likelihood of paying off at par within a very short time. Management made the decision to sell selected positions to realize the gains. The opportunities that existed during 2003 regarding mortgage-backed securities sales and prepayments were not available at the same rate during 2004.

Gains on trading securities, net, are realized gains or losses on the sale of trading securities, primarily municipal and corporate bonds which are held by Glen Rauch Securities.

Fees from loan servicing include fees for servicing residential mortgage loans and SBA loans. For the year ended December 31, 2004, fees from servicing residential mortgage loans totaled $6.5 million and fees from servicing SBA loans totaled $1.5 million, as compared to $7.9 million and $1.5 million for the year ended December 31, 2003. The aggregate principal balances of mortgage loans serviced by VNB's subsidiary VNB Mortgage Services, Inc. ("MSI") for others approximated $1.6 billion, $2.0 billion and $1.8 billion at December 31, 2004, 2003 and 2002, respectively. The continuing refinancing and payoff activity resulted in less fee income during 2004 from the serviced mortgage loan portfolio as borrowers continued to take advantage of lower interest rates.

Gains on sales of loans, net, decreased $9.9 million to $3.0 million for the year 2004 compared to $13.0 million for the prior year. This decrease was primarily attributed to lower loan sales of $35.1 million in residential mortgage loans in 2004 compared with $421.6 million during 2003. Valley originated approximately $609 million in residential mortgage loans during 2004 and chose to sell some of the lower rate 30-year fixed rate loans, thereby reducing interest risk on those loans should rates continue to rise in future periods.* Valley believes this strategy will help future net income should rates rise and Valley may continue, even at these lower volumes, to sell some of its newly originated conforming residential mortgage loans with low long-term fixed rates into the secondary market to balance its overall asset mix, loan growth strategy and interest rate sensitivity.* During 2004, approximately $244 thousand of gains from the sale of residential mortgage loans and $1.5 million of gains from the sale of SBA loans were recorded by VNB for sale into the secondary market.

Valley originally invested a total of $150.0 million in BOLI to help offset the rising cost of employee benefits. Income of $6.2 million was recorded from the BOLI during the year ended December 31, 2004 and 2003. BOLI income is exempt from federal and state income taxes. The BOLI is invested in investment securities including mortgage-backed, treasuries and high grade corporate securities and is managed by two independent investment firms.

Other non-interest income increased $1.6 million to $17.9 million in 2004 as compared to 2003. This increase was mainly due to higher income generated from call options (additional information on call options can be found in the Investment Securities section in this MD&A). The significant components of other non-interest income include fees generated from letters of credit and acceptances, credit cards, safe deposit box rentals and call options totaling, in the aggregate of approximately $13.5 million.

Non-Interest Expense

The following table presents the components of non-interest expense for the years ended December 31, 2004, 2003 and 2002.

NON-INTEREST EXPENSE

	Years ended December 31,		
	2004	2003	2002
		(in thousands)	
Salary expense	$ 99,325	$ 97,197	$ 86,522
Employee benefit expense	24,465	22,162	19,364
Net occupancy expense	22,983	21,782	18,417
Furniture and equipment expense	13,391	12,452	11,189
Amortization of intangible assets	8,964	12,480	11,411
Advertising	7,974	7,409	8,074
Other	42,947	42,796	37,287
Total non-interest expense	$220,049	$216,278	$192,264

Non-interest expense totaled $220.0 million for 2004, an increase of $3.8 million or 1.74 percent from 2003, mainly due to increases in salary expense, employee benefit expense and higher depreciation expense partly offset by lower amortization expense. The largest components of non-interest expense were salaries and employee benefit expense which totaled $123.8 million in 2004 compared with $119.4 million in 2003, an increase of $4.4 million or 3.71 percent.

The efficiency ratio measures a bank's total non-interest expense as a percentage of net interest income plus non-interest income. Valley's efficiency ratio for the year ended December 31, 2004 was 48.2 percent compared to 47.4 percent for 2003. Valley strives to control its efficiency ratio and expenses as a means of producing increased earnings for its shareholders.* The efficiency ratio has increased in recent years as a result of interest expense from the issuance of trust preferred securities in November 2001, included in the calculation, the higher efficiency ratios of Valley's recently acquired subsidiaries, lower growth in net interest income and a decline in 2004 in non-interest income.

Salary expense increased $2.1 million or 2.2 percent for the twelve months ended December 31, 2004, compared with the same period in the prior year. At December 31, 2004, full-time equivalent staff was 2,345 compared to 2,264 at the end of 2003. During 2004, Valley incurred additional expense to support expanded branch and call center hours of operations as well as incurred costs related to new business development and the implementation of regulatory compliance programs. These costs were partly offset by reductions in the mortgage origination area. Part-time employees are being utilized to a greater degree, especially in branch operations helping to control costs.

Valley significantly increased spending in connection with efforts to comply with the AML and BSA laws by adding additional compliance staff and hiring outside professionals to create a more robust compliance function required by the current regulatory environment. These laws have imposed far-reaching and substantial requirements on financial institutions. Valley's increasing level of expense arises, in part, in response to a recent regulatory examination by the OCC of Valley National Bank, the results of which have not yet been finalized. See Part I, Item 3. Legal Proceedings.

Employee benefit expense increased by $2.3 million or 10.4 percent for the twelve months ended December 31, 2004 compared with the same period in the prior year, mainly due to increased medical group insurance and pension plan accruals. Included in employee benefit expense was $627 thousand and $346 thousand, net of tax, of stock option expense recorded for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

Net occupancy expense and furniture and equipment expense, collectively, increased $2.1 million or 6.3 percent during 2004 in comparison to 2003. This increase was largely due to business expansion such as new and refurbished branches and increased depreciation charges in connection with investments in technology and facilities to better serve Valley's customers. Depreciation expense increased by approximately $1.7 million during 2004 compared with the prior year.

Amortization of intangible assets, consisting primarily of amortization of loan servicing rights decreased $3.5 million or 28.2 percent to $9.0 million for the twelve months ended December 31, 2004 compared with the same period in 2003, as a result of lower levels of prepayments. An impairment analysis is completed to determine the appropriateness of the value of Valley's mortgage servicing asset. A total impairment expense of $1.1 million was recorded during 2004 compared with $4.1 million in 2003.

Other non-interest expense remained approximately the same for the twelve months of 2004 compared with the same period in 2003. The significant components of other non-interest expense include data processing, professional fees, postage, telephone, stationery, insurance, title search fees and service fees totaling approximately $34.6 million for 2004, compared with $33.6 million for 2003.

Income Taxes

Income tax expense as a percentage of pre-tax income was 32.5 percent for the year ended December 31, 2004 compared with 34.2 percent in 2003. This decrease was due to adjustments related to reconciliations of book expense to income tax returns and the level of tax accruals. Income tax expense is expected to approximate 34 percent for 2005 unless there are changes in levels of non-taxable income, tax planning strategies or unexpected changes in state or federal income tax laws.*

Business Segments

VNB has four business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment management, and corporate and other adjustments. Lines of business and actual structure of operations determine each segment. Each is reviewed routinely for its asset growth, contribution to pre-tax net income and return on average interest earning assets. Expenses related to the branch network, all other components of retail banking, along with the back office departments of the bank, and cash flow hedges are allocated from the corporate and other adjustments segment to each of the other three business segments. Valley's wealth management and insurance services division, comprised of trust, investment and insurance services, are included in the consumer lending segment. The financial reporting for each segment contains allocations and reporting in line with VNB's operations, which may not necessarily be compared to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting. For financial data on the four business segments see Part II, Item 8, "Financial Statements and Supplementary Data-Note 20 of the Notes to Consolidated Financial Statements."

The consumer lending segment had a return on average interest earning assets before income taxes of 2.31 percent for the year ended December 31, 2004 compared with 2.98 percent for the year ended December 31, 2003. Average interest earning assets increased $200.9 million, which is attributable mainly to gains in home equity, residential mortgage loans and automobile loans. Increases in home equity loans were driven by favorable interest rates and marketing efforts. The increases in residential mortgage loans were also due to a favorable interest rate environment, refinance and strong home purchase activity and continuing stable economic conditions in Valley's lending area. Increases in automobile loans were achieved primarily through increased indirect auto lending through continued expansion of Valley's auto loan dealer base. This expansion into new lending territories increased new loan volume offsetting the prepayments of existing loans and loss of business due to manufacturers' based incentives such as zero percent financing. Average interest rates on consumer loans decreased by 45 basis points and the expenses associated with funding sources decreased by 16 basis points. The majority of the rates on these loans are fixed and do not adjust with changes in short-term interest rates. While the rates of the automobile loan portfolio are fixed, the duration of 1.5 years is relatively short, and therefore, the portfolio yield fluctuates in conjunction with lower interest rates. Additionally, interest rates on home equity lines of credit have adjusted upward during the second half of 2004 with increases in the prime lending rate. Normal cash flow, prepayment volume and new loans at lower interest rates caused the decline in yield. Income before income taxes decreased $16.2 million due to the decline in non-interest income (mainly from lower gains on the sale of loans, decreased loan fees and lower title insurance fees), and an increase in the provision for loan losses, offset by decreases in operating expenses and a larger allocation of the internal transfer expense due to increased average interest earning assets.

The return on average interest earning assets before income taxes for the commercial lending segment decreased to 2.66 percent compared with 2.76 percent for the year ended December 31, 2004 and 2003, respectively. Average interest earning assets increased $262.1 million, attributed to volume gains in commercial loans and commercial mortgages. Interest rates on commercial lending decreased by 22 basis points due to continued low interest rates mainly affecting a large number of adjustable rate loans tied to the prime index and the refinance of loans at lower rates, while the expenses associated with funding sources decreased by 16 basis points. Income before income taxes increased $4.0 million primarily as a result of increased net interest income including prepayment penalties, offset by a larger allocation of the internal transfer expense resulting from increased average interest earning assets.

The investment management segment had a return on average interest earning assets before income taxes of 2.98 percent for the year ended December 31, 2004, 16 basis points less than the year ended December 31, 2003. Average interest earning assets increased by $381.4 million. The yield on interest earning assets decreased by 18 basis points to 5.16 percent for the year ended December 31, 2004. The investment portfolio is comprised predominantly of mortgage-backed securities that have generated significant cash flows over the course of the year. Cash flows from investments, specifically mortgage-backed securities, prepaid at a faster pace due to low long-term interest rates on mortgage loans, and these funds were reinvested in lower rate alternatives, causing the decline in yield. This may continue during 2005 if long-term interest rates remain low.* Income before income taxes increased 8.33 percent to $91.7 million, primarily due to increased balances and net interest income, partly offset by a higher allocation of the internal transfer expense.

The corporate and other adjustments segment represents income and expense items not directly attributable to a specific segment including gains on securities transactions not classified in the investment management segment above, interest expense related to the long-term debt payable to VNB Capital Trust I, as well as income from derivative financial instruments and service charges on deposit accounts. The loss before taxes for the corporate segment decreased by $547 thousand for the year ended December 31, 2004 compared with December 31, 2003, and was primarily due to decreases in non-interest income and internal transfer expense offset by increased expenses for occupancy, furniture and equipment, data processing, professional fees, postage, telephone and stationery.

ASSET/LIABILITY MANAGEMENT

Interest Rate Sensitivity

Valley's success is largely dependent upon its ability to manage interest rate risk. Interest rate risk can be defined as the exposure of Valley's interest rate sensitive assets and liabilities to the movement in interest rates. Valley's interest rate risk management is the responsibility of the Asset/Liability Management Committee ("ALCO"). ALCO establishes policies that monitor and coordinate Valley's sources, uses and pricing of funds.

Valley uses a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a twelve and twenty-four month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates and the prepayment assumptions of certain assets and liabilities as of December 31, 2004. The model assumes changes in interest rates without any proactive change in the balance sheet by management. According to the model run for year end 2004, over a twelve month period, an immediate interest rate increase of 100 basis points resulted in an increase in net interest income of 0.79 percent or approximately $3.1 million, while an immediate interest rate decrease of 100 basis points resulted in a decrease in net interest income of 3.93 percent or approximately $15.3 million.* Management cannot provide any assurance about the actual effect of changes in interest rates on Valley's net interest income.*

Valley's net interest margin is affected by changes in interest rates and cash flows from its loan and investment portfolios. In a low interest rate environment, greater cash flow is received from mortgage loans and mortgage-backed securities due to greater prepayment activity. These larger cash flows are then reinvested into various investments at lower interest rates causing net interest margin pressure. Valley actively manages these cash flows in conjunction with its liability mix, duration and rates to optimize the net interest margin, while prudently structuring the balance sheet to manage for potential increases in interest rates. In the current interest rate environment, short-term rates have escalated while long-term rates have stayed low causing a flattening of the yield curve.

During the third quarter of 2004, Valley entered into interest rate swap transactions which effectively converted $300 million of its prime-based floating rate loans to a fixed rate. During the next twelve months, Valley estimates that an additional $314 thousand will be reclassified out of other comprehensive income into interest income.* However, based on current indications of future short-term rates, it is possible that Valley may incur interest expense related to this transaction. Valley's objective in using derivatives is to add stability to net interest income and to manage its exposure to interest rate movements. For additional discussion on derivatives, see Note 1 of the Notes to Consolidated Financial Statements.

The following table shows the financial instruments that are sensitive to changes in interest rates, categorized by expected maturity and the instruments' fair value at December 31, 2004. Forecasted maturities and prepayments for rate sensitive assets and liabilities were calculated using actual interest rates in conjunction with market interest rates and prepayment assumptions as of December 31, 2004.

INTEREST RATE SENSITIVITY ANALYSIS

	Rate	2005	2006	2007	2008	2009	Thereafter	Total Balance	Fair Value
Interest sensitive assets:					(in thousands)				
Investment securities held to maturity	5.64%	$ 237,348	$ 96,087	$ 85,569	$ 53,067	$ 46,276	$ 773,991	$ 1,292,338	$ 1,306,074
Investment securities available for sale	4.77	428,820	282,196	241,144	186,948	143,739	600,882	1,883,729	1,883,729
Trading securities	—	2,514	—	—	—	—	—	2,514	2,514
Loans:									
Commercial	5.52	926,924	122,006	96,310	45,097	21,286	50,232	1,261,854	1,251,115
Mortgage	5.30	687,629	554,264	448,793	327,813	287,621	1,660,864	3,966,983	3,904,081
Consumer	5.47	986,953	323,773	202,084	110,219	46,245	36,202	1,705,478	1,805,234
Total interest sensitive assets	5.30	$3,270,188	$1,378,326	$1,073,900	$723,144	$545,167	$3,122,171	$10,112,896	$10,152,747
Interest sensitive liabilities:									
Deposits:									
Savings	0.88	$ 797,997	$ 845,891	$ 845,891	$367,402	$183,701	$ 551,104	$ 3,591,986	$ 3,591,986
Time	2.43	1,362,142	301,416	115,889	239,188	125,099	14,667	2,158,401	2,168,962
Short-term borrowings	1.63	510,291	—	—	—	—	—	510,291	503,706
Long-term debt	3.95	529,265	302,934	541,887	79,216	64,417	372,451	1,890,170	1,915,926
Total interest sensitive liabilities	2.05	$3,199,695	$1,450,241	$1,503,667	$685,806	$373,217	$ 938,222	$ 8,150,848	$ 8,180,580
Interest sensitivity gap		$ 70,493	$ (71,915)	$ (429,767)	$ 37,338	$171,950	$2,183,949	$ 1,962,048	$ 1,972,167
Ratio of interest sensitive assets to interest sensitive liabilities		1.02:1	0.95:1	0.71:1	1.05:1	1.46:1	3.33:1	1.24:1	1.24:1

Expected maturities are contractual maturities adjusted for all projected payments of principal. For investment securities, loans and long-term debt, expected maturities are based upon contractual maturity or call dates, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on historical experience combined with market consensus expectations derived from independent external sources. The actual maturities of these instruments could vary substantially if future prepayments differ from historical experience. For non-maturity deposit liabilities, in accordance with standard industry practice and Valley's own historical experience, "decay factors" were used to estimate deposit runoff. Valley uses various assumptions to estimate fair values. See Note 19 of the Notes to Consolidated Financial Statements, for further discussion of fair values.

The total gap re-pricing within 1 year as of December 31, 2004 was $70.5 million, representing a ratio of interest sensitive assets to interest sensitive liabilities of 1.02:1. Management does not view this amount as presenting an unusually high risk potential, although no assurances can be given that Valley is not at risk from interest rate increases or decreases.*

Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due. Maintaining a level of liquid funds through asset/liability management seeks to ensure that liquidity needs are met at a reasonable cost. On the asset side, liquid funds are maintained in the form of cash and due from banks, federal funds sold, investment securities held to maturity maturing within one year, securities available for sale and loans held for sale. Liquid assets totaled $2.1 billion at December 31, 2004 and at December 31, 2003, representing 21.2 percent and 22.6 percent of earning assets, and 19.9 percent and 21.1 percent of total assets at December 31, 2004 and 2003, respectively.

On the liability side, the primary source of funds available to meet liquidity needs is Valley's core deposit base, which generally excludes certificates of deposit over $100 thousand as well as brokered certificates of deposit. Core deposits averaged approximately $6.4 billion for the year ended December 31, 2004 and $6.0 billion for the year ended December 31, 2003, representing 66.5 percent and 68.2 percent of average earning assets. The level of time deposits is affected by interest rates offered, which is often influenced by Valley's need for funds and the need to balance its net interest margin. Brokered certificates of deposit totaled $63.6 million at December 31, 2004 and $66.9 million at December 31, 2003. Borrowings through federal funds lines, repurchase agreements, FHLB advances and large dollar certificates of deposit, generally those over $100 thousand are also used as funding sources.

Additional liquidity is derived from scheduled loan and investment payments of principal and interest, as well as prepayments received. In 2004, proceeds from the sales of investment securities available for sale amounted to $470.2 million and proceeds of $1.1 billion were generated from maturities, redemptions and prepayments of investments. Additional liquidity could be derived from residential mortgages, commercial mortgages, auto and home equity loans, as these are all marketable portfolios. Purchases of investment securities in 2004 were $1.7 billion.

During 2004, a substantial amount of loan growth was funded from a combination of deposit growth, normal loan payments and prepayments, and borrowings. Valley anticipates using funds from all of the above sources to fund loan growth during 2005.*

The following table lists, by maturity, all certificates of deposit of $100 thousand and over at December 31, 2004. These certificates of deposit are generated primarily from core deposit customers.

	(in thousands)
Less than three months	$588,187
Three to six months	69,030
Six to twelve months	81,566
More than twelve months	258,348
	$997,131

Valley's recurring cash requirements consist primarily of dividends to shareholders and interest expense on long-term debt payable to VNB Capital Trust I. These cash needs are routinely satisfied by dividends collected from its subsidiary bank along with cash and earnings on investments owned. Projected cash flows from these sources are expected to be adequate to pay dividends and interest expense payable to VNB Capital Trust I, given the current capital levels and current profitable operations of its subsidiary.* In addition, Valley may, as approved by the Board of Directors, repurchase shares of its outstanding common stock.* The cash required for these purchases of shares have previously been met by using its own funds, dividends received from its subsidiary bank as well as borrowed funds.

Investment Securities

The amortized cost of securities held to maturity at December 31, 2004, 2003 and 2002 were as follows:

INVESTMENT SECURITIES HELD TO MATURITY

	2004	2003	2002
		(in thousands)	
U.S. Treasury securities and other government agencies and corporations	$ 38,406	$ —	$ —
Obligations of states and political subdivisions	250,149	172,707	128,839
Mortgage-backed securities	492,416	629,237	17,336
Other debt securities	437,708	375,317	379,347
Total debt securities	1,218,679	1,177,261	525,522
FRB & FHLB stock	73,659	54,978	65,370
Total investment securities held to maturity	$1,292,338	$1,232,239	$590,892

The fair value of securities available for sale at December 31, 2004, 2003 and 2002 were as follows:

INVESTMENT SECURITIES AVAILABLE FOR SALE

	2004	2003	2002
		(in thousands)	
U.S. Treasury securities and other government agencies and corporations	$ 312,881	$ 374,911	$ 224,021
Obligations of states and political subdivisions	87,789	106,211	110,965
Mortgage-backed securities	1,456,552	1,305,200	1,772,801
Total debt securities	1,857,222	1,786,322	2,107,787
Equity securities	26,507	19,358	32,579
Total investment securities available for sale	$1,883,729	$1,805,680	$2,140,366

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES HELD TO MATURITY AT DECEMBER 31, 2004

	U.S. Treasury Securities and Other Government Agencies and Corporations		Obligations of States and Political Subdivisions		Mortgage-Backed Securities(5)		Other Debt Securities		Total(4)	
	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)(3)	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)
					(in thousands)					
0-1 year	$ —	— %	$ 94,457	2.64%	$ —	— %	$ 50	7.30%	$ 94,507	2.64%
1-5 years	20,030	4.45	31,275	5.96	5,070	7.44	100	6.20	56,475	5.56
5-10 years	18,376	5.30	81,464	6.45	306	7.73	25	6.55	100,171	6.24
Over 10 years	—	—	42,953	6.91	487,040	4.49	437,533	7.20	967,526	5.82
Total securities	$38,406	4.86%	$250,149	5.03%	$492,416	4.52%	$437,708	7.20%	$1,218,679	5.60%

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES AVAILABLE FOR SALE AT DECEMBER 31, 2004

	U.S. Treasury Securities and Other Government Agencies and Corporations		Obligations of States and Political Subdivisions		Mortgage-Backed Securities(5)		Total(4)	
	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)(3)	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield(2)
				(in thousands)				
0-1 year	$ 50	7.33%	$14,031	6.02%	$ 382	8.00%	$ 14,463	6.07%
1-5 years	96,001	3.07	10,875	6.59	21,106	7.59	127,982	4.11
5-10 years	128,343	4.27	58,790	7.31	58,700	7.24	245,833	5.71
Over 10 years	90,868	4.84	500	11.23	1,375,150	4.67	1,466,518	4.68
Total securities	$315,262	4.07%	$84,196	7.02%	$1,455,338	4.82%	$1,854,796	4.79%

(1) Amortized costs are stated at cost less principal reductions, if any, and adjusted for accretion of discounts and amortization of premiums.
(2) Average yields are calculated on a yield-to-maturity basis.
(3) Average yields on obligations of states and political subdivisions are generally tax-exempt and calculated on a tax-equivalent basis using a statutory federal income tax rate of 35 percent.
(4) Excludes equity securities which have indefinite maturities.
(5) Mortgage-backed securities are shown using stated final maturity.

Valley's investment portfolio is comprised of U.S. government and federal agency securities, tax-exempt issues of states and political subdivisions, mortgage-backed securities, equity and other securities. There were no securities in the name of any one issuer exceeding 10 percent of shareholders' equity, except for securities issued by United States government agencies, which includes the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). The decision to purchase or sell securities is based upon the current assessment of long and short-term economic and financial conditions, including the interest rate environment and other statement of financial condition components.

At December 31, 2004, Valley had $492.4 million of mortgage-backed securities classified as held to maturity and $1.5 billion of mortgage-backed securities classified as available for sale. Substantially all the mortgage-backed securities held by Valley are issued or backed by federal agencies. The mortgage-backed securities portfolio is a source of significant liquidity to Valley through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to changes in the interest rate environment, increasing and decreasing in value as interest rates fall and rise. As interest rates fall, the increase in prepayments can reduce the yield on the mortgage-backed securities portfolio, and reinvestment of the proceeds will be at lower yields. Conversely, rising interest rates will reduce cash flows from prepayments and extend anticipated duration of these assets. Valley monitors the changes in interest rates, cash flows and duration, in accordance with its investment policies. During 2004, prepayments on mortgage-backed securities had stabilized, when compared to the high volumes received in 2003, due to slightly higher rates and slower refinancing activity. Management continues to seek out securities with an attractive spread over Valley's cost of funds while limiting the extension risk of its assets.

Included in the mortgage-backed securities portfolio at December 31, 2004 were $401.7 million of collateralized mortgage obligations ("CMO's") of which $38.2 million were privately issued. CMO's had a yield of 4.54 percent and an unrealized loss of $2.0 million at December 31, 2004.

As of December 31, 2004, Valley had $1.9 billion of securities available for sale, an increase of $78.0 million from December 31, 2003. As of December 31, 2004, the investment securities available for sale had a net unrealized gain of $3.7 million, net of deferred taxes, compared to a net unrealized gain of $20.5 million, net of deferred taxes, at December 31, 2003. This change was primarily due to a decrease in prices resulting from an increase in interest rates. These securities are not considered trading account securities, which may be sold on a continuous basis, but rather are securities which may be sold to meet the various liquidity and interest rate requirements of Valley. As of December 31, 2004 and 2003, Valley had a total of $2.5 million and $4.3 million, respectively, in trading account securities, which were utilized to facilitate purchases for customers of Valley's broker-dealer subsidiary.

Since late 2003, the Board of Directors authorized the writing of call options on certain positions in the available for sale portfolio as part of VNB's ongoing management of its investment portfolio. VNB wrote call options on selected bonds that gave a counterparty the right, but not the obligation, to purchase those bonds at a future date at a specified price. During 2004, VNB wrote call options on $335 million notional value of assorted securities and received $2.1 million in call premiums. At December 31, 2004 and 2003, VNB held no active call options. Included in available for sale securities at December 31, 2003, were $40 million of mortgage-backed securities which were delivered in January 2004 to a counterparty as a result of a covered call option exercised in December 2003. VNB recorded interest income on these securities through the time of delivery. In recent months, due to a decline in volatility in the bond market, call premiums are not pricing in as good a value as they had based on Valley's past experience. Management may decide to reduce its activity in this area until a more profitable environment presents itself.*

Loan Portfolio

As of December 31, 2004, total loans were $6.9 billion, compared to $6.2 billion at December 31, 2003, an increase of $761.9 million or 12.3 percent. The following table reflects the composition of the loan portfolio for the five years ended December 31, 2004.

LOAN PORTFOLIO

	2004	2003	2002	2001	2000
			(in thousands)		
Commercial	$1,261,854	$1,184,652	$1,115,784	$1,080,852	$1,026,793
Total commercial loans	1,261,854	1,184,652	1,115,784	1,080,852	1,026,793
Construction	368,120	222,748	200,896	206,789	160,932
Residential mortgage	1,853,708	1,596,859	1,427,715	1,323,877	1,301,851
Commercial mortgage	1,745,155	1,553,037	1,515,095	1,365,344	1,258,549
Total mortgage loans	3,966,983	3,372,644	3,143,706	2,896,010	2,721,332
Home equity	517,325	476,149	451,543	398,102	306,038
Credit card	9,691	10,722	11,544	12,740	83,894
Automobile	1,079,050	1,013,938	932,672	842,247	976,177
Other consumer	99,412	114,304	107,239	101,856	74,876
Total consumer loans	1,705,478	1,615,113	1,502,998	1,354,945	1,440,985
Total loans	$6,934,315	$6,172,409	$5,762,488	$5,331,807	$5,189,110
As a percent of total loans:					
Commercial loans	18.2%	19.2%	19.4%	20.3%	19.8%
Mortgage loans	57.2	54.6	54.5	54.3	52.4
Consumer loans	24.6	26.2	26.1	25.4	27.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The largest increase in loans for 2004 was from mortgage loans comprised of construction, residential and commercial mortgage loans.

Construction mortgage loans increased $145.4 million or 65.3 percent in 2004 over last year, mainly due to a greater volume of drawdowns on existing lines and newly originated construction loans. Residential mortgage loans increased $256.8 million or 16.1 percent in 2004 over last year, primarily due to a continuing favorable interest rate environment and a loan origination function producing substantially more loans than those paying off. Valley sells portions of its newly originated conforming residential mortgage loans with low long-term fixed rates into the secondary market, as part of its interest rate risk analysis, but may retain amounts necessary to balance Valley's asset mix. During 2004, Valley elected to sell approximately $35.1 million of the $609 million in originated residential mortgage loans.

The commercial loan and commercial mortgage loan portfolios have continued their steady increase. Commercial loans increased $77.2 million or 6.5 percent, partly due to increased commercial line drawdowns and new commercial loans and lines. Commercial mortgage loans increased $192.1 million or 12.4 percent during 2004. This increase represents a large volume of new loans, net of a substantial amount of payoffs on commercial mortgage loans during 2004 as a result of low interest rates and a competitive lending environment.

The home equity loan portfolio, primarily lines of credit, increased $41.2 million or 8.6 percent during 2004, resulting primarily from the decrease in interest rates and Valley's increased marketing efforts to its customer base.

Automobile loans during 2004 increased by $65.1 million or 6.4 percent. This is the direct result of Valley increasing its dealer network in additional markets within New Jersey, New York and Pennsylvania. This expansion into new lending territories increased new loan volume offsetting the prepayments of existing loans and loss of business due to manufacturers' based incentives such as zero percent financing. The fourth quarter showed a decline in auto loan growth as a result of competition and slowing auto sales. Valley may not achieve the same performance in future periods due to levels of automobile sales and these manufacturers' based incentives.*

Much of Valley's lending is in northern New Jersey and Manhattan, with the exception of the out-of-state auto loan portfolio, SBA loans and a small amount of out-of-state residential mortgage loans. However, efforts are made to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector.* As a result of Valley's lending, this could present a geographic and credit risk if there was a significant broad based downturn of the economy within the region.*

The following table reflects the contractual maturity distribution of the commercial and construction loan portfolios as of December 31, 2004:

	1 year or less	Over 1 to 5 years	Over 5 years	Total
		(in thousands)		
Commercial—fixed rate	$ 233,956	$ 71,858	$12,678	$ 318,492
Commercial—adjustable rate	692,968	212,840	37,554	943,362
Construction—fixed rate	506	9,199	—	9,705
Construction—adjustable rate	140,650	217,765	—	358,415
	$1,068,080	$511,662	$50,232	$1,629,974

Prior to maturity of each loan with a balloon payment and if the borrower requests an extension, Valley generally conducts a review which normally includes an analysis of the borrower's financial condition and, if applicable, a review of the adequacy of collateral. A rollover of the loan at maturity may require a principal paydown.

VNB is a preferred U.S. Small Business Administration ("SBA") lender with authority to make loans without the prior approval of the SBA. VNB currently has approval to make SBA loans in New Jersey, Pennsylvania, New York, Maryland, North and South Carolina, Virginia, Connecticut and the District of Columbia. Generally, between 75 percent and 85 percent of each loan is guaranteed by the SBA and is typically sold into the secondary market, with the balance retained in VNB's portfolio. VNB intends to continue expanding this area of lending because it provides a good source of fee income and loans with floating interest rates tied to the prime lending rate.* This program can expand or contract based upon guidelines and availability of lending established by the SBA.*

During 2004 and 2003, VNB originated approximately $27.0 million and $33.4 million of SBA loans, respectively, and sold $19.7 million and $19.2 million, respectively. At December 31, 2004 and 2003, $55.7 million and $58.1 million, respectively, of SBA loans were held in VNB's portfolio and VNB serviced for others approximately $99.9 million and $99.4 million, respectively, of SBA loans.

Non-performing Assets

Non-performing assets include non-accrual loans and other real estate owned ("OREO"). Loans are generally placed on a non-accrual status when they become past due in excess of 90 days as to payment of principal or interest. Exceptions to the non-accrual policy may be permitted if the loan is sufficiently collateralized and in the process of collection. OREO is acquired through foreclosure on loans secured by land or real estate. OREO is reported at the lower of cost or fair value at the time of acquisition and at the lower of fair value, less estimated costs to sell, or cost thereafter. Levels of non-performing assets remain relatively low as a percentage of the total loan portfolio and OREO as shown in the table below.

Non-accrual loans have increased from $3.9 million to $30.3 million over the last five years. Valley's experience indicates that the amount of non-accrual loans is historically low and there is no guarantee that this low level will continue. While non-accrual loans have increased since 2000, non-accrual loans as a percentage of loans had not significantly increased between 2001 and 2003. The increase in 2004 was primarily the addition of two large credits.

Loans 90 days or more past due and still accruing, which were not included in the non-performing category, are presented in the following table. These loans have remained within a range of $2.8 million to $15.0 million for the last five years. Valley cannot predict that this current low level of past dues will continue. These loans represent most loan types and are generally well secured and in the process of collection. Also included at December 31, 2003, are matured commercial mortgage loans in the process of being renewed, which totaled $707 thousand. There were no matured commercial mortgage loans in the process of being renewed at December 31, 2004.

Total loans past due in excess of 30 days were 0.90 percent of all loans at December 31, 2004 compared to 0.92 percent at December 31, 2003.

The following table sets forth non-performing assets and accruing loans which were 90 days or more past due as to principal or interest payments on the dates indicated, in conjunction with asset quality ratios for Valley.

LOAN QUALITY

	2004	2003	2002	2001	2000
			(in thousands)		
Loans past due in excess of 90 days and still accruing	$ 2,870	$ 2,792	$ 4,931	$10,456	$14,952
Non-accrual loans	$30,274	$22,338	$21,524	$18,483	$ 3,883
Other real estate owned	480	797	43	329	129
Total non-performing assets	$30,754	$23,135	$21,567	$18,812	$ 4,012
Troubled debt restructured loans	$ —	$ —	$ —	$ 891	$ 949
Non-performing loans as a % of loans	0.44%	0.36%	0.37%	0.35%	0.07%
Non-performing assets as a % of loans plus other real estate owned	0.44%	0.37%	0.37%	0.35%	0.08%
Allowance as a % of loans	0.95 %	1.05 %	1.11%	1.20%	1.19%

During 2004, lost interest on non-accrual loans, net, after date of transfer to non-accrual, amounted to $295 thousand, compared with $708 thousand in 2003.

Although substantially all risk elements at December 31, 2004 have been disclosed in the categories presented above, management believes that for a variety of reasons, including economic conditions, certain borrowers may be unable to comply with the contractual repayment terms on certain real estate and commercial loans. As part of the analysis of the loan portfolio by management, it has been determined that there were approximately $4.7 million in potential problem loans at December 31, 2004 and as of January 31, 2005, which have not been classified as non-accrual, past due or restructured.* Potential problem loans are defined as performing loans for which management has serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in a non-performing loan. Of these potential problem loans, $300 thousand is considered at risk after collateral values and guarantees are taken into consideration.* There can be no assurance that Valley has identified all of its potential problem loans. At December 31, 2003, Valley identified approximately $4.4 million of potential problem loans which were not classified as non-accrual, past due or restructured.

Asset Quality and Risk Elements

Lending is one of the most important functions performed by Valley and, by its very nature, lending is also the most complicated, risky and profitable part of Valley's business. For commercial loans, construction loans and commercial mortgage loans, a separate credit department is responsible for risk assessment, credit file maintenance and periodically evaluating overall creditworthiness of a borrower. Additionally, efforts are made to limit concentrations of credit so as to minimize the impact of a downturn in any one economic sector.* These loans are diversified as to type of borrower and loan. However, these loans are collateralized by real estate, representing approximately 57 percent of total loans. Most of these loans are in northern New Jersey and Manhattan, presenting a geographical and credit risk if there was a significant downturn of the economy within the region.

Residential mortgage loans are secured by 1-4 family properties generally located in counties where Valley has a branch presence and counties contiguous thereto (including Pennsylvania). Valley does entertain loan requests for mortgage loans secured by homes beyond this primary geographic definition, however, lending outside this primary area is generally made only in support of customer relationships. Underwriting policies that are based on FNMA and FHLMC guidance are adhered to for loan requests of conforming and non-conforming amounts. The weighted average loan-to-value ratio of all residential mortgage originations in 2004 was 58 percent while FICO® (independent objective criteria measuring the credit worthiness of a borrower) scores averaged 740.

Consumer loans are comprised of home equity loans, credit card loans, automobile loans and other consumer loans. Home equity and automobile loans are secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness. The automobile loans are from New Jersey and out of state and management believes these out of the state loans generally present no more risk than those made within New Jersey.* All loans are subject to Valley's underwriting criteria. Therefore, each loan or group of loans presents a geographic risk based upon the economy of the region.

Management realizes that some degree of risk must be expected in the normal course of lending activities. Allowances are maintained to absorb such loan losses inherent in the portfolio. The allowance for loan losses and related provision are an expression of management's evaluation of the credit portfolio and economic climate.

The following table sets forth the relationship among loans, loans charged-off and loan recoveries, the provision for loan losses and the allowance for loan losses for the past five years.

	Years ended December 31,				
	2004	2003	2002	2001	2000
			(in thousands)		
Average loans outstanding	$6,541,993	$6,056,439	$5,489,344	$5,199,999	$5,065,852
Beginning balance—					
Allowance for loan losses	$ 64,650	$ 64,087	$ 63,803	$ 61,995	$ 64,228
Loans charged-off:					
Commercial	6,551	4,905	10,570	10,841	7,162
Construction	—	—	504	—	—
Mortgage—Commercial	212	409	525	710	490
Mortgage—Residential	117	244	233	39	249
Consumer	6,258	6,089	6,682	6,414	8,992
	13,138	11,647	18,514	18,004	16,893
Charged-off loans recovered:					
Commercial	3,394	2,012	1,905	1,465	947
Construction	—	—	—	—	—
Mortgage—Commercial	237	379	1,014	184	372
Mortgage—Residential	51	135	43	42	49
Consumer	2,502	2,339	2,192	2,415	2,537
	6,184	4,865	5,154	4,106	3,905
Net charge-offs	6,954	6,782	13,360	13,898	12,988
Provision charged to operations	8,003	7,345	13,644	15,706	10,755
Ending balance—Allowance for loan losses	$ 65,699	$ 64,650	$ 64,087	$ 63,803	$ 61,995
Ratio of net charge-offs during the period to average loans outstanding during the period	0.11%	0.11%	0.24%	0.27%	0.26%

The allowance for loan losses is maintained at a level estimated to absorb probable loan losses of the loan portfolio. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. VNB's methodology for evaluating the appropriateness of the allowance consists of several significant elements, which include specific allowances for identified impaired loans, an allocated allowance for each portfolio segment and the unallocated allowance.

VNB's allocated allowance is calculated by applying loss factors to outstanding loans. The formula is based on the internal risk grade of loans or pools of loans. Any change in the risk grade of performing and/or non-performing loans affects the amount of the related allowance. Loss factors are based on VNB's historical loss experience and may be adjusted for significant circumstances that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

The allowance contains an unallocated portion to cover inherent losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. Such unallocated allowance includes management's evaluation of local and national economic and business conditions, portfolio concentrations, credit quality and delinquency trends. The unallocated portion of the allowance reflects management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of probable credit losses.

During 2004, continued emphasis was placed on the current economic climate and the condition of the real estate market in the northern New Jersey area and Manhattan. Management addressed these economic conditions and applied that information to changes in the composition of the loan portfolio and net charge-off levels. The provision charged to operations was $8.0 million in 2004 compared to $7.3 million in 2003.

The following table summarizes the allocation of the allowance for loan losses to specific loan categories for the past five years.

	Years ended December 31,									
	2004		2003		2002		2001		2000	
					(in thousands)					
	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans
Loan category:										
Commercial . . .	$31,810	18.2%	$29,914	19.2%	$27,633	19.4%	$26,180	20.3%	$24,234	19.8%
Mortgage	17,136	57.2	16,657	54.6	15,545	54.5	14,148	54.3	11,827	52.4
Consumer	13,208	24.6	5,884	26.2	9,552	26.1	9,248	25.4	12,559	27.8
Unallocated . . .	3,545	N/A	12,195	N/A	11,357	N/A	14,227	N/A	13,375	N/A
	$65,699	100.0%	$64,650	100.0%	$64,087	100.0%	$63,803	100.0%	$61,995	100.0%

At December 31, 2004, the allowance for loan losses amounted to $65.7 million or 0.95 percent of loans, as compared to $64.7 million or 1.05 percent at December 31, 2003.

The allowance was adjusted by provisions charged against income and loans charged-off, net of recoveries. Net loan charge-offs were $7.0 million for the year ended December 31, 2004 compared with $6.8 million for the year ended December 31, 2003. The ratio of net charge-offs to average loans was 0.11 percent for 2004 and 2003.

The impaired loan portfolio is primarily collateral dependent. Impaired loans and their related specific and general allocations to the allowance for loan losses totaled $25.0 million and $13.1 million, respectively, at December 31, 2004 and $16.1 million and $1.8 million, respectively, at December 31, 2003. Management believes that the lower unallocated allowance is appropriate given the improved economic climate and present delinquency trends.* The average balance of impaired loans during 2004, 2003 and 2002 was approximately $14.6 million, $17.8 million and $8.7 million, respectively. The amount of interest that would have been recorded under the original terms for impaired loans was $479 thousand for 2004, $972 thousand for 2003 and $1.2 million for 2002. No interest was collected on these impaired loans during these periods.

Capital Adequacy

A significant measure of the strength of a financial institution is its shareholders' equity. At December 31, 2004, shareholders' equity totaled $707.6 million compared with $652.8 million at year-end 2003, representing 6.6 percent of total assets for both years. The increase in total shareholders' equity for 2004 was the result of net income of $154.4 million, offset by dividends paid and a decrease in accumulated other comprehensive income.

Included in shareholders' equity as a component of accumulated other comprehensive income at December 31, 2004 was a $3.7 million unrealized gain on investment securities available for sale, net of deferred tax, compared with an unrealized gain of $20.5 million, net of deferred tax at December 31, 2003. Also included as a component of accumulated other comprehensive income at December 31, 2004 was a $341 thousand unrealized loss on derivatives, net of deferred tax related to cash flow hedging relationships.

On May 14, 2003, Valley's Board of Directors authorized the repurchase of up to 2.6 million shares of Valley's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally at prices not exceeding prevailing market prices. Reacquired shares were held in treasury and were used for general corporate purposes. Valley's Board of Directors had previously authorized the repurchase of up to 11.0 million shares of Valley's outstanding common stock on August 21, 2001. As of December 31, 2004, Valley had repurchased approximately 10.8 million shares of its common stock under the existing repurchase program at an average cost of $23.34 per share. Valley expects to continue its existing repurchase program until all 11.0 million shares are purchased before the newly authorized program becomes effective. However, Valley does not currently intend to use its authorized program to aggressively repurchase shares.*

Risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common shareholders' equity and eligible long-term debt related to VNB Capital Trust I, less disallowed intangibles and adjusted to exclude unrealized gains and losses, net of tax. Total risk-based capital consists of Tier 1 capital and the allowance for loan losses up to 1.25 percent of risk-adjusted assets. Risk-adjusted assets are determined by assigning various levels of risk to different categories of assets and off-balance sheet activities.

In November 2001, Valley sold $200.0 million of trust preferred securities through VNB Capital Trust I, a portion of which qualifies as Tier 1 capital, within regulatory limitations. Including these securities, Valley's capital position at December 31, 2004 under risk-based capital guidelines was $879.5 million, or 11.1 percent of risk-weighted assets for Tier 1 capital and $945.2 million, or 12.0 percent for Total risk-based capital. The comparable ratios at December 31, 2003 were 11.3 percent for Tier 1 capital and 12.2 percent for Total risk-based capital. At December 31, 2004 and 2003, Valley was in compliance with the leverage requirement having Tier 1 leverage ratios of 8.3 percent and 8.4 percent, respectively. Valley's ratios at December 31, 2004 were all above the "well capitalized" requirements, which require Tier I capital to risk-adjusted assets of at least 6 percent, Total risk-based capital to risk-adjusted assets of 10 percent and a minimum leverage ratio of 5 percent. Upon adoption of FIN 46, Valley de-consolidated VNB Capital Trust I. In May 2004, the Federal Reserve Board proposed a rule that would continue to allow the inclusion of trust preferred securities in Tier 1 capital, but with stricter quantitative limits. Under the proposal, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25 percent of Tier I capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Based on the proposed rule, Valley expects to include all of its $200 million in trust preferred securities in Tier I capital.* However, the provisions of the final rule could significantly differ from those proposed and there can be no assurance that the Federal Reserve Board will not further limit the amount of trust preferred securities permitted to be included in Tier I capital for regulatory capital purposes. See Note 12 of the Notes to Consolidated Financial Statements for additional information.

Book value per share amounted to $7.16 at December 31, 2004 compared with $6.62 per share at December 31, 2003.

The primary source of capital growth is through retention of earnings. Valley's rate of earnings retention, derived by dividing undistributed earnings by net income, was 43.0 percent at December 31, 2004, compared to 45.40 percent at December 31, 2003. Cash dividends declared amounted to $0.89 per share, equivalent to a dividend payout ratio of 57.0 percent for 2004, compared to 54.60 percent for the year 2003. The current quarterly dividend rate of $0.225 per share provides for an annual rate of $0.90 per share. Valley's Board of Directors continues to believe that cash dividends are an important component of shareholder value and that, at its current level of performance and capital, Valley expects to continue its current dividend policy of a quarterly distribution of earnings to its shareholders.*

Contractual Obligations

Valley has various financial obligations, including contractual obligations that may require future cash payments. Further discussion of the nature of each obligation is included in Notes 10, 11, 12 and 15 of the Notes to Consolidated Financial Statements.

The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits without a stated maturity (1)	$5,360,338	$ —	$ —	$ —	$5,360,338
Certificates of deposit (2)	1,387,478	429,031	378,749	15,163	2,210,421
Short-term borrowings (3)	516,976	—	—	—	516,976
Long-term debt (4)	54,499	1,082,427	248,108	741,639	2,126,673
Operating leases	9,001	16,380	11,989	21,720	59,090

(1) Excludes interest.
(2) Includes interest at the weighted average interest rate to be paid over the life of the certificates.
(3) Includes interest at the weighted average interest rate of the borrowings.
(4) Includes interest at the weighted average rate for the remaining term of the debt.

Valley also has commitments under its pension benefit plans, not included in the above table, as further described in Note 13 of the Notes to Consolidated Financial Statements.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

The following table shows the amounts and expected maturities of significant commitments as of December 31, 2004. Further discussion of these commitments is included in Note 15 of the Notes to Consolidated Financial Statements.

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Commitments under commercial loans and lines of credit	$1,067,304	$135,341	$24,701	$64,575	$1,291,921
Home equity and other revolving lines of credit	572,341	—	—	—	572,341
Outstanding commercial mortgage loan commitments	190,725	194,494	6,318	—	391,537
Commitments under unused lines of credit-card	21,820	18,659	—	—	40,479
Outstanding residential mortgage loan commitments	118,235	—	—	—	118,235
Standby letters of credit	96,696	67,296	20,156	—	184,148
Commercial letters of credit	20,431	—	—	—	20,431
Commitments to sell loans	2,157	—	—	—	2,157
Commitments to fund investments	24,512	—	—	—	24,512
Commitments to fund civic and community investments	7,473	4,851	—	—	12,324
Other	5,950	5,968	114	—	12,032

Commitments to extend credit do not necessarily represent future cash requirements, as these commitments may expire without being drawn on based upon Valley's historical experience.*

Included in the other commitments are projected earn-outs of $3.6 million that are scheduled to be paid over a five year period in conjunction with various acquisitions made by Valley.* These earn-outs are paid in accordance with predetermined profitability targets. The balance of the other category represents approximate amounts for contractual communication and technology costs.

Results of Operations—2003 Compared to 2002

Net income was $153.4 million, or $1.55 per diluted share in 2003 compared with $154.6 million or $1.50 per diluted share in 2002. Net income for 2002 includes an $8.75 million tax benefit associated with the restructuring of a Valley subsidiary into a REIT. Return on average assets for 2003 decreased to 1.63 percent compared with 1.78 percent in 2002, while the return on average equity increased to 24.21 percent in 2003 compared with 23.59 percent in 2002.

Although interest rates declined in 2003 from 2002, Valley's net interest income increased $4.6 million. An increase in average loan and investment volume helped to offset the decline in interest rates, as well as decreased interest rates paid on deposits, short-term borrowings and long-term debt. Earnings for 2003 were also impacted by a lower provision for loan losses, increased non-interest income such as the gains on sales of securities, fee income from Valley's acquisitions in 2002 and January 2003 as well as gains on sales of loans. These increases were partly offset by prepayment penalties associated with refinancing $76 million of Valley's higher cost borrowings, decreased dividends from the Federal Home Loan Bank ("FHLB"), reduced interest income from funds used to repurchase Valley's common stock and higher salaries and employee benefit expenses.

Net interest income on a tax equivalent basis increased to $354.7 million for 2003 compared with $349.7 million for 2002. Higher average balances of loans and investments were more than offset by lower average interest rates for these interest earning assets during 2003 compared with 2002. Lower average interest rates on investments were also the result of increased amortization of premiums due to higher levels of prepayments. Also, for 2003, total average interest bearing liabilities increased causing interest expense to increase, but was totally mitigated by declining interest rates associated with these liabilities compared to 2002. The net interest margin on a tax equivalent basis was 4.04 percent for the twelve months ended December 31, 2003 compared with 4.31 percent for the same period in 2002. The change was mainly attributable to interest rates declining to historic low levels during 2003 compressing the net interest margin for Valley and the banking industry. Additionally, prepayment penalties associated with refinancing $76 million of Valley's higher cost borrowings, decreased dividends from the FHLB and reduced income from funds used to repurchase Valley's common stock negatively impacted net interest income. Increased loan and investment volume partially mitigated the negative impact of lower interest rates. The net interest margin and net interest income were affected by the adoption of Financial Accounting Standards Board Interpretation No. 46 ("FIN 46") which required Valley to de-consolidate VNB Capital Trust I, which issued $200 million of preferred securities. As a result of this de-consolidation, junior subordinated debentures issued by VNB Capital Trust I were recorded as long-term debt and costs related to these junior subordinated debentures were included in interest expense.

As a result of the net interest margin compression discussed above, management enacted borrowing and funding strategies in the third and fourth quarters of 2003, which, combined with increased loan and investment volume and a decrease in investment premium amortization provided the catalyst which increased 2003 fourth quarter net interest income to $88.8 million and the net interest margin on a tax equivalent basis to 4.00 percent. That compares with net interest income of $81.7 million for the third quarter of 2003 with a net interest margin on a tax equivalent basis of 3.76 percent.

Non-interest income continued to represent a considerable source of income for Valley, representing 17.9 percent and 13.6 percent of total interest income plus non-interest income for 2003 and 2002, respectively. Trust and investment services includes income from trust operations, brokerage commissions, and asset management fees. The increase of $1.2 million in 2003 as compared with 2002 was primarily due to additional brokerage commissions from the acquisition of Glen Rauch in January 2003. Insurance premiums increased $10.8 million or 158.5 percent in 2003 as compared with 2002, due to increased revenue from Valley's acquisitions of Valley National Title Services (a title insurance agency) and Masters Coverage Corp. (an all-line insurance agency).

Gains on securities transactions, net, increased $8.5 million to $15.6 million for the year ended December 31, 2003 as compared to $7.1 million for the year ended December 31, 2002. During 2003, sales of equity securities and mortgage-backed securities resulted in gains of approximately $7.6 million and $8.0 million, respectively.

Valley took advantage of the bond market's strength in early 2003 providing gains on mortgage- backed securities which were paying down rapidly. Many of these mortgage-backed securities had substantial unrealized gains, low give-up yields and if not sold, had a strong likelihood of paying off at par within a very short time. The gains on mortgage-backed securities had the effect of reducing interest income during some portion of 2003, but overall increasing net income. Gains on equity securities represented gains on positions Valley had in institutions it may be interested in acquiring. Gains on trading securities, net, are realized gains or losses on the sale of trading securities, primarily municipal and corporate bonds which are held by Glen Rauch Securities.

Fees from loan servicing includes fees for servicing residential mortgage loans and SBA loans. For the year ended December 31, 2003, fees from servicing residential mortgage loans totaled $7.9 million and fees from servicing SBA loans totaled $1.5 million, as compared to $8.1 million and $1.4 million for the year ended December 31, 2002. The aggregate principal balances of mortgage loans serviced by VNB's subsidiary VNB Mortgage Services, Inc. ("MSI") for others approximated $2.0 billion and $1.8 billion at December 31, 2003 and 2002, respectively. The increase for 2003 includes a $14.1 million purchase of loan servicing rights on a $980.1 million newly originated low coupon mortgage portfolio. The continuing heavy refinancing and payoff activity resulted in less fee income during 2003 from the serviced mortgage loan portfolio as borrowers took advantage of lower interest rates which caused balances to decline.

Gains on sales of loans, net, increased to $13.0 million for the year 2003 compared to $6.9 million for the prior year. The increase in gains was primarily attributed to the sale of $421.6 million in residential mortgage loans compared with $216.5 million sold for the same period in 2002.

Other non-interest income decreased $3.7 million to $16.4 million in 2003 as compared to 2002. This decrease was mainly due to a $1.0 million gain on sale of an office building during the third quarter of 2002, a $1.6 million gain from the sale of a Canadian subsidiary during the second quarter of 2002 and a settlement of a lawsuit which resulted in a gain of approximately $1.0 million recorded during the first quarter of 2002.

Non-interest expense totaled $216.3 million for 2003, an increase of $24.0 million or 12.5 percent from 2002. The largest components of non-interest expense were salaries and employee benefit expense which totaled $119.4 million in 2003 compared with $105.9 million in 2002, an increase of $13.5 million or 12.7 percent. At December 31, 2003, full-time equivalent staff was 2,264 compared to 2,257 at the end of 2002. The increases in salary and employee benefit expense were due largely to the newly acquired subsidiaries and business expansion.

Income tax expense as a percentage of pre-tax income was 34.2 percent for the year ended December 31, 2003 compared with 29.5 percent in 2002, when Valley recorded an $8.75 million tax benefit associated with the restructuring of a subsidiary into a REIT. The effective tax rate was also positively affected by the non-taxable income of $6.2 million from the investment in BOLI.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

For information regarding Quantitative and Qualitative Disclosures About Market Risk, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Item 8. *Financial Statements and Supplementary Data*

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2004	2003
	(in thousands, except for share data)	
Assets		
Cash and due from banks	$ 163,371	$ 218,166
Investment securities held to maturity, fair value of $1,306,074 and $1,252,765 in 2004 and 2003, respectively (Notes 3 and 11)	1,292,338	1,232,239
Investment securities available for sale (Notes 4 and 11)	1,883,729	1,805,680
Trading securities	2,514	4,252
Loans held for sale (Note 5)	2,157	5,720
Loans (Notes 5 and 11)	6,932,158	6,166,689
Less: Allowance for loan losses (Note 6)	(65,699)	(64,650)
Net loans	6,866,459	6,102,039
Premises and equipment, net (Note 8)	161,473	128,606
Accrued interest receivable	46,737	40,445
Bank owned life insurance (Note 13)	170,602	164,404
Other assets (Notes 2, 7, 9 and 14)	174,011	171,784
Total assets	$10,763,391	$9,873,335
Liabilities		
Deposits:		
Non-interest bearing	$ 1,768,352	$1,676,764
Interest bearing:		
Savings	3,591,986	3,283,716
Time (Note 10)	2,158,401	2,202,488
Total deposits	7,518,739	7,162,968
Short-term borrowings (Note 11)	510,291	377,306
Long-term debt (Notes 11 and 12)	1,890,170	1,547,221
Accrued expenses and other liabilities (Notes 13 and 14)	136,593	133,051
Total liabilities	10,055,793	9,220,546
Commitments and contingencies (Note 15)		
Shareholders' Equity (Notes 2, 13, 14 and 16)		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	—	—
Common stock, no par value, authorized 157,042,457 shares; issued 98,883,032 shares in 2004 and 98,912,481 shares in 2003	34,930	33,304
Surplus	437,659	318,599
Retained earnings	232,431	288,313
Unallocated common stock held by employee benefit plan	(88)	(259)
Accumulated other comprehensive income	3,355	20,531
	708,287	660,488
Treasury stock, at cost (27,496 shares in 2004 and 306,490 shares in 2003)	(689)	(7,699)
Total shareholders' equity	707,598	652,789
Total liabilities and shareholders' equity	$10,763,391	$9,873,335

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2004	2003	2002
	(in thousands, except for share data)		
Interest Income			
Interest and fees on loans (Note 5)	$ 370,921	$ 364,091	$ 368,402
Interest and dividends on investment securities:			
Taxable	134,274	118,816	133,982
Tax-exempt	11,587	10,991	10,093
Dividends	1,848	2,978	3,155
Interest on federal funds sold and other short-term investments	296	622	1,787
Total interest income	518,926	497,498	517,419
Interest Expense			
Interest on deposits:			
Savings deposits	23,115	22,871	33,092
Time deposits (Note 10)	46,832	48,095	68,858
Interest on short-term borrowings (Note 11)	5,258	3,754	2,570
Interest on long-term debt (Notes 11 and 12)	71,402	74,202	68,933
Total interest expense	146,607	148,922	173,453
Net Interest Income	372,319	348,576	343,966
Provision for loan losses (Note 6)	8,003	7,345	13,644
Net Interest Income after Provision for Loan Losses	364,316	341,231	330,322
Non-Interest Income			
Trust and investment services	6,023	5,726	4,493
Insurance premiums	13,982	17,558	6,793
Service charges on deposit accounts	20,242	21,590	19,640
Gains on securities transactions, net (Note 4)	6,475	15,606	7,092
Gains on trading securities, net	2,409	2,836	—
Fees from loan servicing (Note 7)	8,010	9,359	9,457
Gains on sales of loans, net	3,039	12,966	6,934
Bank owned life insurance (Note 13)	6,199	6,188	6,712
Other	17,949	16,368	20,117
Total non-interest income	84,328	108,197	81,238
Non-Interest Expense			
Salary expense (Note 13)	99,325	97,197	86,522
Employee benefit expense (Note 13)	24,465	22,162	19,364
Net occupancy expense (Notes 8 and 15)	22,983	21,782	18,417
Furniture and equipment expense (Note 8)	13,391	12,452	11,189
Amortization of intangible assets (Note 7)	8,964	12,480	11,411
Advertising	7,974	7,409	8,074
Other	42,947	42,796	37,287
Total non-interest expense	220,049	216,278	192,264
Income Before Income Taxes	228,595	233,150	219,296
Income tax expense (Note 14)	74,197	79,735	64,680
Net Income	$ 154,398	$ 153,415	$ 154,616
Earnings Per Share:			
Basic	$ 1.56	$ 1.55	$ 1.51
Diluted	1.56	1.55	1.50
Cash dividends declared per common share	0.89	0.85	0.81
Weighted Average Number of Shares Outstanding:			
Basic	98,671,265	98,695,082	102,672,022
Diluted	99,178,698	99,223,550	103,274,932

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Unallocated Common Stock Held by Employee Benefit Plan	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
					(in thousands)			
Balance—December 31, 2001	$—	$33,310	$406,608	$270,730	$(602)	$19,638	$(51,309)	$678,375
Comprehensive income:								
Net income	—	—	—	154,616	—	—	—	154,616
Other comprehensive income, net of tax:								
Net change in unrealized gains and losses on securities available for sale, net of tax of $12,687	—	—	—	—	—	25,108	—	—
Less reclassification adjustment for gains included in net income, net of tax of $(2,552)	—	—	—	—	—	(4,540)	—	—
Foreign currency translation adjustment	—	—	—	—	—	1,113	—	—
Other comprehensive income	—	—	—	—	—	21,681	—	21,681
Total comprehensive income	—	—	—	—	—	—	—	176,297
Cash dividends declared	—	—	—	(82,558)	—	—	—	(82,558)
Effect of stock incentive plan, net	—	22	(744)	(4,018)	—	—	11,308	6,568
Retirement of treasury stock	—	—	(88,785)	—	—	—	88,643	(142)
Allocation of employee benefit plan shares	—	—	677	—	167	—	774	1,618
Fair value of stock options granted	—	—	73	—	—	—	—	73
Tax benefit from exercise of stock options	—	—	1,135	—	—	—	—	1,135
Purchase of treasury stock	—	—	—	—	—	—	(149,628)	(149,628)
Balance—December 31, 2002	—	33,332	318,964	338,770	(435)	41,319	(100,212)	631,738
Comprehensive income:								
Net income	—	—	—	153,415	—	—	—	153,415
Other comprehensive losses, net of tax:								
Net change in unrealized gains and losses on securities available for sale, net of tax of $(6,343)	—	—	—	—	—	(10,969)	—	—
Less reclassification adjustment for gains included in net income, net of tax of $(5,787)	—	—	—	—	—	(9,819)	—	—
Other comprehensive losses	—	—	—	—	—	(20,788)	—	(20,788)
Total comprehensive income	—	—	—	—	—	—	—	132,627
Cash dividends declared	—	—	—	(83,621)	—	—	—	(83,621)
Effect of stock incentive plan, net	—	(28)	(1,764)	(2,687)	—	—	9,848	5,369
Stock dividend	—	—	(189)	(117,564)	—	—	117,564	(189)
Allocation of employee benefit plan shares	—	—	719	—	176	—	463	1,358
Fair value of stock options granted	—	—	525	—	—	—	—	525
Tax benefit from exercise of stock options	—	—	344	—	—	—	—	344
Purchase of treasury stock	—	—	—	—	—	—	(35,362)	(35,362)
Balance—December 31, 2003	—	33,304	318,599	288,313	(259)	20,531	(7,699)	652,789
Comprehensive income:								
Net income	—	—	—	154,398	—	—	—	154,398
Other comprehensive losses, net of tax:								
Net change in unrealized gains and losses on securities available for sale, net of tax of $(7,572)	—	—	—	—	—	(12,788)	—	—
Less reclassification adjustment for gains included in net income, net of tax of $(2,428)	—	—	—	—	—	(4,047)	—	—
Net change in unrealized gains and losses on derivatives, net of tax of $401	—	—	—	—	—	581	—	—
Less reclassification adjustment for gains included in net income, net of tax of $(636)	—	—	—	—	—	(922)	—	—
Other comprehensive losses	—	—	—	—	—	(17,176)	—	(17,176)
Total comprehensive income	—	—	—	—	—	—	—	137,222
Cash dividends declared	—	—	—	(87,805)	—	—	—	(87,805)
Effect of stock incentive plan, net	—	(22)	(902)	(1,912)	—	—	7,991	5,155
Stock dividend	—	1,648	118,668	(120,563)	—	—	49	(198)
Allocation of employee benefit plan shares	—	—	—	—	171	—	—	171
Fair value of stock options granted	—	—	966	—	—	—	—	966
Tax benefit from exercise of stock options	—	—	328	—	—	—	—	328
Purchase of treasury stock	—	—	—	—	—	—	(1,030)	(1,030)
Balance—December 31, 2004	$—	$34,930	$437,659	$232,431	$ (88)	$ 3,355	$ (689)	$707,598

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2004	2003	2002
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 154,398	$ 153,415	$ 154,616
Adjustments to reconcile net income to net cash Provided by operating activities:			
Depreciation and amortization	22,167	23,960	21,102
Amortization of compensation costs pursuant to long-term stock incentive plans	3,247	3,149	2,599
Provision for loan losses	8,003	7,345	13,644
Net amortization of premiums and accretion of discounts	5,205	11,031	9,501
Net deferred income tax benefit	(14,567)	(7,987)	(29,382)
Tax benefit from exercise of stock options	328	344	1,135
Gains on securities transactions, net	(6,475)	(15,606)	(7,092)
Proceeds from sales of loans	56,790	448,754	248,130
Gain on sales of loans, net	(3,039)	(12,966)	(6,934)
Originations of loans held for sale	(50,188)	(399,179)	(243,923)
Purchases of trading securities	(287,674)	(336,344)	—
Proceeds from sales of trading securities	289,412	332,092	—
Proceeds from sale of premises and equipment	—	—	1,910
Gain on sale of premises and equipment	—	—	(995)
Net increase in cash surrender value of bank owned life insurance	(6,199)	(6,188)	(6,712)
Net decrease (increase) in accrued interest receivable and other assets	11,986	6,434	(32,650)
Net (decrease) increase in accrued expenses and other liabilities	(21,829)	14,975	(11,124)
Net cash provided by operating activities	161,565	223,229	113,825
Cash flows from investing activities:			
Purchase of bank owned life insurance	—	—	(50,000)
Proceeds from sales of investment securities available for sale	466,916	785,198	645,989
Proceeds from maturities, redemptions and prepayments of investment securities available for sale	931,472	1,333,396	1,157,709
Purchases of investment securities available for sale	(1,479,316)	(1,811,375)	(1,740,979)
Purchases of investment securities held to maturity	(267,620)	(729,891)	(115,167)
Proceeds from sales of investment securities held to maturity	—	1,630	—
Proceeds from maturities, redemptions and prepayments of investment securities held to maturity	206,414	86,037	26,792
Net increase in loans made to customers	(773,676)	(458,770)	(444,694)
Purchases of premises and equipment, net of sales	(45,841)	(26,141)	(29,954)
Purchases of loan servicing rights	—	(14,090)	—
Net cash used in investing activities	(961,651)	(834,006)	(550,304)
Cash flows from financing activities:			
Net increase in deposits	355,771	479,581	376,413
Net increase (decrease) in short-term borrowings	132,985	(1,127)	74,171
Advances of long-term debt	500,000	447,461	311,000
Repayments of long-term debt	(157,051)	(226,068)	(167,086)
Dividends paid to common shareholders	(86,676)	(82,931)	(82,409)
Purchase of common shares to treasury	(1,030)	(35,362)	(149,628)
Common stock issued, net of cancellations	1,292	3,466	6,091
Net cash provided by financing activities	745,291	585,020	368,552
Net decrease in cash and cash equivalents	(54,795)	(25,757)	(67,927)
Cash at beginning of year	218,166	243,923	311,850
Cash at end of year	$ 163,371	$ 218,166	$ 243,923
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest on deposits and borrowings	$ 145,066	$ 149,704	$ 179,343
Cash paid during the year for federal and state income taxes	89,092	68,903	92,484

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Note 1)

Business

Valley National Bancorp ("Valley") is a bank holding company whose principal wholly-owned subsidiary is Valley National Bank ("VNB"), a national banking association providing a full range of commercial, retail and trust and investment services through its branch and ATM network throughout northern New Jersey and Manhattan. VNB also lends, through its consumer division and SBA program, to borrowers covering territories outside and within its branch network. VNB is subject to intense competition from other financial services companies and is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

VNB's subsidiaries are all included in the consolidated financial statements of Valley. These subsidiaries include a mortgage servicing company; a title insurance agency; asset management advisors which are SEC registered investment advisors; an all-line insurance agency offering property and casualty, life and health insurance; a subsidiary which holds, maintains and manages investment assets for VNB; a subsidiary which owns and services auto loans; a subsidiary which specializes in asset-based lending; a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft; and a subsidiary which is a registered broker-dealer. VNB's subsidiaries also include a real estate investment trust subsidiary ("REIT") which owns real estate related investments and a REIT subsidiary which owns some of the real estate utilized by VNB and related real estate investments. All subsidiaries mentioned above are wholly-owned by VNB, except Valley owns less than 1 percent of the holding company for the REIT subsidiary which owns some of the real estate utilized by VNB and related real estate investments. Each REIT must have 100 or more shareholders to qualify as a REIT, and therefore, both have issued less than 20 percent of their outstanding non-voting preferred stock to individuals, most of whom are non-senior management VNB employees.

Basis of Presentation

The consolidated financial statements of Valley include the accounts of its commercial bank subsidiary, VNB and all of Valley's wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. Certain reclassifications have been made in the consolidated financial statements for 2003 and 2002 to conform to the classifications presented for 2004.

In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

On December 10, 2003, Valley adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46") which required Valley to de-consolidate VNB Capital Trust I, which issued $200 million of preferred securities. As a result of this de-consolidation, junior subordinated debentures issued by VNB Capital Trust I are now recorded as long-term debt and costs related to these junior subordinated debentures are included in interest expense. Prior periods have been adjusted to reflect this change.

Cash Flow

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest bearing deposits in other banks.

Investment Securities

At the time of purchase, investments are classified into one of three categories: held to maturity, available for sale or trading.

Investment securities held to maturity are carried at cost and adjusted for amortization of premiums and accretion of discounts by using the interest method over the term of the investment.

Management has identified those investment securities which may be sold prior to maturity. These investment securities are classified as available for sale in the accompanying consolidated statements of financial condition and are recorded at fair value on an aggregate basis. Unrealized holding gains and losses on such securities are excluded from earnings, but are included as a component of accumulated other comprehensive income which is included in shareholders' equity, net of deferred taxes. Realized gains or losses on the sale of investment securities available for sale are recognized by the specific identification method and shown as a separate component of non-interest income.

Trading securities are held by Glen Rauch Securities, a subsidiary of VNB, and are primarily comprised of municipal bonds, corporate bonds and government agencies purchased for resale to retail and institutional clients. These investment securities are classified as trading securities in the accompanying consolidated statements of financial condition and are recorded at fair value on an aggregate basis. Interest on trading accounts securities are recorded in interest income. Unrealized holding gains and losses on such securities are included in earnings as a component of non-interest income in the accompanying consolidated statements of income. Realized gains or losses on the sale of trading securities are recognized by the specific identification method and shown as a separate component of non-interest income.

Valley periodically evaluates whether any of its investments are other-than-temporarily impaired. This determination requires significant judgment. In making this judgment, Valley evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology, operational and financial cash flow and management's intent and ability to hold the security until the value recovers.

Loans and Loan Fees

Loan origination and commitment fees, net of related costs, are deferred and amortized as an adjustment of loan yield over the estimated life of the loans approximating the effective interest method.

Loans held for sale consist of residential mortgage loans and SBA loans, and are carried at the lower of cost or estimated fair market value using the aggregate method.

Interest income is not accrued on loans where interest or principal is 90 days or more past due or if in management's judgment the ultimate collectibility of the interest is doubtful. Exceptions may be made if the loan is well secured and in the process of collection. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it becomes well secured and in the process of collection and all past due amounts have been collected.

The value of an impaired loan is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio. Valley has defined the population of impaired loans to be all non-accrual loans and other loans considered to be impaired as to principal and interest, consisting primarily of commercial real estate loans. The impaired loan portfolio is primarily collateral dependent. Impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows.

Valley originates loans guaranteed by the SBA. The principal amount of these loans is guaranteed between 75 percent and 85 percent, subject to certain dollar limitations. Valley generally sells the guaranteed portions of these loans and retains the unguaranteed portions as well as the right to service the loans. Gains are recorded on loan sales based on the cash proceeds in excess of the assigned value of the loan, as well as the value assigned to the rights to service the loan.

Valley's lending is primarily in northern New Jersey and Manhattan with the exception of out-of-state auto lending and SBA loans.

Allowance for Loan Losses

The allowance for loan losses ("allowance") is increased through provisions charged against current earnings and additionally by crediting amounts of recoveries received, if any, on previously charged-off loans. The allowance is reduced by charge-offs on loans which are determined to be a loss, in accordance with established policies, when all efforts of collection have been exhausted.

The allowance for loan losses is maintained at a level estimated to absorb loan losses inherent in the loan portfolio as well as other credit risk related charge-offs. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. VNB's methodology for evaluating the appropriateness of the allowance consists of several significant elements, which include specific allowances for identified impaired loans, an allocated allowance for each portfolio segment and the unallocated allowance.

VNB's allocated allowance is calculated by applying loss factors to outstanding loans. The formula is based on the internal risk grade of loans or pools of loans. Any change in the risk grade of performing and/or non-performing loans affects the amount of the related allowance. Loss factors are based on VNB's historical loss experience and may be adjusted for significant circumstances that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

The allowance contains an unallocated portion to cover inherent losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. Such unallocated allowance includes management's evaluation of local and national economic and business conditions, portfolio concentrations, credit quality and delinquency trends. The unallocated portion of the allowance reflects management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of probable credit losses.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Generally, these useful lives range from three to forty years. Leasehold improvements are stated at cost less accumulated amortization computed on a straight-line basis over the term of the lease or estimated useful life of the asset, whichever is shorter. Generally, these useful lives range from seven to forty years. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or disposition, any gain or loss is credited or charged to operations.

Bank Owned Life Insurance

Bank owned life insurance ("BOLI") is recorded at its cash surrender value. The change in the cash surrender value is included in non-interest income and is not considered taxable income under current Internal Revenue Service guidelines.

Other Real Estate Owned

Other real estate owned ("OREO"), acquired through foreclosure on loans secured by real estate, is reported at the lower of cost or fair value, as established by a current appraisal, less estimated costs to sell, and is included in other assets. Any write-downs at the date of foreclosure are charged to the allowance for loan losses.

An allowance for OREO is utilized to record subsequent declines in estimated net realizable value. Expenses incurred to maintain these properties and realized gains and losses upon sale of the properties are included in other non-interest expense and other non-interest income, as appropriate.

Intangible Assets

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill, core deposits, customer list intangibles and covenants not to compete. Effective January 1, 2002, under new accounting rules, amortization of goodwill ceased. Instead, Valley reviews the goodwill asset for impairment annually and records impairment expense if required. Prior to the adoption of the new accounting rules, goodwill was amortized on a straight-line basis over varying periods not exceeding 25 years. Intangible assets other than goodwill are amortized using various methods over their estimated lives and are periodically evaluated for impairment. All intangible assets are included in other assets.

Loan Servicing Rights

Loan servicing rights are recorded when purchased or when originated loans are sold, with servicing rights retained. The cost of each originated loan is allocated between the servicing right and the loan (without the servicing right) based on their relative fair values prevalent in the marketplace. The fair market value of the purchased mortgage servicing rights ("PMSRs") and internally originated mortgage servicing rights ("OMSRs") are determined using a method which utilizes servicing income, discount rates, prepayment speeds and default rates specifically relative to Valley's portfolio for OMSRs rather than national averages as used for PMSRs. Valley's method amortizes mortgage servicing rights in proportion to actual principal mortgage payments received to accurately reflect actual portfolio conditions. Loan servicing rights, which are classified in other assets, are periodically evaluated for impairment.

Stock-Based Compensation

Valley adopted on a prospective basis the fair value provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), effective January 1, 2002. Under SFAS No. 123, entities recognize stock-based employee compensation costs under the fair value method for options granted during the year. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and is based on certain assumptions including dividend yield, stock volatility, the risk free rate of return, expected term and turnover rate. The fair value of each option is expensed over its vesting period.

Because Valley adopted the fair value provisions prospectively, compensation expense related to employee stock options granted will not have a full impact until 2007, when the majority of its employee stock options reach their first full five-year vesting.

The FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment", ("SFAS 123R") in December 2004. SFAS 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This Statement requires Valley to adopt by the fourth quarter of 2005. Valley does not expect the requirements of SFAS 123R to have a material impact on the consolidated financial statements.*

Income Taxes

Valley accounts for income tax expense as a percentage of pre-tax income to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in Valley's financial statements or tax returns.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

Valley's components of other comprehensive income include unrealized gains (losses) on securities available for sale, net of deferred tax, unrealized gains (losses) on derivatives used in cash flow hedging relationships, net of deferred tax and foreign currency translation adjustment. Valley reports comprehensive income and its components in the Consolidated Statements of Changes in Shareholders' Equity.

Earnings Per Share

For Valley, the numerator of both the Basic and Diluted EPS is equivalent to net income. The weighted average number of shares outstanding used in the denominator for Diluted EPS is increased over the denominator used for Basic EPS by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method. For Valley, common stock equivalents are common stock options outstanding.

All share and per share amounts have been restated to reflect the five percent stock dividend issued May 17, 2004, and all prior stock dividends and splits.

The following table shows the calculation of both Basic and Diluted earnings per share for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,		
	2004	2003	2002
Net income (in thousands)	$ 154,398	$ 153,415	$ 154,616
Basic weighted-average number of shares outstanding	98,671,265	98,695,082	102,672,022
Plus: Common stock equivalents	507,433	528,468	602,910
Diluted weighted-average number of shares outstanding	99,178,698	99,223,550	103,274,932
Earnings per share:			
Basic	$ 1.56	$ 1.55	$ 1.51
Diluted	1.56	1.55	1.50

At December 31, 2004, 2003 and 2002 there were 741 thousand, 369 thousand and 7 thousand stock options not included as common stock equivalents because the exercise prices exceeded the average market value. Inclusion of these common stock equivalents would be anti-dilutive to the diluted earnings per share calculation.

Treasury Stock

Treasury stock is recorded using the cost method and accordingly is presented as a reduction of shareholders' equity.

Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, Valley records all derivatives on the balance sheet at fair value.

Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. Valley assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

At December 31, 2004, derivatives designated as cash flow hedges with a fair value of $576 thousand were included in other liabilities. Valley had no derivatives designated as cash flow hedges outstanding at December 31, 2003. The unrealized loss of $341 thousand in 2004 for derivatives designated as cash flow hedges is separately disclosed with other comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity, net of related income tax. No significant hedge ineffectiveness existed on cash flow hedges for the period ended December 31, 2004.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on Valley's variable-rate loans. Since inception $1.6 million was reclassified out of other comprehensive income as the hedged forecasted transactions occurred. During the next twelve months, Valley estimates that an additional $314 thousand will be reclassified out of other comprehensive income into interest income. However, based on current indications of future short-term rates, it is possible that Valley may incur interest expense related to this transaction.

Recent Accounting Pronouncements

The Emerging Issues Task Force ("EITF") Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Valley began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. Valley incurred an impairment expense of $140 thousand on an Agency Preferred Stock instrument with a book value of $1.0 million, for the period ended December 31, 2004. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a Financial Accounting Standards Board ("FASB") Staff Position ("FSP") to provide additional implementation guidance.

The FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment", ("SFAS 123R") in December 2004. SFAS 123R is a revision of SFAS No. 123, Accounting for Stock Based Compensation. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement eliminates the alternative to use Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Valley does not expect the requirements of SFAS 123R to have a material impact on the consolidated financial statements.*

ACQUISITIONS AND DISPOSITIONS (Note 2)

On December 1, 2004, Valley and Shrewsbury Bancorp announced that they had entered into a merger agreement by which Valley National Bancorp will merge with Shrewsbury Bancorp. Shrewsbury is the holding company for Shrewsbury State Bank, a commercial bank with approximately $425 million in assets and 12 branch offices located in 10 communities in Monmouth County. Pursuant to the merger agreement, Shrewsbury State Bank will be merged into Valley National Bank. Valley will pay approximately $136 million or $48.00 per share for Shrewsbury of which at least 60 percent will be in Valley common stock. Shareholders of Shrewsbury may elect to receive up to 40 percent of the consideration in cash. Valley has received regulatory approval and anticipates the closing of the Shrewsbury merger to occur March 31 2005, subject to approval by Shrewsbury's shareholders at their scheduled meeting on March 29, 2005.

On November 9, 2004, Valley announced that they had entered into a merger agreement by which Valley National Bancorp will acquire NorCrown Bank. NorCrown is a commercial bank with approximately $600 million in assets and 15 branch offices located in 12 affluent communities in Essex, Hudson and Morris Counties. Pursuant to the agreement, NorCrown Bank will be merged into Valley National Bank. Valley will pay $141 million for NorCrown of which 50 percent will be cash and 50 percent will be Valley common stock. Closing of the acquisition, which Valley anticipates will occur in the second quarter of 2005, is contingent on regulatory approvals and the satisfaction of certain closing conditions by NorCrown. The purchase price of $141 million may be reduced based on NorCrown's shareholders equity at closing.

INVESTMENT SECURITIES HELD TO MATURITY (Note 3)

The amortized cost, gross unrealized gains and losses and fair value of securities held to maturity at December 31, 2004 and 2003 were as follows:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies and corporations	$ 38,406	$ 131	$ (423)	$ 38,114
Obligations of states and political subdivisions	250,149	5,614	(167)	255,596
Mortgage-backed securities	492,416	3,939	(5,097)	491,258
Other debt securities	437,708	12,116	(2,377)	447,447
Total debt securities	1,218,679	21,800	(8,064)	1,232,415
FRB & FHLB stock	73,659	—	—	73,659
Total investment securities held to maturity	$1,292,338	$21,800	$(8,064)	$1,306,074

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies and corporations	$ —	$ —	$ —	$ —
Obligations of states and political subdivisions	172,707	7,174	(30)	179,851
Mortgage-backed securities	629,237	5,780	(6,323)	628,694
Other debt securities	375,317	16,925	(3,000)	389,242
Total debt securities	1,177,261	29,879	(9,353)	1,197,787
FRB & FHLB stock	54,978	—	—	54,978
Total investment securities held to maturity	$1,232,239	$29,879	$(9,353)	$1,252,765

The age of unrealized losses and fair value of related securities held to maturity at December 31, 2004 were as follows:

	December 31, 2004					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
U.S. Treasury securities and other government agencies and corporations	$ 28,120	$ (423)	$ —	$ —	$ 28,120	$ (423)
Obligations of states and political subdivisions	17,098	(133)	2,664	(34)	19,762	(167)
Mortgage-backed securities	44,007	(239)	201,090	(4,858)	245,097	(5,097)
Other debt securities	120,732	(2,296)	2,570	(81)	123,302	(2,377)
Total debt securities	$209,957	$(3,091)	$206,324	$(4,973)	$416,281	$(8,064)

Management does not believe that any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-backed securities relate primarily to securities issued by FNMA, FHLMC and private institutions, while losses reported in other debt securities consists of trust preferred securities. These unrealized losses are primarily due to changes in interest rates.

As of December 31, 2004, the fair value of investments held to maturity that were pledged to secure public deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law, was $449.1 million.

The contractual maturities of investments in debt securities held to maturity at December 31, 2004, are set forth in the following table:

	December 31, 2004	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 94,507	$ 94,549
Due after one year through five years	51,405	51,962
Due after five years through ten years	99,865	102,807
Due after ten years	480,486	491,839
	726,263	741,157
Mortgage-backed securities	492,416	491,258
Total debt securities held to maturity	$1,218,679	$1,232,415

Actual maturities of debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining life for mortgage-backed securities held to maturity was 4.7 years at December 31, 2004 and 6.0 years at December 31, 2003.

INVESTMENT SECURITIES AVAILABLE FOR SALE (Note 4)

The amortized cost, gross unrealized gains and losses and fair value of securities available for sale at December 31, 2004 and 2003 were as follows:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies and corporations	$ 315,262	$ 368	$ (2,749)	$ 312,881
Obligations of states and political subdivisions	84,196	3,593	—	87,789
Mortgage-backed securities	1,455,338	10,619	(9,405)	1,456,552
Total debt securities	1,854,796	14,580	(12,154)	1,857,222
Equity securities	23,380	3,484	(357)	26,507
Total investment securities available for sale	$1,878,176	$18,064	$(12,511)	$1,883,729

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies and corporations	$ 375,555	$ 1,070	$(1,714)	$ 374,911
Obligations of states and political subdivisions	100,794	5,503	(86)	106,211
Mortgage-backed securities	1,281,807	25,337	(1,944)	1,305,200
Total debt securities	1,758,156	31,910	(3,744)	1,786,322
Equity securities	15,137	4,351	(130)	19,358
Total investment securities available for sale	$1,773,293	$36,261	$(3,874)	$1,805,680

Included in the December 31, 2003, available for sale securities are $40 million of mortgage-backed securities which were delivered in January 2004 to a counterparty as a result of a covered call option that was exercised in December 2003. Valley recorded interest income on these securities through the time of delivery.

The age of unrealized losses and fair value of securities available for sale at December 31, 2004 were as follows:

	December 31, 2004					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
U.S. Treasury securities and other government agencies and corporations	$ 216,841	$ (2,496)	$13,680	$ (253)	$ 230,521	$ (2,749)
Obligations of states and political subdivisions	—	—	—	—	—	—
Mortgage-backed securities	805,234	(8,524)	31,900	(881)	837,134	(9,405)
Total debt securities	1,022,075	(11,020)	45,580	(1,134)	1,067,655	(12,154)
Equity securities	3,518	(329)	1,530	(28)	5,048	(357)
Total	$1,025,593	$(11,349)	$47,110	$(1,162)	$1,072,703	$(12,511)

Management does not believe that any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment. The unrealized losses for the U.S. Treasury securities and other government agencies and corporations are on notes issued by FNMA and FHLMC and the unrealized losses reported for mortgage-backed securities relate primarily to securities issued by FNMA, FHLMC and private institutions. These unrealized losses are due to changes in interest rates. Valley has the intent and ability to hold the securities contained in the previous table for a time necessary to recover the unamortized cost.

As of December 31, 2004, the fair value of securities available for sale that were pledged to secure public deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law, was $757.0 million.

The contractual maturities of investments in debt securities available for sale at December 31, 2004, are set forth in the following table:

	December 31, 2004	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 14,081	$ 14,204
Due after one year through five years	106,876	106,637
Due after five years through ten years	187,133	189,466
Due after ten years	91,368	90,363
	399,458	400,670
Mortgage-backed securities	1,455,338	1,456,552
Total debt securities available for sale	$1,854,796	$1,857,222

Actual maturities on debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining life for mortgage-backed securities available for sale at December 31, 2004 and 2003 was 4.7 years and 4.4 years, respectively.

Gross gains (losses) realized on sales, maturities and other securities transactions related to securities available for sale included in earnings for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
		(in thousands)	
Sales transactions:			
Gross gains	$6,581	$15,690	$7,361
Gross losses	(182)	(9)	(269)
	6,399	15,681	7,092
Maturities and other securities transactions:			
Gross gains	153	—	—
Gross losses	(77)	(75)	—
	76	(75)	—
Gains on securities transactions, net	$6,475	$15,606	$7,092

LOANS (Note 5)

The detail of the loan portfolio as of December 31, 2004 and 2003 was as follows:

	2004	2003
	(in thousands)	
Commercial	$1,261,854	$1,184,652
Total commercial loans	1,261,854	1,184,652
Construction	368,120	222,748
Residential mortgage	1,853,708	1,596,859
Commercial mortgage	1,745,155	1,553,037
Total mortgage loans	3,966,983	3,372,644
Home equity	517,325	476,149
Credit card	9,691	10,722
Automobile	1,079,050	1,013,938
Other consumer	99,412	114,304
Total consumer loans	1,705,478	1,615,113
Total loans	$6,934,315	$6,172,409

Included in the table above are loans held for sale in the amount of $2.2 million and $5.7 million at December 31, 2004 and 2003, respectively.

Related Party Loans

VNB's authority to extend credit to its directors, executive officers and 10 percent stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of the National Bank Act, Sarbanes-Oxley Act and Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of VNB's capital. In addition, extensions of credit in excess of certain limits must be approved by VNB's Board of Directors. Under the Sarbanes-Oxley Act, Valley and its subsidiaries, other than VNB, may not extend or arrange for any personal loans to its directors and executive officers.

The following table summarizes the change in the total amounts of loans and advances to directors, executive officers, and their affiliates during the year 2004, adjusted for changes in directors, executive officers and their affiliates:

	2004
	(in thousands)
Outstanding at beginning of year	$59,512
New loans and advances	22,309
Repayments	(5,601)
Outstanding at end of year	$76,220

All loans to related parties are performing.

Asset Quality

The outstanding balances of loans that are 90 days or more past due as to principal or interest payments and still accruing, non-performing assets, and troubled debt restructured loans at December 31, 2004 and 2003 were as follows:

	2004	2003
	(in thousands)	
Loans past due in excess of 90 days and still accruing	$ 2,870	$ 2,792
Non-accrual loans	$30,274	$22,338
Other real estate owned	480	797
Total non-performing assets	$30,754	$23,135
Troubled debt restructured loans	$ —	$ —

From the date placed on non-accrual, the amount of interest income that would have been recorded on non-accrual loans in 2004, 2003 and 2002 had payments remained in accordance with the original contractual terms approximated $1.1 million, $1.4 million and $1.1 million, respectively. The actual amount of interest income recorded on these types of assets in 2004, 2003 and 2002 totaled $844 thousand, $671 thousand and $768 thousand, respectively, resulting in lost interest income of $652 thousand, $1.1 million and $678 thousand, respectively.

At December 31, 2004, there were no commitments to lend additional funds to borrowers whose loans were non-accrual, classified as troubled debt restructured loans, or contractually past due in excess of 90 days and still accruing interest.

The impaired loan portfolio is primarily collateral dependent. Impaired loans and their related specific allocations to the allowance for loan losses totaled $25.0 million and $13.1 million, respectively, at December 31, 2004 and $16.1 million and $3.5 million, respectively, at December 31, 2003. The average balance of impaired loans during 2004, 2003 and 2002 was approximately $14.6 million, $17.8 million and $8.7 million, respectively. The amount of interest that would have been recorded under the original terms for impaired loans was $479 thousand for 2004, $972 thousand for 2003 and $1.2 million for 2002. No interest was collected on these impaired loans during these periods.

ALLOWANCE FOR LOAN LOSSES (Note 6)

Transactions recorded in the allowance for loan losses during 2004, 2003 and 2002 were as follows:

	2004	2003	2002
		(in thousands)	
Balance at beginning of year	$ 64,650	$ 64,087	$ 63,803
Provision charged to operating expense	8,003	7,345	13,644
Less net loan charge-offs:			
Loans charged-off	(13,138)	(11,647)	(18,514)
Less recoveries on loan charge-offs	6,184	4,865	5,154
Net loan charge-offs	(6,954)	(6,782)	(13,360)
Balance at end of year	$ 65,699	$ 64,650	$ 64,087

LOAN SERVICING (Note 7)

VNB Mortgage Services, Inc. ("MSI"), a subsidiary of VNB, is a servicer of residential mortgage loan portfolios. MSI is compensated for loan administrative services performed for mortgage servicing rights purchased in the secondary market and loans originated and sold by VNB. The aggregate principal balances of mortgage loans serviced by MSI for others approximated $1.6 billion, $2.0 billion and $1.8 billion at December 31, 2004, 2003 and 2002, respectively. The outstanding balance of loans serviced for others is not included in the consolidated statements of financial condition.

VNB is a servicer of SBA loans, and is compensated for loan administrative services performed for SBA loans originated and sold by VNB. VNB serviced a total of $99.9 million, $99.4 million and $100.4 million of SBA loans at December 31, 2004, 2003 and 2002, respectively, for third-party investors. The outstanding balance of SBA loans serviced for others is not included in the consolidated statements of financial condition.

The unamortized costs associated with acquiring loan servicing rights are included in other assets in the consolidated statements of financial condition and are being amortized in proportion to actual principal mortgage payments received to accurately reflect actual portfolio conditions.

The following table summarizes the change in loan servicing rights during the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
		(in thousands)	
Balance at beginning of year	$29,619	$ 21,596	$ 29,205
Purchase and origination of loan servicing rights	1,254	19,548	3,380
Amortization expense	(7,971)	(11,525)	(10,989)
Balance at end of year	$22,902	$ 29,619	$ 21,596

Amortization expense in 2004, 2003 and 2002 includes $1.1 million, $4.1 million and $4.4 million, respectively, of impairment expense for loan servicing rights, and is classified in amortization of intangible assets in the consolidated statements of income. In 2004, the book balance of $22.9 million approximated fair value. Based on current market conditions, amortization expense related to the mortgage servicing asset at December 31, 2004 is expected to aggregate approximately $16.0 million through 2009.

PREMISES AND EQUIPMENT, NET (Note 8)

At December 31, 2004 and 2003, premises and equipment, net consisted of:

	2004	2003
	(in thousands)	
Land	$ 35,789	$ 25,505
Buildings	99,225	77,368
Leasehold improvements	30,857	27,703
Furniture and equipment	116,753	107,698
	282,624	238,274
Less: Accumulated depreciation and amortization	(121,151)	(109,668)
Total premises and equipment, net	$ 161,473	$ 128,606

Depreciation and amortization of premises and equipment included in non-interest expense for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $13.0 million, $11.3 million and $9.5 million, respectively.

OTHER ASSETS (Note 9)

At December 31, 2004 and 2003, other assets consisted of the following:

	2004	2003
	(in thousands)	
Loan servicing rights	$22,902	$29,619
Goodwill and other intangibles	22,986	22,431
Other real estate owned	480	797
Net deferred tax asset	50,532	46,800
Due from customers on acceptances outstanding	11,294	15,148
Other	65,817	56,989
Total other assets	$174,011	$171,784

DEPOSITS (Note 10)

Included in time deposits at December 31, 2004 and 2003 are certificates of deposit over $100 thousand of $997.1 million and $979.3 million, respectively.

Interest expense on time deposits of $100 thousand or more totaled approximately $15.4 million, $14.6 million and $22.9 million in 2004, 2003 and 2002, respectively.

The scheduled maturities of time deposits as of December 31, 2004 are as follows:

	(in thousands)
2005	$1,375,368
2006	295,080
2007	114,547
2008	238,124
2009	124,670
Thereafter	10,612
Total time deposits	$2,158,401

BORROWED FUNDS (Note 11)

Short-term borrowings at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Fed funds purchased	$ 11,000	$160,000
Securities sold under agreements to repurchase	227,654	174,577
Treasury tax and loan	16,637	27,729
FHLB advances	255,000	—
Other	—	15,000
Total short-term borrowings	$510,291	$377,306

The weighted average interest rate for short-term borrowings at December 31, 2004 and 2003 was 1.31 percent and 0.98 percent, respectively.

At December 31, 2004 and 2003, long-term debt consisted of the following:

	2004	2003
	(in thousands)	
FHLB advances	$1,003,500	$ 875,500
Securities sold under agreements to repurchase	676,000	461,000
Note to VNB Capital Trust I (Note 12)	206,186	206,186
Other	4,484	4,535
Total long-term borrowings	$1,890,170	$1,547,221

The FHLB advances included in long-term debt had a weighted average interest rate of 4.18 percent at December 31, 2004 and 4.36 percent at December 31, 2003. These advances are secured by pledges of FHLB stock, mortgage-backed securities and a blanket assignment of qualifying residential mortgage loans. Interest expense of $39.5 million, $45.9 million, and $36.0 million was recorded on FHLB advances during the years ended December 31, 2004, 2003 and 2002, respectively. The advances are scheduled for repayment as follows:

	(in thousands)
2005	$ 23,000
2006	263,000
2007	336,500
2008	25,000
2009	40,000
Thereafter	316,000
Total long-term FHLB advances	$1,003,500

The securities sold under repurchase agreements to other counterparties included in long-term debt totaled $676.0 million and $461.0 million at December 31, 2004 and 2003, respectively. The weighted average interest rate for this debt was 2.74 percent and 3.15 percent at December 31, 2004 and 2003, respectively. Interest expense of $15.9 million, $12.4 million, and $17.6 million was recorded during the years ended December 31, 2004, 2003 and 2002, respectively. The schedule for repayment is as follows:

	(in thousands)
2005	$ 30,000
2006	50,000
2007	361,000
2008	116,000
2009	34,000
Thereafter	85,000
Total long-term securities sold under agreements to repurchase	$676,000

The fair market value of securities pledged to secure public deposits, treasury tax and loan deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law approximated $1.2 billion and $896.2 million at December 31, 2004 and 2003, respectively.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF A SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY (Note 12)

In November 2001, Valley sold $200.0 million of 7.75 percent trust preferred securities through a statutory business trust, VNB Capital Trust I ("Trust"). Valley owns all of the common securities of this Delaware trust. The Trust has no independent assets or operations, and exists for the sole purpose of issuing trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by Valley. The junior subordinated debentures, which are the sole assets of the Trust, are unsecured obligations of Valley, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Valley.

A portion of the trust preferred securities qualifies as Tier I Capital, within regulatory limitations. The principal amount of subordinated debentures held by the Trust equals the aggregate liquidation amount of its trust preferred securities and its common securities. The subordinated debentures bear interest at the same rate, and will mature on the same date, as the corresponding trust preferred securities. All of the trust preferred securities may be prepaid at par at the option of the Trust, in whole or in part, on or after December 15, 2006. The trust preferred securities contractually mature on December 15, 2031.

On December 10, 2003, the FASB issued FASB Interpretation No. 46R ("FIN 46R"), which replaced FIN 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R required Valley to de-consolidate its investment in VNB Capital Trust I. As a result of this de-consolidation, junior subordinated debentures issued by VNB Capital Trust I are now recorded as long-term debt and costs related to these junior subordinated debentures are included in interest expense. Prior periods have been adjusted to reflect this change.

In May 2004, the Federal Reserve Board proposed a rule that would continue to allow the inclusion of trust preferred securities in Tier 1 capital, but with stricter quantitative limits. Under the proposal, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25 percent of Tier I capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Based on the proposed rule, Valley expects to include all of its $200 million in trust preferred securities in Tier I capital.* However, the provisions of the final rule could significantly differ from those proposed and there can be no assurance that the Federal Reserve Board will not further limit the amount of trust preferred securities permitted to be included in Tier I capital for regulatory capital purposes.

BENEFIT PLANS (Note 13)

Pension Plan

VNB has a non-contributory benefit plan covering substantially all of its employees. The benefits are based upon years of credited service and the employee's highest average compensation as defined. It is VNB's funding policy to contribute annually an amount that can be deducted for federal income tax purposes. In addition, VNB has a supplemental non-qualified, non-funded retirement plan which is designed to supplement the pension plan for key officers.

The following table sets forth the change in projected benefit obligation, the change in fair value of plan assets and the funded status and amounts recognized in Valley's financial statements for the pension plans at December 31, 2004 and 2003:

	Pension Plans	
	2004	2003
	(in thousands)	
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$51,368	$43,308
Service cost	3,267	2,560
Interest cost	3,184	2,892
Plan amendments	64	717
Actuarial loss	3,209	3,896
Benefits paid	(2,237)	(2,005)
Projected benefit obligation at end of year	$58,855	$51,368
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$45,201	$37,911
Actual return on plan assets	4,230	6,554
Employer contributions	5,000	2,636
Benefits paid	(2,132)	(1,900)
Fair value of plan assets at end of year	$52,299	$45,201
Funded status	$ (6,556)	$ (6,167)
Unrecognized net asset	—	(16)
Unrecognized prior service cost	1,090	1,173
Unrecognized net actuarial loss/(gain)	7,532	4,822
Net amount recognized	$ 2,066	$ (188)

Amounts recognized in the statements of financial condition for 2004 and 2003 consist of:

	2004	2003
	(in thousands)	
Prepaid benefit cost	$ 5,372	$ 2,842
Accrued benefit cost	(4,194)	(3,900)
Intangible assets	888	870
Accumulated other comprehensive income	—	—
Net amount recognized	$ 2,066	$ (188)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2004	2003
	(in thousands)	
Projected benefit obligation	$4,370	$4,052
Accumulated benefit obligation	4,194	3,900
Fair value of plan assets	—	—

Net periodic pension expense for 2004, 2003 and 2002 included the following components:

	2004	2003	2002
	(in thousands)		
Service cost	$ 3,267	$ 2,560	$ 2,254
Interest cost	3,184	2,892	2,691
Expected return on plan assets	(3,768)	(3,542)	(3,609)
Net amortization of transition asset	(16)	(79)	(79)
Amortization of prior service cost	147	89	77
Amortization of net (gains)/loss	35	(64)	(128)
Total net periodic pension expense	$ 2,849	$ 1,856	$ 1,206

Expected benefit payments:

	2004
	(in thousands)
2005	$ 2,254
2006	2,615
2007	2,716
2008	2,909
2009	3,268
2010 to 2014	20,985

In determining rate assumptions, VNB looks to current rates on fixed-income debt securities that receive one of the two highest ratings given by a recognized ratings agency such as a rating of AAA or AA from Moody's or such as rates based on U.S. Treasury securities.

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations for the plan as of December 31, 2004 and 2003, were:

	2004	2003
Discount rate	6.00%	6.25%
Future compensation increase rate	4.00	4.00

The weighted average discount rate and expected long-term rate of return on assets used in determining Valley's pension expense for the years ended December 31, 2004 and 2003, were:

	2004	2003
Discount rate	6.25%	6.75%
Expected long-term return on plan assets	8.50	8.50
Rate of compensation increase	4.00	4.00

The expected rate of return on plan assets assumption is based on the concept that it is a long-term assumption independent of the current economic environment and changes would be made in the expected return only when long-term inflation expectations change, asset allocations change or when asset class returns are expected to change for the long-term.

Valley's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category were as follows:

	2004	2003
Asset Category		
Equity securities	55.5%	60.6%
Fixed income securities	34.4	32.7
Other	10.1	6.7
Total	100%	100%

In accordance with Section 402 (c) of ERISA, the Plan's investment managers are granted full discretion to buy, sell, invest and reinvest the portions of the portfolio assigned to them consistent with Valley's Pension Committee's policy and guidelines. The target asset allocation set for the Plan are in equity securities ranging from 25 percent to 65 percent and fixed income securities ranging from 35 percent to 75 percent. The absolute investment objective for the equity portion is to earn at least 7 percent cumulative annual real return, after adjustment by the Consumer Price Index (CPI), over rolling five-year periods, while the relative objective is to be above the S&P 500 Index over rolling three-year periods. For the fixed income portion, the absolute objective is to earn at least a 3 percent cumulative annual real return, after adjustment by the CPI over rolling five-year periods with a relative objective of above the Merrill Lynch Intermediate Government/Corporate Index over rolling three-year periods. Cash equivalents will be invested in money market funds or in other high quality instruments approved by the Trustees of the Plan. The ratings of commercial paper purchased individually shall be A-1/P-1 or comparable as measured by a standard rating service.

The pension plan held 78,440 shares of VNB Capital Trust I preferred securities at December 31, 2004 and 2003, respectively. These shares had fair market values of $2.1 million at December 31, 2004 and 2003. Dividends received for these shares were $152 thousand and $136 thousand for the years ended December 31, 2004 and 2003.

Valley expects to contribute $3.6 million to the plan during 2005 based upon actuarial estimates.

Valley maintains a non-qualified Directors' retirement plan. The projected benefit obligation and discount rate used to compute the obligation was $1.6 million and 6.0 percent, respectively, at December 31, 2004, and $1.5 million and 6.25 percent, respectively, at December 31, 2003. An expense of $266 thousand, $299 thousand and $234 thousand has been recognized for the plan in the years ended December 31, 2004, 2003 and 2002, respectively. Valley also maintains non-qualified plans for former Directors and Senior Management of Merchants Bank of New York. Valley did not merge these plans into their existing non-qualified plans. At December 31, 2004, the Directors' plan obligation was fixed at $3.7 million, of which $3.6 million was accrued. At December 31, 2004, the Senior Management's plan obligation was fixed at $7.0 million, of which $4.9 million has been funded partly by insurance policies. The remaining obligation of $2.1 million is being accrued on a straight-line basis over the remaining benefit period. In addition to Merchants, Valley maintains non-qualified plans for Directors of former banks acquired. Collectively, the plan obligation was $266 thousand, of which $237 thousand was accrued. The difference of $29 thousand is being accrued over the remaining benefit period.

Bonus Plan

VNB and its subsidiaries award incentive and merit bonuses to its officers and employees based upon a percentage of the covered employees' compensation as determined by the achievement of certain performance objectives. Amounts charged to salaries expense were $5.9 million during 2004 and 2003, and $5.5 million during 2002.

Savings Plan

VNB maintains a KSOP defined as a 401(k) plan with an employee stock ownership feature. This plan covers eligible employees of VNB and its subsidiaries and allows employees to contribute a percentage of their salary, with VNB matching a certain percentage of the employee contribution in shares of Valley stock. In 2004, VNB matched employee contributions with 45,564 shares, of which 29,496 were allocated from the KSOP and 14,363 shares were allocated from treasury stock. In 2003, VNB matched employee contributions with 52,844 shares, of which 30,517 shares were allocated from the KSOP and 18,338 shares were issued from treasury stock. In 2002, VNB matched employee contributions with 64,181 shares, of which 27,320 shares were allocated from the KSOP and 30,543 shares were issued from treasury stock. VNB charged expense for contributions to the plan, net of forfeitures, amounting to $966 thousand for 2004, while $1.3 million was recorded in 2003 and 2002. At December 31, 2004 the KSOP had 27,298 unallocated shares.

Stock-Based Compensation

Valley adopted the fair value method provision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), for options granted after January 1, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and is based on certain assumptions including dividend yield, stock volatility, risk free rate of return and the expected term.

Under the Employee Stock Option Plan, Valley may grant options to its employees for up to 4.0 million shares of common stock in the form of stock options, stock appreciation rights and restricted stock awards. The exercise price of options equals 100 percent of the market price of Valley's stock on the date of grant, and an option's maximum term is ten years. The options granted under this plan are exercisable no earlier than one year after the date of grant, expire no more than ten years after the date of the grant, and are subject to a vesting schedule.

For 2004, 2003 and 2002 grants, Valley recorded stock-based employee compensation expense for incentive stock options of $627 thousand, $346 thousand and $47 thousand, respectively, net of tax and will continue to amortize the remaining cost of these grants of approximately $3.2 million, net of tax, over the vesting period of approximately five years. Stock-based employee compensation cost under the fair value method was measured using the following weighted-average assumptions for options granted in 2004, 2003 and 2002, respectively: dividend yield of 3.31, 3.03 and 3.28 percent; risk-free interest rates of 4.25, 3.94 and 3.41 percent; expected volatility of 22.76, 19.97 and 24.10 percent and expected term of 7.75, 7.65 and 7.01 years. Prior to January 1, 2002, Valley applied APB Opinion No. 25 and related Interpretations in accounting for its stock options granted. Had compensation expense for the options issued prior to January 1, 2002, been recorded consistent with the fair value provisions of SFAS No. 123 for those periods, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002
	(in thousands, except for share data)		
Net income			
As reported	$154,398	$153,415	$154,616
Stock-based compensation cost, net of tax	(723)	(924)	(1,168)
Pro forma	$153,675	$152,491	$153,448
Earnings per share			
As reported:			
Basic	$ 1.56	$ 1.55	$ 1.51
Diluted	1.56	1.55	1.50
Pro forma:			
Basic	$ 1.56	$ 1.54	$ 1.50
Diluted	1.55	1.53	1.49

A summary of the status of qualified and non-qualified stock options as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is presented below:

Stock Options	2004 Shares	2004 Weighted-Average Exercise Price	2003 Shares	2003 Weighted-Average Exercise Price	2002 Shares	2002 Weighted-Average Exercise Price
Outstanding at beginning of year	2,540,296	$21	2,490,714	$19	2,627,338	$16
Granted	388,494	28	442,882	28	410,514	24
Exercised	(180,261)	14	(287,509)	15	(470,415)	10
Forfeited or expired	(43,450)	22	(105,791)	21	(76,723)	20
Outstanding at end of year	2,705,079	22	2,540,296	21	2,490,714	19
Options exercisable at year-end	1,562,647	19	1,296,166	17	1,252,942	16
Weighted-average fair value of options granted during the year	$ 5.97		$ 5.34		$ 4.63	

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted-Average Remaining Contractual Life	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted-Average Exercise Price
$ 3-17	305,884	2.9 years	$14	298,445	$14
17-20	553,616	4.4	18	540,282	18
20-25	1,099,954	7.0	22	649,443	22
25-28	745,625	9.4	28	74,477	28
3-29	2,705,079	6.7	22	1,562,647	19

As of December 31, 2004, 2003 and 2002, stock appreciation rights equivalent to 16,551 shares were outstanding.

Restricted stock is awarded to key employees providing for the immediate award of Valley's common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period.

The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2004, 2003 and 2002.

Restricted Stock Awards	2004	2003	2002
Outstanding at beginning of year	342,832	348,543	378,252
Granted	135,821	110,784	102,044
Vested	(145,251)	(88,600)	(110,110)
Forfeited or expired	(7,865)	(27,895)	(21,643)
Outstanding at end of year	325,537	342,832	348,543

The amount of compensation costs related to restricted stock awards included in salary expense amounted to $2.2 million in 2004, $2.0 million in 2003 and $2.2 million in 2002.

Bank Owned Life Insurance

Valley originally invested a total of $150.0 million in BOLI to help offset the rising cost of employee benefits. Income of $6.2 million was recorded from the BOLI for the years ended December 31, 2004 and 2003. BOLI income is exempt from federal and state income taxes. The BOLI is invested in investment securities including mortgage-backed, treasuries or high grade corporate securities and is managed by two independent investment firms.

INCOME TAXES (Note 14)

Income tax expense (benefit) included in the consolidated financial statements consisted of the following:

	2004	2003	2002
		(in thousands)	
Income tax from operations:			
Current:			
Federal	$ 83,308	$81,512	$ 84,868
State, net of federal tax benefit	5,456	6,210	9,194
	88,764	87,722	94,062
Deferred:			
Federal and State	(14,567)	(7,987)	(29,382)
Total income tax expense	$ 74,197	$79,735	$ 64,680

Included in other comprehensive income is income tax expense of $1.9 million, $11.8 million and $24.0 million attributable to net unrealized gains on securities available for sale for the years ended December 31, 2004, 2003 and 2002, respectively.

The tax effects of temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	2004	2003
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$26,486	$26,072
Depreciation	19,095	20,716
Employee benefits	2,139	5,249
Intangibles	2,279	2,090
Other	5,519	7,998
Total deferred tax assets	55,518	62,125
Deferred tax liabilities:		
Unrealized gain on securities available for sale	1,821	11,542
Unearned discount on investments	171	150
Other	2,994	3,633
Total deferred tax liabilities	4,986	15,325
Net deferred tax asset	$50,532	$46,800

Based upon taxes paid and projections of future taxable income, over the periods in which the deferred taxes are deductible, management believes that it is more likely than not, that Valley will realize the benefits of these deductible differences.

Reconciliation between the reported income tax expense and the amount computed by multiplying income before taxes by the statutory federal income tax rate follows:

	2004	2003	2002
		(in thousands)	
Tax at statutory federal income tax rate	$80,008	$81,603	$76,754
Increases (decreases) resulted from:			
Tax-exempt interest, net of interest incurred to carry tax-exempts	(4,055)	(3,885)	(3,692)
BOLI	(2,170)	(2,166)	(2,349)
State income tax, net of federal tax benefit	3,546	4,037	2,721
Corporate restructuring	—	—	(8,750)
Other, net	(3,132)	146	(4)
Income tax expense	$74,197	$79,735	$64,680

Included in stockholders' equity are income tax benefits attributable to the exercise of non-qualified stock options of $328 thousand, $344 thousand and $1.1 million for the year ended December 31, 2004, 2003 and 2002, respectively.

COMMITMENTS AND CONTINGENCIES (Note 15)

Lease Commitments

Certain bank facilities are occupied under non-cancelable long-term operating leases which expire at various dates through 2027. Certain lease agreements provide for renewal options and increases in rental payments based upon increases in the consumer price index or the lessor's cost of operating the facility. Minimum aggregate lease payments for the remainder of the lease terms are as follows:

	(in thousands)
2005	$ 9,001
2006	8,437
2007	7,943
2008	6,352
2009	5,637
Thereafter	21,720
Total lease commitments	$59,090

Net occupancy expense for 2004, 2003 and 2002 included approximately $6.4 million, $6.5 million and $5.3 million, respectively, of rental expenses, net of rental income of $3.2 million, $2.9 million and $3.0 million, respectively, for leased bank facilities.

Financial Instruments With Off-balance Sheet Risk

In the ordinary course of business of meeting the financial needs of its customers, Valley, through its subsidiary VNB, is a party to various financial instruments which are not reflected in the consolidated financial statements. These financial instruments include standby and commercial letters of credit, unused portions of lines of credit and commitments to extend various types of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these instruments is an indicator of VNB's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. VNB seeks to limit any exposure of credit loss by applying the same credit underwriting standards, including credit review, interest rates and collateral requirements or personal guarantees, as for on-balance sheet lending facilities.

The following table provides a summary of financial instruments with off-balance sheet risk at December 31, 2004 and 2003:

	2004	2003
	(in thousands)	
Commitments under commercial loans and lines of credit	$1,291,921	$1,062,855
Home equity and other revolving lines of credit	572,341	519,980
Outstanding commercial mortgage loan commitments	391,537	338,185
Standby letters of credit	184,148	159,620
Outstanding residential mortgage loan commitments	118,235	113,638
Commitments under unused lines of credit-credit card	40,479	108,521
Commercial letters of credit	20,431	29,036
Commitments to sell loans	2,157	4,505
Total	$2,621,249	$2,336,340

Standby letters of credit represent the guarantee by VNB of the obligations or performance of a customer in the event the customer is unable to meet or perform its obligations to a third party. Obligations to advance funds under commitments to extend credit, including commitments under unused lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have specified expiration dates, which may be extended upon request, or other termination clauses and generally require payment of a fee. These commitments do not necessarily represent future cash requirements as it is anticipated that many of these commitments will expire without being fully drawn upon. Most of VNB's lending activity for outstanding loan commitments is to customers within the states of New Jersey, New York and Pennsylvania. Loan sale commitments represent contracts for the sale of residential mortgage loans and SBA loans to third parties in the ordinary course of VNB's business. These commitments require VNB to deliver loans within a specific time frame to the third party. The risk to VNB is its non-delivery of loans required by the commitment which could lead to financial penalties. VNB has not defaulted on its loan sale commitments.

Derivative Instruments and Hedging Activities

During the third quarter of 2004, Valley entered into interest rate swap transactions which effectively converted $300 million of its prime-based floating rate loans to a fixed rate. This interest rate swap involves the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. Valley's objective in using derivatives is to add stability to net interest income and to manage its exposure to interest rate movements. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on Valley's variable-rate loans. Since inception $1.6 million was reclassified out of other comprehensive income as the hedged forecasted transactions occurred.

Litigation

In the normal course of business, Valley may be a party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated statements of financial condition or results of operations of Valley will not be materially affected by the outcome of such legal proceedings and claims.

SHAREHOLDERS' EQUITY (Note 16)

Capital Requirements

Valley is subject to the regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Valley's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Valley must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Valley to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as defined in the regulations. As of December 31, 2004, Valley exceeded all capital adequacy requirements to which it was subject.

Valley's ratios at December 31, 2004 were all above the "well capitalized" requirements, which require Tier I capital to risk adjusted assets of at least 6 percent, total risk based capital to risk adjusted assets of 10 percent and a minimum leverage ratio of 5 percent. To be categorized as well capitalized, Valley must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.

Valley's actual capital amounts and ratios as of December 31, 2004 and 2003 are presented in the following table:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
As of December 31, 2004						
Total Risk-based Capital	$945,235	12.0%	$632,917	8.0%	$791,147	10.0%
Tier I Risk-based Capital	879,536	11.1	316,459	4.0	474,688	6.0
Tier I Leverage Capital	879,536	8.3	424,749	4.0	530,937	5.0
As of December 31, 2003						
Total Risk-based Capital	$871,514	12.2%	$573,670	8.0%	$717,087	10.0%
Tier I Risk-based Capital	806,865	11.3	286,835	4.0	430,252	6.0
Tier I Leverage Capital	806,865	8.4	386,359	4.0	482,948	5.0

VNB's actual capital amounts and ratios as of December 31, 2004 and 2003 are presented in the following table:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
As of December 31, 2004						
Total Risk-based Capital	$853,054	10.8%	$630,461	8.0%	$788,076	10.0%
Tier I Risk-based Capital	787,355	10.0	315,230	4.0	472,846	6.0
Tier I Leverage Capital	787,355	7.4	423,311	4.0	529,138	5.0
As of December 31, 2003						
Total Risk-based Capital	$736,114	10.3%	$571,792	8.0%	$714,740	10.0%
Tier I Risk-based Capital	671,464	9.4	285,896	4.0	428,844	6.0
Tier I Leverage Capital	671,464	7.0	385,110	4.0	481,388	5.0

Dividend Restrictions

VNB, a national banking association, is subject to a limitation on the amount of dividends it may pay to Valley, VNB's only shareholder. Prior approval by the office of the Comptroller of the Currency ("OCC") is required to the extent that the total of all dividends to be declared by VNB in any calendar year exceeds net profits, as defined, for that year combined with its retained net profits from the preceding two calendar years, less any transfers to capital surplus. Under this limitation, VNB could declare dividends in 2005 without prior approval from the OCC of up to $128.4 million plus an amount equal to VNB's net profits for 2005 to the date of such dividend declaration. In addition to dividends received from its subsidiary bank, Valley can satisfy its cash requirements by utilizing its own funds, cash and sale of investments, as well as borrowed funds. If Valley were to defer payments on the junior subordinated debentures used to fund payments on its trust preferred securities, it would be unable to pay dividends on its common stock until the deferred payments were made.

Shares of Common Stock

The following table summarizes the share transactions for the three years ended December 31, 2004:

	Shares Issued	Shares in Treasury
Balance, December 31, 2001	107,773,451	(2,391,456)
Effect of stock incentive plan, net	53,435	514,671
Purchase of treasury stock	—	(6,148,090)
Retirement of treasury stock	(3,869,502)	3,869,502
Balance, December 31, 2002	103,957,384	(4,155,373)
Effect of stock incentive plan, net	(95,743)	414,437
Purchase of treasury stock	—	(1,514,714)
Retirement of treasury stock	(4,949,160)	4,949,160
Balance, December 31, 2003	98,912,481	(306,490)
Effect of stock incentive plan, net	(20,836)	311,981
Purchase of treasury stock	—	(41,600)
Retirement of treasury stock	(8,613)	8,613
Balance, December 31, 2004	98,883,032	(27,496)

Treasury Stock

On May 14, 2003, Valley's Board of Directors authorized the repurchase of up to 2.6 million shares of Valley's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally at prices not exceeding prevailing market prices. No purchases were made in 2004 under this repurchase plan.

On August 21, 2001 Valley's Board of Directors authorized the repurchase of up to 11.0 million shares of Valley's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Reacquired shares are held in treasury and were used for general corporate purposes. Valley had repurchased 42 thousand shares during 2004 for a total of 10.8 million shares of its common stock since the inception of this program. Valley expects to continue its existing repurchase program until all 11.0 million shares are purchased before the newly authorized program becomes effective. However, Valley does not currently intend to use its authorized program to aggressively repurchase shares.*

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED) (Note 17)

	Quarters ended 2004			
	March 31	June 30	Sept 30	Dec 31
	(in thousands, except for share data)			
Interest income	$ 123,515	$ 125,676	$ 132,431	$ 137,304
Interest expense	33,298	34,290	37,660	41,359
Net interest income	90,217	91,386	94,771	95,945
Provision for loan losses	1,848	1,476	1,475	3,204
Non-interest income	22,999	20,730	19,411	21,188
Non-interest expense	53,081	54,797	54,877	57,294
Income before income taxes	58,287	55,843	57,830	56,635
Income tax expense	19,855	19,114	18,444	16,784
Net income	38,432	36,729	39,386	39,851
Earnings per share:				
Basic	0.39	0.37	0.40	0.40
Diluted	0.39	0.37	0.40	0.40
Cash dividends declared per share	0.214	0.225	0.225	0.225
Average shares outstanding:				
Basic	98,599,746	98,660,022	98,676,093	98,748,300
Diluted	99,146,875	99,116,527	99,116,193	99,297,513

	Quarters ended 2003			
	March 31	June 30	Sept 30	Dec 31
	(in thousands, except for share data)			
Interest income	$ 126,431	$ 126,040	$ 120,840	$ 124,187
Interest expense	37,207	37,217	39,141	35,357
Net interest income	89,224	88,823	81,699	88,830
Provision for loan losses	3,255	1,755	1,085	1,250
Non-interest income	25,642	26,222	33,325	23,008
Non-interest expense	54,139	55,943	54,128	52,068
Income before income taxes	57,472	57,347	59,811	58,520
Income tax expense	19,490	19,618	20,475	20,152
Net income	37,982	37,729	39,336	38,368
Earnings per share:				
Basic	0.38	0.38	0.40	0.39
Diluted	0.38	0.38	0.40	0.39
Cash dividends declared per share	0.204	0.214	0.214	0.214
Average shares outstanding:				
Basic	99,391,525	98,488,665	98,400,484	98,512,548
Diluted	99,853,936	99,029,249	99,015,258	99,160,181

PARENT COMPANY INFORMATION (Note 18)

Condensed Statements of Financial Condition

	December 31,	
	2004	2003
	(in thousands)	
Assets		
Cash	$ 6,492	$ 4,919
Interest-bearing deposits with banks	84,129	—
Investment securities available for sale	19,167	152,032
Investment securities held to maturity	444	450
Investment in subsidiaries	813,785	714,996
Loan to subsidiary bank employee benefit plan	179	357
Other assets	14,534	10,207
Total assets	$938,730	$882,961
Liabilities		
Dividends payable to shareholders	$ 22,243	$ 21,120
Long-term debt	206,186	206,186
Other liabilities	2,703	2,866
Total liabilities	231,132	230,172
Shareholders' Equity		
Preferred stock	—	—
Common stock	34,930	33,304
Surplus	437,659	318,599
Retained earnings	232,431	288,313
Unallocated common stock held by employee benefit plan	(88)	(259)
Accumulated other comprehensive income	3,355	20,531
	708,287	660,488
Treasury stock, at cost	(689)	(7,699)
Total shareholders' equity	707,598	652,789
Total liabilities and shareholders' equity	$938,730	$882,961

Condensed Statements of Income

	Years ended December 31,		
	2004	2003	2002
		(in thousands)	
Income			
Dividends from subsidiary	$ 50,000	$145,000	$144,000
Income from subsidiary	572	328	1,253
Gains on securities transactions, net	725	7,633	5,106
Other interest and dividends	1,833	802	1,154
	53,130	153,763	151,513
Expenses	18,306	18,107	17,867
Income before income tax benefit and equity in undistributed earnings of subsidiary	34,824	135,656	133,646
Income tax benefit	(5,462)	(3,479)	(3,880)
Income before equity in undistributed earnings of subsidiary	40,286	139,135	137,526
Equity in undistributed earnings of subsidiary	114,112	14,280	17,090
Net Income	$154,398	$153,415	$154,616

Condensed Statements of Cash Flows

	Years ended December 31,		
	2004	2003	2002
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 154,398	$ 153,415	$ 154,616
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(114,112)	(14,280)	(17,090)
Depreciation and amortization	294	301	310
Amortization of compensation costs pursuant to long-term stock incentive plan	3,203	3,046	2,316
Net amortization of premiums and accretion of discounts	(25)	(48)	(91)
Net gains on securities transactions	(725)	(7,633)	(5,106)
Net (increase) decrease in other assets	(658)	164	(226)
Net decrease in other liabilities	(127)	(174)	(1,114)
Net cash provided by operating activities	42,248	134,791	133,615
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	132,685	429,906	435,418
Proceeds from maturing investment securities available for sale	272,000	1,075	135,000
Purchases of investment securities available for sale	(276,118)	(449,396)	(472,814)
Purchases of investment securities held to maturity	—	—	(459)
Payment of employee benefit plan loan	178	179	178
Net cash provided (used in) investing activities	128,745	(18,236)	97,323
Cash flows from financing activities:			
Net decrease in other borrowings	—	—	(4,000)
Addition of common shares to treasury	(1,030)	(35,362)	(149,628)
Dividends paid to common shareholders	(86,676)	(82,931)	(82,409)
Common stock issued, net of cancellations	2,415	3,466	6,091
Net cash used in financing activities	(85,291)	(114,827)	(229,946)
Net increase in cash and cash equivalents	85,702	1,728	992
Cash and cash equivalents at beginning of year	4,919	3,191	2,199
Cash and cash equivalents at end of year	$ 90,621	$ 4,919	$ 3,191

FAIR VALUES OF FINANCIAL INSTRUMENTS (Note 19)

Limitations: The fair value estimates made at December 31, 2004 and 2003 were based on pertinent market data and relevant information on the financial instruments at that time. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portfolio of financial instruments. Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, Valley has certain fee-generating business lines (e.g., its mortgage servicing operation, trust and investment management departments) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and short-term investments: For such short-term investments, the carrying amount is considered to be a reasonable estimate of fair value.

Investment securities held to maturity, investment securities available for sale and trading securities: Fair values are based on quoted market prices.

Loans: Fair values are estimated by discounting the projected future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loan. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.

Deposit liabilities: Current carrying amounts approximate estimated fair value of demand deposits and savings accounts. The fair value of time deposits is based on the discounted value of contractual cash flows using estimated rates currently offered for alternative funding sources of similar remaining maturity.

Short-term borrowings and Long-term debt: The fair value is estimated by obtaining quoted market prices of financial instruments when available. The fair value of other long-term debt is estimated by discounting the estimated future cash flows using market discount rates of financial instruments with similar characteristics, terms and remaining maturity.

The carrying amounts and estimated fair values of financial instruments were as follows at December 31, 2004 and 2003:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and due from banks	$ 163,371	$ 163,371	$ 218,166	$ 218,166
Investment securities held to maturity	1,292,338	1,306,074	1,232,239	1,252,765
Investment securities available for sale	1,883,729	1,883,729	1,805,680	1,805,680
Trading securities	2,514	2,514	4,252	4,252
Net loans	6,934,315	6,960,430	6,107,759	6,308,081
Financial liabilities:				
Deposits with no stated maturity	5,360,338	5,360,338	4,960,480	4,960,480
Deposits with stated maturities	2,158,401	2,168,962	2,202,488	2,227,720
Short-term borrowings	510,291	503,706	377,306	373,795
Long-term debt	1,890,170	1,915,926	1,547,221	1,561,605

The estimated fair value of financial instruments with off-balance sheet risk, consisting of unamortized fee income at December 31, 2004 and 2003 is not material.

BUSINESS SEGMENTS (Note 20)

VNB has four major business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment management and corporate and other adjustments. Lines of business and actual structure of operations determine each segment. Each is reviewed routinely for its asset growth, contribution to pre-tax net income and return on average interest-earning assets. Expenses related to the branch network, all other components of retail banking, along with the back office departments of the bank are allocated from the corporate and other adjustments segment to each of the other three business segments. The financial reporting for each segment contains allocations and reporting in line with VNB's operations, which may not necessarily be compared to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting. During 2003, the allocation of income and expense generated from the wealth management and insurance services and mortgage services portfolios were directly assigned to the respective non-interest income and non-interest expense lines in the consumer lending segment. The year ended December 31, 2002 has been adjusted to reflect the new allocation policy adopted in 2003.

The consumer lending segment provides products and services that include residential mortgages, home equity loans, automobile loans, credit card loans and other consumer lines of credit. In addition, this segment reflects both non-interest income and non-interest expense generated through VNB's trust and investment services, insurance products and mortgage servicing for investors. Consumer lending is generally available throughout New Jersey, New York and Pennsylvania.

The commercial lending division provides loan products and services to commercial establishments located primarily in New Jersey and New York. These include lines of credit, term loans, letters of credit, asset-based lending, construction, development and permanent real estate financing for owner occupied and leased properties, leasing, aircraft lending and Small Business Administration ("SBA") loans. The SBA loans are offered through a sales force covering New Jersey and a number of surrounding states and territories. The commercial lending division serves numerous businesses through departments organized into product or specific geographic divisions.

The investment management segment handles the management of the investment portfolio, asset/liability management and government banking for VNB. The objectives of this department are production of income and liquidity through the investment of VNB's funds. The bank purchases and holds a mix of bonds, notes, U.S. and other governmental securities and other investments.

The corporate and other adjustments segment represents income and expense items not directly attributable to a specific segment including gains on securities transactions not classified in the investment management segment above, interest expense related to the long-term debt payable to VNB Capital Trust I, as well as income from derivative financial instruments and service charges on deposit accounts and expenses for occupancy, furniture and equipment, data processing, professional fees, postage, telephone and stationery.

The following tables represent the financial data for the four business segments for the years ended 2004, 2003 and 2002.

	Year ended December 31, 2004				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			(in thousands)		
Average interest-earning assets	$3,293,822	$3,248,587	$3,073,761	$ —	$9,616,170
Interest income	$ 176,950	$ 188,094	$ 158,713	$ (4,831)	$ 518,926
Interest expense	44,829	44,214	41,834	15,730	146,607
Net interest income (loss)	132,121	143,880	116,879	(20,561)	372,319
Provision for loan losses	4,526	3,477	—	—	8,003
Net interest income (loss) after provision for loan losses	127,595	140,403	116,879	(20,561)	364,316
Non-interest income	42,900	10,785	14,025	16,618	84,328
Non-interest expense	51,978	22,766	632	144,673	220,049
Internal expense transfer	42,425	41,895	38,611	(122,931)	—
Income (loss) before income taxes	$ 76,092	$ 86,527	$ 91,661	$ (25,685)	$ 228,595
Return on average interest-bearing assets (pre-tax)	2.31%	2.66%	2.98%	—	2.38%

	Year ended December 31, 2003				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			(in thousands)		
Average interest-earning assets	$3,092,919	$2,986,456	$2,692,385	$ —	$8,771,760
Interest income	$ 180,092	$ 179,542	$ 143,987	$ (6,123)	$ 497,498
Interest expense	46,964	45,347	40,882	15,729	148,922
Net interest income (loss)	133,128	134,195	103,105	(21,852)	348,576
Provision for loan losses	3,460	3,885	—	—	7,345
Net interest income (loss) after provision for loan losses	129,668	130,310	103,105	(21,852)	341,231
Non-interest income	59,870	11,445	14,137	22,745	108,197
Non-interest expense	59,074	22,355	626	134,223	216,278
Internal expense transfer	38,205	36,890	32,003	(107,098)	—
Income (loss) before income taxes	$ 92,259	$ 82,510	$ 84,613	$ (26,232)	$ 233,150
Return on average interest-bearing assets (pre-tax)	2.98%	2.76%	3.14%	—	2.66%

	Year ended December 31, 2002				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			(in thousands)		
Average interest-earning assets	$2,754,744	$2,766,755	$2,588,766	$ —	$8,110,265
Interest income	$ 185,767	$ 183,682	$ 153,686	$ (5,716)	$ 517,419
Interest expense	53,572	53,806	50,346	15,729	173,453
Net interest income (loss)	132,195	129,876	103,340	(21,445)	343,966
Provision for loan losses	6,671	6,973	—	—	13,644
Net interest income (loss) after provision for loan losses	125,524	122,903	103,340	(21,445)	330,322
Non-interest income	35,762	10,537	4,175	30,764	81,238
Non-interest expense	38,926	21,142	147	132,049	192,264
Internal expense transfer	35,764	35,919	31,607	(103,290)	—
Income (loss) before income taxes	$ 86,596	$ 76,379	$ 75,761	$ (19,440)	$ 219,296
Return on average interest-bearing assets (pre-tax)	3.14%	2.76%	2.93%	—	2.70%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Valley National Bancorp:

We have audited the accompanying consolidated statements of financial condition of Valley National Bancorp and subsidiaries ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley National Bancorp and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Valley National Bancorp's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

March 4, 2005
New York, New York

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Within 90 days prior to the date of this report, Valley carried out an evaluation, under the supervision and with the participation of Valley's management, including Valley's President and Chief Executive Officer and Valley's Chief Financial Officer, of the effectiveness of the design and operation of Valley's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon the evaluation, they concluded that Valley's disclosure controls and procedures are effective in timely alerting them to material information relating to Valley (including its consolidated subsidiaries) required to be included in this report. There have been no significant changes in Valley's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

Valley's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, provides reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system reflects resource constraints and the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Valley have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control Over Financial Reporting

Valley's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2004, management assessed the effectiveness of Valley's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee.

Based on this assessment, management determined that, as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited Valley's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of the effectiveness of Valley's internal control over financial reporting as of December 31, 2004. The report, which expresses opinions on management's assessment and on the effectiveness of Valley's internal control over financial reporting as of December 31, 2004, is included in this item under the heading "Attestation Report of Independent Registered Public Accounting Firm."

Attestation Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Valley National Bancorp:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Valley National Bancorp ("the Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Valley National Bancorp's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of Valley National Bank's internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions for the preparation of Consolidated Financial Statements for Bank Holding Companies (Form FRY-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Valley National Bancorp maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Valley National Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Valley National Bancorp as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Valley National Bancorp and our report dated March 4, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

March 4, 2005
New York, New York

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information set forth under the captions "Director Information", "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2005 Proxy Statement is incorporated herein by reference. Certain information on Executive Officers of the registrant is included in Part I, Item 4A of this report, which is also incorporated herein by reference.

Item 11. ***Executive Compensation***

The information set forth under the caption "Executive Compensation" in the 2005 Proxy Statement is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information set forth under the captions "Equity Compensation Plan Information" and "Stock Ownership of Management and Principal Shareholders" in the 2005 Proxy Statement is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation" and "Certain Transactions with Management" in the 2005 Proxy Statement is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information set forth under the caption "Independent Public Accountants" in the 2005 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statements and Schedules***

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Consolidated Statements of Financial Condition
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Independent Auditor's Reports

All financial statement schedules are omitted because they are either inapplicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

(2) *Plan of acquisition, reorganization, arrangement, liquidation or succession:*

A. Agreement and Plan of Merger dated December 4, 2004 among Valley, VNB, Shrewsbury Bancorp and Shrewsbury State Bank is incorporated herein by reference to the Registrant's Form 8-K Current Report on December 2, 2004.

B. Agreement and Plan of Merger dated November 9, 2004 among Valley, VNB and NorCrown Bank is incorporated herein by reference to the Registrant's Form 8-K Current Report on November 11, 2004.

(3) *Articles of Incorporation and By-laws:*

A. Restated Certificate of Incorporation of the Registrant as amended on May 3, 2004 incorporated herein by reference to the Registrant's quarterly report on Form 10-Q for the quarter ended March 31, 2004.

B. By-laws of the Registrant is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2003.

(10) *Material Contracts:*

A. Amended and Restated "Change in Control Agreements" among Valley National Bank, Valley National Bancorp and Peter Crocitto, Stephen P. Davey, Elizabeth E. DeLaney, Kermit R. Dyke, Albert L. Engel, Alan D. Eskow, Robert E. Farrell, Richard P. Garber, Eric W. Gould, Walter M. Horsting, James G. Lawrence, Gerald H. Lipkin, Robert M. Meyer, Robert J. Mulligan and Garret G. Nieuwenhuis, dated November 30, 2004, incorporated herein by reference to the Registrant's Form 8-K Current Report on December 2, 2004.

B. "The Valley National Bancorp Long-term Stock Incentive Plan" dated January 19, 1999 and as amended is incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

C. "Severance Agreement" dated August 17, 1994 between Valley, VNB and Gerald H. Lipkin is filed herewith.

D. "Split-Dollar Agreement Revocation" dated April 22, 2004, between Valley, VNB, and Gerald H. Lipkin is incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

E. "Severance Agreements" as of January 1, 1998 between Valley, VNB and Peter Crocitto and Robert M. Meyer is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2003.

F. "The Valley National Bancorp Long-Term Stock Incentive Plan" dated January 10, 1989 and as amended is incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

G. Amendment to the "Severance Agreement" dated November 28, 2000 between Valley, VNB and Gerald H. Lipkin is filed herewith.

H. "Employment Continuation and Non-Competition Agreement" dated September 5, 2000 between Valley, VNB and James G. Lawrence is incorporated herein by reference to the Registrant's Form 8-K Current Report on December 2, 2004.

I. Amended and Restated Declaration of Trust of VNB Capital Trust I, dated as of November 7, 2001 is incorporated herein by reference to the Registrant's Report on Form 8-K filed on November 16, 2001.

J. Indenture among VNB Capital Trust I, The Bank of New York as Debenture Trustee, and Valley, dated November 7, 2001 incorporated herein by reference to the Registrant's Report on Form 8-K filed on November 16, 2001.

K. Preferred Securities Guarantee Agreement among VNB Capital Trust I, The Bank of New York, as Guarantee Trustee, and Valley, dated November 7, 2001 incorporated herein by reference to the Registrant's Report on Form 8-K filed on November 16, 2001.

L. "Severance Agreement" as of June 18, 2002 between Valley, VNB and Alan D. Eskow, is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2002.

M. Directors Deferred Compensation Plan, dated June 1, 2004, is incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

N. Awards to executive officers under Registrant's incentive compensation plan, incorporated herein by reference to the Registrant's Report on Form 8-K filed on February 11, 2005.

O. "Severance Agreement" dated February 11, 2004, between Valley, VNB and Albert L. Engel is incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(12) *Computation of Consolidated Ratios of Earnings to Fixed Charges*

(21) *List of Subsidiaries:*

(a) Subsidiaries of Valley:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
VNB Capital Trust I	Delaware	100%
Valley National Bank (VNB)	United States	100%
(b) Subsidiaries of VNB:		
VNB Mortgage Services, Inc.	New Jersey	100%
BNV Realty Incorporated (BNV)	New Jersey	100%
VN Investments, Inc. (VNI)	New Jersey	100%
VNB Loan Services, Inc.	New York	100%
VNB RSI, Inc.	New Jersey	100%
VNB International Services, Inc.	New Jersey	100%
New Century Asset Management, Inc.	New Jersey	100%
Hallmark Capital Management, Inc.	New Jersey	100%
Merchants New York Commercial Corp.	Delaware	100%
Valley Commercial Capital, LLC	New Jersey	100%
Valley National Title Services, Inc.	New Jersey	100%
Masters Coverage Corp.	New York	100%
Glen Rauch Securities, Inc.	New York	100%
Valley 747 Acquisition, LLC	New York	100%
VNB Route 23 Realty, LLC	New Jersey	100%
(c) Subsidiaries of BNV:		
SAR I, Inc.	New Jersey	100%
SAR II, Inc.	New Jersey	100%
(d) Subsidiary of VNI:		
VNB Realty, Inc.	New Jersey	100%
(e) Subsidiary of VNB Realty, Inc.:		
VNB Capital Corp.	New York	100%

(23) *Consents of Experts and Counsel*

(24) *Power of Attorney of Certain Directors and Officers of Valley*

(31.1) Certification of Gerald H. Lipkin, Chairman, President and Chief Executive Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).

(31.2) Certification of Alan D. Eskow, Executive Vice President and Chief Financial Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).

(32) Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Gerald H. Lipkin, Chairman, President and Chief Executive Officer of the Company and Alan D. Eskow, Executive Vice President and Chief Financial Officer of the Company.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANCORP

By: /s/ GERALD H. LIPKIN
Gerald H. Lipkin, ***Chairman of the Board, President and Chief Executive Officer***

By: /s/ ALAN D. ESKOW
Alan D. Eskow,
Executive Vice President and Chief Financial Officer

Dated: March 7, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title	Date
/s/ GERALD H. LIPKIN **Gerald H. Lipkin**	Chairman of the Board, President and Chief Executive Officer and Director	March 7, 2005
/s/ ALAN D. ESKOW **Alan D. Eskow**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 7, 2005
/s/ EDWARD J. LIPKUS **Edward J. Lipkus**	First Vice President and Controller (Principal Accounting Officer)	March 7, 2005
/s/ ANDREW B. ABRAMSON* **Andrew B. Abramson**	Director	March 7, 2005
/s/ PAMELA BRONANDER* **Pamela Bronander**	Director	March 7, 2005
/s/ JOSEPH COCCIA, JR.* **Joseph Coccia, Jr.**	Director	March 7, 2005
/s/ ERIC P. EDELSTEIN* **Eric P. Edelstein**	Director	March 7, 2005
/s/ MARY J. STEELE GUILFOILE* **Mary J. Steele Guilfoile**	Director	March 7, 2005
/s/ H. DALE HEMMERDINGER* **H. Dale Hemmerdinger**	Director	March 7, 2005
/s/ GRAHAM O. JONES* **Graham O. Jones**	Director	March 7, 2005

Signature	Title	Date
/s/ WALTER H. JONES, III* **Walter H. Jones, III**	Director	March 7, 2005
/s/ GERALD KORDE* **Gerald Korde**	Director	March 7, 2005
/s/ MICHAEL LARUSSO* **Michael LaRusso**	Director	March 7, 2005
/s/ ROBINSON MARKEL* **Robinson Markel**	Director	March 7, 2005
/s/ ROBERT E. MCENTEE* **Robert E. McEntee**	Director	March 7, 2005
/s/ RICHARD S. MILLER* **Richard S. Miller**	Director	March 7, 2005
/s/ BARNETT RUKIN* **Barnett Rukin**	Director	March 7, 2005
/s/ PETER SOUTHWAY* **Peter Southway**	Director	March 7, 2005
/s/ LEONARD J. VORCHEIMER* **Leonard J. Vorcheimer**	Director	March 7, 2005

*By Gerald H. Lipkin and Alan D. Eskow, as attorneys-in-fact.

VALLEY LOCATIONS

New Jersey

Bergen

Bogota
325 Palisade Avenue

Edgewater
46 Promenade, City Place

Elmwood Park
80 Broadway

Englewood
41-43 Palisade Avenue
80 West Street

Fair Lawn
139 Lincoln Avenue
20-24 Fair Lawn Avenue
31-00 Broadway

Fort Lee
1372 Palisade Avenue
2160 Lemoine Avenue
2180 Lemoine Avenue

Hackensack
3 University Plaza

Hillsdale
24 Broadway

Ho-Ho-Kus
18 Sycamore Avenue

Lodi
147 Main Street

Lyndhurst
456 Valley Brook Avenue

Midland Park
207 Franklin Avenue

Montvale
24 South Kinderkamack Road

Moonachie
199 Moonachie Road
Moonachie Road & East Joseph Street

New Milford
243 Main Street

North Arlington
629 Ridge Road

Northvale
151 Paris Avenue

Oakland
350 Ramapo Valley Road

Oradell
350 Kinderkamack Road

Paramus
80 East Ridgewood Avenue
East 58 Midland Avenue
Route 4 & Forest Avenue

Ramsey
10 South Franklin Turnpike

Ridgefield
868 Broad Avenue

Ridgewood
103 Franklin Avenue
44 Godwin Avenue

Rochelle Park
405 Rochelle Avenue

Tenafly
85 County Road

Waldwick
67 Franklin Turnpike

Wyckoff
356 Franklin Avenue

Essex

Belleville
22 Bloomfield Avenue
237 Washington Avenue
381 Franklin Avenue

Bloomfield
1422 Broad Street
548 Broad Street

Caldwell
15 Roseland Avenue

Cedar Grove
491 Pompton Avenue

Fairfield
167 Fairfield Road
One Passaic Avenue

Livingston
531 South Livingston Avenue
73 South Livingston Avenue

Maplewood
142 Maplewood Avenue
740 Irvington Avenue

Newark
167 Bloomfield Avenue
289 Ferry Street
784 Mount Prospect Avenue

Nutley
171 River Road
371 Franklin Avenue

South Orange
115 Valley Street (1/05)

West Caldwell
1059 Bloomfield Avenue

Hudson

Bayonne
522 Broadway

East Newark
710 North 4th Street at Bridge

Harrison
433 Harrison Avenue

Hoboken
305 River Street

Jersey City
46 Essex Street

Kearny
256 Kearny Avenue
72-80 Midland Avenue

North Bergen
8901 Kennedy Boulevard

Secaucus
40 Meadowlands Parkway
54 Mill Creek Mall

South Kearny
100 Central Avenue

Union City
4405 Bergenline Avenue

West New York
5712 Bergenline Avenue

Middlesex

South Plainfield
100 Durham Avenue

Morris

Budd Lake
202 Route 46 & Mount Olive Road
342 Route 46 West

Butler
Meadtown Shopping Center

Chatham
375 Main Street

Chester
Chester Springs Mall, 151 Route 206

Dover
100 East Blackwell Street

East Hanover
Route 10 West & Murray Road

Jefferson Township
715 Route 15 South

Landing
115 Center Street

Mine Hill
271-273 Route 46

Morris Plains
51 Gibraltar Drive

Morristown
10 Madison Avenue

Parsippany
120 Baldwin Avenue
Arlington Plaza, 800 Route 46

Succasunna
250 Route 10

Passaic

Clifton
1006 Route 46
505 Allwood Road
6 Main Avenue
925 Allwood Road

Little Falls
171 Browertown Road

North Haledon
475 High Mountain Road
5 Sicomac Road

Passaic
128 Market Street
211 Main Avenue
506 Van Houten Avenue
545 Paulison Avenue
615 Main Avenue

Pompton Lakes
516 Wanaque Avenue

Wayne
1200 Preakness Avenue
1345 Willowbrook Mall, Main Mall Entrance
1400 Valley Road
1445 Route 23 South
1445 Valley Road
1501 Hamburg Turnpike
1504 Route 23 North
200 Black Oak Ridge Road

Wayne (continued)
64 Mountain View Boulevard

Somerset

Bound Brook
466 West Union Avenue

Green Brook
302-306 Route 22 West

North Plainfield
1334 Route 22
672-6 Somerset Street

Sussex

Branchville
Branchville Square

Franklin
288 Route 23

Fredon
410 Route 94 at Willows Road

Sparta
7 Woodport Road

Tranquility
Route 517 at Kennedy Road

Vernon
Vernon Plaza, 538 Route 515

Union

Clark
76 Central Avenue

Mountainside
882 Mountain Avenue

Roselle Park
1 West Westfield Avenue

Scotch Plains
1922 Westfield Avenue

Union
2784 Morris Avenue

Westfield
801 Central Avenue

Warren

Belvidere
Route 46 at Route 519

Blairstown
128 Route 94

Hackettstown
105 Mill Street

New York

Manhattan

1040 Sixth Avenue
145 Fifth Avenue
275 Madison Avenue
295 Fifth Avenue
434 Broadway
62 West 47th Street
776 Avenue of the Americas
93 Canal Street


Valley National Bancorp

1455 Valley Road
Wayne, NJ 07470
973-305-3380

www.valleynationalbank.com